    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 13, 1999
                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                        PROGENICS PHARMACEUTICALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

             DELAWARE                              2834                             13-3379479
   (STATE OR OTHER JURISDICTION        (PRIMARY STANDARD INDUSTRIAL             (I. R. S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)

                          777 OLD SAW MILL RIVER ROAD
                           TARRYTOWN, NEW YORK 10591
                                 (914) 789-2800
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                          PAUL J. MADDON, M.D., PH.D.
                           CHAIRMAN OF THE BOARD AND
                            CHIEF EXECUTIVE OFFICER
                        PROGENICS PHARMACEUTICALS, INC.
                          777 OLD SAW MILL RIVER ROAD
                           TARRYTOWN, NEW YORK 10591
                                 (914) 789-2800
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

          DONALD J. MURRAY, ESQ.                      JOHN M. WESTCOTT, ESQ.
           DEWEY BALLANTINE LLP                         HALE AND DORR LLP
       1301 AVENUE OF THE AMERICAS                       60 STATE STREET
         NEW YORK, NEW YORK 10019                  BOSTON, MASSACHUSETTS 02109
              (212) 259-8000                             (617) 526-6000

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

     If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                                           PROPOSED          PROPOSED
                                                          NUMBER OF        MAXIMUM           MAXIMUM           AMOUNT OF
           TITLE OF EACH CLASS OF SECURITIES             SHARES TO BE   OFFERING PRICE      AGGREGATE        REGISTRATION
                   TO BE REGISTERED                      REGISTERED(1)   PER SHARE(2)    OFFERING PRICE(2)       FEE
-------------------------------------------------------------------------------------------------------------------------
Common Stock ($0.0013 par value per share).............    2,300,000       $21.625          $49,737,500        $13,827
=========================================================================================================================

(1) Includes 300,000 shares that the Underwriters have the option to purchase to cover any over-allotments.

(2) Estimated solely for the purpose of calculating the registration fee. Based on the average of the high and low sales price for the Common Stock on October 8, 1999.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                    SUBJECT TO COMPLETION, OCTOBER 13, 1999

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                2,000,000 SHARES
                                [PROGENICS LOGO]

                                  COMMON STOCK
                               $       PER SHARE

--------------------------------------------------------------------------------

Progenics is offering 2,000,000 shares with this prospectus. This is a firm commitment underwriting.

Our common stock is traded on the Nasdaq National Market under the symbol 'PGNX.' On October 11, 1999, the closing sale price of the common stock on Nasdaq was $20.75 per share.

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE 'RISK FACTORS' BEGINNING ON PAGE 8.

                                                        PER SHARE      TOTAL
                                                        ---------   ------------
Price to Public.......................................    $         $
Underwriting Discount.................................
Proceeds to Progenics.................................

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 300,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS
            ROBERTSON STEPHENS
                           PRUDENTIAL VECTOR HEALTHCARE
                          A UNIT OF PRUDENTIAL SECURITIES
                                              GERARD KLAUER MATTISON & CO., INC.
                                                          PUNK, ZIEGEL & COMPANY

            The date of this Prospectus is                   , 1999.

                [DIAGRAM DEPICTING PROGENICS' PRODUCT PIPELINE]

                      TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................    8
Use of Proceeds.............................................   18
Forward-Looking Statements..................................   19
Price Range of Common Stock.................................   19
Dividend Policy.............................................   19
Capitalization..............................................   20
Selected Financial Data.....................................   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   22
Business....................................................   26
Management..................................................   47
Principal Stockholders......................................   50
Underwriting................................................   52
Legal Matters...............................................   53
Experts.....................................................   53
Where Can You Find More Information.........................   53
Incorporation by Reference..................................   54
Index to Financial Statements...............................  F-1

                            ------------------------

     Progenics was incorporated in December 1986. Our principal executive offices are located at 777 Old Saw Mill River Road, Tarrytown, New York 10591, and our telephone number is (914) 789-2800. Our world wide web site address is www.progenics.com. We do not intend to incorporate the information in our web site as a part of this prospectus.

                               PROSPECTUS SUMMARY

     After you read the following summary, you should read and consider carefully the more detailed information and financial statements and related notes appearing elsewhere in this prospectus. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. If you invest in the common stock, you are assuming a high degree of risk. See 'Risk Factors.'

                                  OUR COMPANY

     Progenics is a biopharmaceutical company focusing on the development and commercialization of innovative products for the treatment and prevention of cancer and viral and other life-threatening diseases. We apply our immunology expertise to develop biopharmaceuticals that induce an immune response or that mimic natural immunity in order to fight cancers, such as malignant melanoma, and viral diseases, such as HIV infection. Our most advanced product candidate, GMK, is a therapeutic vaccine that has completed enrollment of a pivotal
Phase III clinical trial for the treatment of melanoma, the deadliest form of skin cancer. Our second vaccine product candidate, MGV, is being developed for the treatment of various cancers and is entering Phase II clinical trials. We have a collaboration with Bristol-Myers Squibb Company to develop and commercialize GMK and MGV. Based on our participation in the discoveries of two major receptors for HIV, we are engaged in the research and development of therapeutic products designed to block entry of HIV into human immune system cells. We have completed a Phase I/II clinical trial of one of these product candidates, PRO 542, and a Phase I clinical trial of another product candidate, PRO 367. We plan to initiate in the first half of 2000 a Phase II clinical trial of PRO 542 and a Phase I/II clinical trial of PRO 367. We are also engaged in the discovery and development of novel small-molecule HIV therapeutics that target the fusion co-receptors of the virus in collaboration with the Roche Group of Basel, Switzerland.

CANCER THERAPEUTICS

     Our GMK and MGV cancer therapeutics are based on proprietary ganglioside conjugate vaccine technology designed to stimulate the immune system to destroy cancer cells. This technology is exclusively licensed to us by Memorial Sloan-Kettering Cancer Center. Our lead product candidate, GMK, is designed to prevent recurrence of melanoma in patients who are at risk of relapse after surgery. The American Cancer Society estimates that 44,200 patients in the United States will be newly diagnosed with melanoma in 1999. In August 1996, we commenced a pivotal, randomized, multicenter Phase III clinical trial of GMK. This trial is being conducted in the United States by cooperative cancer research groups supported by the National Cancer Institute and completed patient enrollment in September 1999. We expect that a second Phase III clinical trial of GMK will be conducted in a number of countries outside of the United States. This trial is expected to commence by early 2000 and will be conducted in Europe, South Africa, Canada, South America and Australia under the guidance of the European Organization for Research and Treatment of Cancer.

     MGV is being developed to treat a wide range of cancers, including colorectal cancer, lymphoma, small cell lung cancer, sarcoma, gastric cancer and neuroblastoma. The American Cancer Society estimated that there would be over 260,000 new cases of these cancers in the United States during 1998. We believe that MGV, which incorporates two ganglioside antigens that are abundant in these and other types of cancer cells, may be an attractive adjunctive therapy to prevent recurrence after the cancer is removed surgically or reduced by chemotherapy or radiation therapy. We completed Phase I/II clinical trials with MGV at Sloan-Kettering in 1999 and expect that Phase II clinical trials will commence by early 2000.

     In July 1997, Progenics and Bristol-Myers Squibb Company entered into a collaboration under which we granted BMS an exclusive worldwide license to GMK and MGV. Upon signing the agreement, BMS made cash payments to us of $13.3 million and agreed to make further payments of up to $61.5 million upon the achievement of specified milestones. In June 1998 and September 1999 we recognized payments under our collaboration with BMS for achieving clinical milestones in the development of GMK. In addition, BMS is required to fund continued clinical development of GMK and MGV and to pay royalties on any sales of licensed products.

     We are also engaged in a research and development program relating to vaccine and antibody immunotherapeutics based on Prostate Specific Membrane Antigen. PSMA is a novel target that we think has promising applications in immunotherapeutics for prostate cancer and potentially for other types of cancer. This program is being conducted in collaboration with CYTOGEN Corporation.

HIV THERAPEUTICS

     We are engaged in a number of novel HIV drug development programs that are designed to prevent infection of healthy immune system cells by targeting specific extracellular receptors and the viral protein that binds to these receptors. Binding of HIV to the CD4 receptor and to the CCR5 or CXCR4 co-receptor is necessary for attachment, fusion and entry of the virus into the cell. We believe that, because the portion of the viral protein that binds to CD4 and to the fusion co-receptors does not often change, the likelihood of drug resistance to our product candidates through viral mutation is reduced. Additionally, the molecular structures of CD4, CCR5 and CXCR4 do not vary from person to person, making these receptors particularly appealing targets for drug development.

     Our PRO 542 and PRO 367 product candidates utilize our proprietary CD4 receptor technology. We are developing PRO 542 to selectively target HIV and prevent it from infecting healthy cells by binding to the sites on the virus that are required for entry into the cell. PRO 542 is being developed as an immunotherapy to treat asymptomatic HIV-positive individuals. We have completed two Phase I/II clinical trials of PRO 542 and plan to initiate a larger scale Phase II clinical trial in the first half of 2000.

     We are developing PRO 367 as a therapeutic agent designed to kill HIV-infected cells. PRO 367 consists of an antibody-like molecule linked to a therapeutic radioisotope. This product is designed to bind to and destroy HIV-infected cells by delivering a lethal dose of radiation. We have completed a Phase I clinical trial of PRO 367 and plan to initiate a larger scale
Phase I/II clinical trial in the first half of 2000.

     In December 1997 we entered into a collaboration with the Roche Group of Basel, Switzerland to discover and develop novel small-molecule HIV therapeutics that target the fusion co-receptors, including CCR5 and CXCR4. Under the terms of the collaboration, we granted to Roche an exclusive worldwide license to certain aspects of our HIV co-receptor technology. To date, Roche has made an upfront and a milestone payment to us. Under the terms of the collaboration, Roche is obligated to make additional milestone payments to us upon achievement of specified milestones, fund research for up to three years and pay royalties on the sale of any products commercialized as a result of the collaboration.

     We also are developing monoclonal antibodies against CCR5 capable of blocking virus-cell fusion. One of these antibodies, which we have designated PRO 140, inhibited HIV fusion in vitro. Assuming successful completion of the program to humanize PRO 140, we plan to initiate a Phase I/II clinical trial of PRO 140 in the second half of 2000.

                                  THE OFFERING

Common stock offered.........................  2,000,000 shares
Common stock to be outstanding after the
  offering...................................  11,562,270 shares (1)
Use of proceeds..............................  To fund research and development, in-licensing of technology, clinical trials and expansion of our
                                               research and development and manufacturing facilities
                                               as well as for working capital and general corporate
                                               purposes, including potential acquisitions of
                                               technologies, product candidates or companies.
Nasdaq National Market symbol................  PGNX
Risk factors.................................  This offering involves a high degree of risk. See
                                               'Risk Factors.'

------------

(1) Based on the number of shares outstanding at September 30, 1999. Excludes as of such date 3,110,479 shares of common stock issuable upon exercise of outstanding options and warrants at a weighted average exercise price of $7.20 per share.

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

                                                                                    SIX MONTHS
                                                    YEARS ENDED DECEMBER 31,      ENDED JUNE 30,
                                                   ---------------------------   ----------------
                                                    1996      1997      1998      1998     1999
                                                    ----      ----      ----      ----     ----
STATEMENT OF OPERATIONS DATA:
Revenues:
     Contract research and development...........  $   318   $14,591   $11,135   $5,329   $ 4,860
     Research grants.............................      203       665     1,251      581       423
     Product sales...............................       98        57       180       36        35
     Interest income.............................      106       301     1,455      664       593
                                                   -------   -------   -------   ------   -------
          Total revenues.........................      725    15,614    14,021    6,610     5,911
                                                   -------   -------   -------   ------   -------
Expenses:
     Research and development....................    3,700     7,364     8,296    3,912     5,321
     General and administrative..................    2,808     2,222     3,841    1,937     1,976
     Loss in joint venture.......................    --        --        --        --       1,797
     Interest expense............................       51       312        43       18        29
     Depreciation and amortization...............      309       319       388      164       305
                                                   -------   -------   -------   ------   -------
          Total expenses.........................    6,868    10,217    12,568    6,031     9,428
                                                   -------   -------   -------   ------   -------
          Operating (loss) income................   (6,143)    5,397     1,453      579    (3,517)
Income taxes.....................................    --          258     --        --       --
                                                   -------   -------   -------   ------   -------
     Net (loss) income...........................  $(6,143)  $ 5,139   $ 1,453   $  579   $(3,517)
                                                   -------   -------   -------   ------   -------
                                                   -------   -------   -------   ------   -------
Per share amounts on net (loss) income:
     Basic.......................................  $ (2.68)  $  1.64   $  0.16   $ 0.06   $ (0.37)
                                                   -------   -------   -------   ------   -------
                                                   -------   -------   -------   ------   -------
     Diluted.....................................  $ (2.68)  $  0.66   $  0.14   $ 0.05   $ (0.37)
                                                   -------   -------   -------   ------   -------
                                                   -------   -------   -------   ------   -------
Weighted average number of common shares
  outstanding:
     Basic.......................................    2,295     3,128     9,068    9,009     9,401

     Diluted.....................................    2,295     7,804    10,727   10,913     9,401

                                                                  JUNE 30, 1999
                                                              ---------------------
                                                                            AS
                                                              ACTUAL    ADJUSTED(1)
                                                              ------    -----------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities, including
  non-current portion.......................................  $22,840     $61,350
Working capital.............................................   19,955      58,465
Total assets................................................   26,079      64,589
Capital lease obligations, long-term portion................       66          66
Total stockholders' equity..................................   23,103      61,613

------------

(1) Gives effect to the sale of 2,000,000 shares of common stock in this offering, assuming a public offering price of $20.75 per share, and our receipt of the net proceeds after deducting the underwriting discount and estimated offering expenses. See 'Capitalization.'

                                  RISK FACTORS

     An investment in our common stock is speculative in nature and involves a high degree of risk. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating our company and its business and prospects.

IF WE CANNOT ADVANCE OUR PRODUCTS BEYOND THE EARLY STAGES OF PRODUCT DEVELOPMENT OR DEMONSTRATE CLINICAL EFFICACY, WE WILL NEVER COMMERCIALIZE A PRODUCT.

     Most of our products are at an early stage of development. The successful commercialization of our products will require significant further research, development, testing and regulatory approvals and additional investment. If we cannot advance our products beyond the early stages of product development or demonstrate clinical efficacy, we will never commercialize a product. There are a number of technological challenges that we must successfully address to complete most of our development efforts. We cannot assure you that any of our products in the research or preclinical development stage will yield results that would permit or justify clinical testing or that products that advance to clinical testing will be commercialized.

OUR PRODUCT DEVELOPMENT PROGRAMS ARE NOVEL AND, CONSEQUENTLY, INHERENTLY RISKY.

     We are subject to the risks of failure inherent in the development of product candidates based on new technologies. These risks include the possibility that:

      the technologies we use will not be effective;

      our product candidates will be unsafe or otherwise fail to receive the necessary regulatory approvals;

      our product candidates will be hard to manufacture on a large scale or will be uneconomical to market; or

      we do not successfully overcome technological challenges presented by our products.

     To our knowledge, no cancer therapeutic vaccine and no drug designed to treat HIV infection by blocking viral entry has been approved for marketing. Our other research and development programs involve similarly novel approaches to human therapeutics. Consequently, there is no precedent for the successful commercialization of products based on our technologies. We cannot assure you that any of our products will be successfully developed.

A SETBACK IN OUR GMK PROGRAM WOULD CAUSE A SHARP DROP IN OUR STOCK PRICE.

     We have an ongoing Phase III clinical trial for GMK and expect that a second Phase III clinical trial will commence by early 2000. Both of these trials are designed to be pivotal, which means that they are designed to produce results sufficient to support regulatory approval. If the results of these trials are not satisfactory, we would need to conduct additional clinical trials or abandon our GMK program. Since GMK is our most advanced product, a setback of this nature would almost certainly cause a sharp drop in our stock price. Moreover, failure of our GMK program could reflect adversely on our MGV program.

     Although we have completed patient enrollment in our first pivotal Phase III clinical trial involving GMK, a considerable amount of time will elapse before we know the results of this trial. This time is required to conduct patient follow-up and then to analyze the data. We cannot predict how long this will take, although we do not expect to know the results much before the second half of 2000, and it is just as likely that we will not know the results before 2001 or later.

OUR CLINICAL TRIALS COULD TAKE LONGER TO COMPLETE THAN WE EXPECT.

     Although for planning purposes we forecast the commencement, continuation and completion of clinical trials, the actual timing of these events can vary dramatically due to factors such as delays, scheduling conflicts with participating clinicians and clinical institutions and the rate of patient accruals. Our most advanced product candidates are intended for treating patients with relatively early stage cancer and are designed to delay or prevent the recurrence of disease. As a consequence, clinical trials involving these product candidates are likely to take longer to complete than clinical trials involving other types of therapeutics. We cannot assure you that clinical trials involving our product candidates will commence or be completed as forecasted.

     We have limited experience in conducting clinical trials. In certain circumstances we rely on corporate collaborators, academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our products. In addition, certain clinical trials for our products will be conducted by government-sponsored agencies and consequently will be dependent on governmental participation and funding. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. We cannot assure you that these trials will commence or be completed as we expect or that they will be conducted successfully. Failure to commence or complete, or delays in, any of our planned clinical trials could shake investors' confidence in our ability to develop products, which would likely cause our stock price to decrease.

IF TESTING DOES NOT YIELD SUCCESSFUL RESULTS, OUR PRODUCTS WILL FAIL.

     If preclinical and clinical testing of one or more of our products does not yield successful results, those products will fail. To achieve the results we need, we or our collaborators must demonstrate a product's safety and efficacy in humans through extensive preclinical and clinical testing. Numerous unforeseen events may arise during, or as a result of, the testing process, including the following:

      the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

      potential products may not have the desired effect or may have undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;

      results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;

      after reviewing test results, we or our collaborators may abandon projects which we might previously have believed to be promising, some of which may be described in this prospectus; and

      we, our collaborators or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks.

     Clinical testing is very expensive and can take many years. The failure to adequately demonstrate the safety and efficacy of a therapeutic product under development would delay or prevent regulatory approval of the product, which could adversely affect our profitability and credibility.

EVEN IF WE GET OUR PRODUCTS APPROVED, THEY MIGHT NOT BE ACCEPTED IN THE MARKETPLACE.

     The commercial success of our products will depend upon their acceptance by the medical community and third party payors as clinically useful, cost effective and safe. Even if our products obtain regulatory approval, we cannot assure you that they will achieve market acceptance of any significance. If any of our products do not achieve market acceptance, we will likely lose our entire investment in that product.

MARKETPLACE ACCEPTANCE WILL DEPEND IN PART ON COMPETITION IN OUR INDUSTRY, WHICH IS INTENSE.

     The extent to which any of our products achieve market acceptance will depend on competitive factors. Competition in our industry is intense, and it is accentuated by the rapid pace of technological development. Products currently exist in the market that will compete with the products that we are developing. Many of our competitors have substantially greater research and development capabilities and experience and greater manufacturing, marketing, financial and managerial resources than do we. These competitors may develop products that are superior to those we are developing and render our products or technologies non-competitive or obsolete. If our product candidates receive marketing approval but cannot compete effectively in the marketplace, our profitability and financial position would suffer.

IF WE LOSE OUR COLLABORATIVE PARTNERS, OR IF THEY DO NOT APPLY ADEQUATE RESOURCES TO OUR COLLABORATIONS, OUR PRODUCT DEVELOPMENT AND PROFITABILITY MAY SUFFER. IN PARTICULAR, ADVERSE DEVELOPMENTS IN OUR RELATIONSHIP WITH BRISTOL-MYERS SQUIBB COMPANY CAN HAVE A SIGNIFICANT AND ADVERSE EFFECT ON US AND OUR STOCK PRICE.

     Our business strategy includes entering into collaborations with corporate partners, primarily pharmaceutical companies, for one or more of the research, development, manufacturing, marketing and other commercialization activities relating to certain of our product candidates. If we lose our collaborative partners, or if they do not apply adequate resources to our collaborations, our product development and profitability may suffer.

     We have entered into a significant corporate collaboration with Bristol-Myers Squibb Company covering our most advanced product candidates, GMK and MGV. Adverse developments in our relationship with BMS can have a significant and adverse effect on us and our stock price. Pursuant to our agreements with BMS, we have granted to them the exclusive worldwide license to manufacture, use and sell GMK and MGV and any other products to which we have rights that include the GM2 or GD2 ganglioside antigens for the treatment or prevention of human cancer. As a result of the governing agreements, we are dependent on BMS to fund testing, to make certain regulatory filings and to manufacture and market existing and any future products resulting from the collaborations.

     We have also entered into a collaboration with the Roche Group of Basel, Switzerland pursuant to which we granted Roche an exclusive worldwide license to certain applications of our HIV co-receptor technology. This collaboration is subject to the same risks, to the extent of the product development program it covers, as our collaboration with BMS. We have also entered into collaborations with other partners.

     The amount and timing of resources dedicated by BMS or our other collaborators to their collaborations with us is not within our control. If any collaborator breaches or terminates its agreements with us, or fails to conduct its collaborative activities in a timely manner, the commercialization of our product candidates could be slowed down or blocked completely. We cannot assure you that BMS or our other collaborative partners will not change their strategic focus or pursue alternative technologies or develop alternative products, either on their own or in collaboration with others, as a means for developing treatments for the diseases targeted by these collaborative programs. For example, both BMS and Roche market products that may compete against products being developed in their collaborations with us. Our revenues and earnings also will be affected by the effectiveness of our corporate partners in marketing any successfully developed products.

     We cannot assure you that our collaborations with BMS or others will continue or be successful or that we will receive any further research funding or milestone or royalty payments. If our partners do not develop products under these collaborations, we cannot assure you that we would be able to do so on our own. Disputes may arise between us and BMS or our other collaborators as to a variety of matters, including financial or other obligations under our contracts, the most promising scientific or regulatory route to pursue or ownership of intellectual property rights. These disputes may be both expensive and time-consuming and may result in delays in the development and commercialization of product candidates.

WE MAY NOT BE ABLE TO NEGOTIATE ADDITIONAL COLLABORATIVE AGREEMENTS, WHICH COULD REDUCE OUR RATE OF PRODUCT DEVELOPMENT.

     We intend to continue to enter into new collaborative agreements in the future. However, we cannot assure you that we will negotiate any additional collaborative arrangements or that any of these relationships, if established, will be scientifically or commercially successful. Any additional collaborations would likely subject us to some or all of the risks described above with respect to our current collaborations.

WE HAVE A HISTORY OF OPERATING LOSSES, AND WE MAY NEVER BE PROFITABLE.

     We have a history of operating losses, and we may never be profitable. We have incurred substantial losses since our inception. As of June 30, 1999, we had an accumulated deficit of approximately $20.7 million. These losses have resulted principally from costs incurred in our research and development programs and from our general and administrative costs. We have derived no significant revenues from product sales or royalties, and we do not expect to achieve significant product sales or royalty revenue for a number of years, if ever. We may incur additional operating losses in the future, which could increase significantly as we expand development and clinical trial efforts.

     Our ability to achieve long-term profitability is dependent in part on obtaining regulatory approvals for products and entering into agreements for commercialization of our products. However, we cannot assure you that our operations will be profitable even if any of our products under development is commercialized.

WE ARE LIKELY TO NEED ADDITIONAL FINANCING, BUT OUR ACCESS TO CAPITAL FUNDING IS UNCERTAIN.

     Our current development projects require substantial capital. We may require substantial additional funds to conduct research activities, preclinical studies, clinical trials and other activities relating to the successful commercialization of potential products. However, our access to capital funding is uncertain. We do not have committed external sources of funding for most of our drug discovery and development projects, and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

      delay, reduce the scope of or eliminate one or more of our programs;

      obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or

      license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

     If we raise additional funds by issuing equity securities, further dilution to stockholders may result, and new investors could have rights superior to existing stockholders.

WE HAVE LIMITED MANUFACTURING CAPABILITIES, WHICH COULD ADVERSELY IMPACT OUR ABILITY TO COMMERCIALIZE PRODUCTS.

     We have limited manufacturing capabilities, which may result in increased costs of production or delay product development or commercialization. In order to commercialize our product candidates successfully, we or our collaborators must be able to manufacture products in commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner. The manufacture of some or all of our product candidates can be complex, difficult to accomplish even in small quantities, difficult to scale-up when large scale production is required and subject to delays, inefficiencies and poor or low yields of quality products. The cost of manufacturing certain of our products may make them prohibitively expensive. The contamination or loss of a supply of our product candidates, adjuvants or related materials could seriously delay clinical trials, since these materials are time-consuming to manufacture and cannot be readily obtained from third-party sources. We intend to use a portion of the proceeds from this offering to expand our facilities for additional research and developmental and manufacturing capacity. We have constructed two pilot-scale manufacturing facilities, one for the production of vaccines and one for the production of recombinant proteins, which we believe will be sufficient to meet our initial needs for clinical trials. These facilities may be insufficient for late-stage clinical trials and for commercial-scale manufacturing requirements. Accordingly, we may be required to expand our manufacturing staff and facilities, obtain new facilities or contract with corporate collaborators or other third parties to assist with production.

     In the event that we decide to establish a commercial-scale manufacturing facility, we will require substantial additional funds and will be required to hire and train significant numbers of employees and comply with applicable regulations, which are extensive. We cannot assure you that we will be able to develop a manufacturing facility that both meets regulatory requirements and is sufficient for all clinical trials or commercial-scale manufacturing.

     We have entered into arrangements with third parties for the manufacture of certain of our products. We cannot assure you that this strategy will result in a cost-effective means for manufacturing products. In employing third-party manufacturers, we will not control many aspects of the manufacturing process. We cannot assure you that we will be able to obtain adequate supplies from third-party manufacturers in a timely fashion for development or commercialization purposes, or that commercial quantities of products, if approved for marketing, will be available from contract manufacturers at acceptable costs.

WE ARE SUBJECT TO EXTENSIVE REGULATION, WHICH CAN BE COSTLY, TIME CONSUMING AND SUBJECT US TO UNANTICIPATED DELAYS.

     We and our products are subject to comprehensive regulation by the Food and Drug Administration in the United States and by comparable authorities in other countries. These national agencies and other federal, state and local entities regulate, among other things, the preclinical and clinical testing, safety, effectiveness, approval, manufacture, labeling, marketing, export, storage, record keeping, advertising and promotion of pharmaceutical products.
Violations of regulatory requirements at any stage, whether before or after marketing approval is obtained, may result in fines, forced removal of a product from the market and other adverse consequences.

WE DO NOT YET HAVE, AND MAY NEVER OBTAIN, THE REGULATORY APPROVALS WE NEED TO SUCCESSFULLY MARKET OUR PRODUCTS.

     Our products have not yet been approved by applicable regulatory authorities for commercialization. The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. We have had only limited experience in filing and pursuing applications necessary to gain regulatory approvals. We cannot guarantee that any of our products under development will be approved for marketing by the FDA. Even if regulatory approval of a product is granted, we cannot be certain that we will be able to obtain the labeling claims necessary or desirable for the promotion of those products. Even if we obtain regulatory approval, we may be required to undertake post-marketing trials. In addition, identification of side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials, changes in labeling of the product, and additional marketing applications. If we receive regulatory approval, we will also be subject to ongoing FDA obligations and continued regulatory review. Delays in receipt of or failure to receive regulatory approvals, or the loss of previously received approvals, would delay or prevent product commercialization, which would adversely affect our financial results.

WE ARE DEPENDENT ON OUR PATENTS AND PROPRIETARY RIGHTS. THE VALIDITY, ENFORCEABILITY AND COMMERCIAL VALUE OF THESE RIGHTS ARE HIGHLY UNCERTAIN.

     Our success is dependent in part on obtaining, maintaining and enforcing patent and other proprietary rights. The patent position of biotechnology and pharmaceutical firms is highly uncertain and involves many complex legal and technical issues. There is no clear policy involving the breadth of claims allowed in such cases, or the degree of protection afforded under such patents. Accordingly, we cannot assure you that patent applications owned by or licensed to us will result in patents being issued or that, if issued, the patents will give us an advantage over competitors with similar technology.

     We own or have licenses to certain issued patents. However, the issuance of a patent is not conclusive as to its validity or enforceability. The validity or enforceability of a patent after its issuance by the patent office can be challenged in litigation. We cannot assure you that our patents will not be successfully challenged. Moreover, the cost of litigation to uphold the validity of patents and to prevent infringement can be substantial. If the outcome of litigation is adverse to us, third parties may be able to use our patented invention without payment to us. Moreover, we cannot assure you that our patents will not be infringed or successfully avoided through design innovation.

     There may be patent rights belonging to others that require us to alter our products, pay licensing fees or cease certain activities. If our products conflict with patent rights of others, they could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We cannot assure you that we would prevail in any such action or that any license required under any such patent would be made available on acceptable terms or at all.

     The research, development and commercialization of a biopharmaceutical often involves alternative development and optimization routes, which are presented at various stages in the development process. The preferred routes cannot be predicted at the outset of a research and development program because they will depend on subsequent discoveries and test results. There are numerous third-party patents in our field, and it is possible that to pursue the preferred development route of one or more of our products we will need to obtain a license to a patent, which would decrease the ultimate profitability of the applicable product. If we cannot negotiate a license, we might have to pursue a less desirable development route or terminate the program altogether.

     The Aaron Diamond AIDS Research Center is a co-owner with us of one of the patent applications relating to the HIV co-receptor CCR5 and upon which our HIV co-receptor/fusion program is based. Unless we acquire from ADARC an exclusive license to ADARC's rights in this patent application, we cannot assure you that ADARC will not license such patent to a competitor of ours. Additionally, we have filed a number of U.S. and foreign patent applications, one of which is owned jointly with ADARC, relating to the discovery of the HIV co-receptor CCR5. We are aware that other groups have claimed discoveries similar to those covered by our patent applications. We do not expect to know for several years the relative strength of our patent position as compared to these other groups.

     We are required to make substantial cash payments and achieve certain milestones and satisfy certain conditions, including filing investigational new drug applications, obtaining product approvals and introducing products, to maintain our rights under our licenses, including our licenses from Sloan-Kettering and Columbia University. We cannot assure you that we will be able to maintain our rights under these licenses. Termination of any of these licenses could result in our being unable to commercialize any related product.

     In addition to the confidential intellectual property rights described above, we also rely on unpatented technology, trade secrets and confidential information. We cannot assure you that others will not independently develop substantially equivalent information and techniques or otherwise gain access to our technology or disclose such technology, or that we can effectively protect our rights in unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. We cannot assure you, however, that these agreements will provide effective protection for our information in the event of unauthorized use or disclosure of this confidential information.

WE ARE DEPENDENT ON THIRD PARTIES FOR A VARIETY OF FUNCTIONS; WE CANNOT ASSURE YOU THAT THESE ARRANGEMENTS WILL PROVIDE US WITH THE BENEFITS WE EXPECT.

     In addition to our reliance on corporate collaborators, we rely in part on third parties to perform a variety of functions, including research and development, manufacturing, clinical trials management and regulatory affairs. As of September 30, 1999, we had only 45 full-time employees.

We are party to several agreements which place substantial responsibility on third parties for clinical development of our products. We also in-license technology from medical and academic institutions in order to minimize investments in early research, and we enter into collaborative arrangements with certain of these entities with respect to clinical trials of product candidates. We cannot assure you that we will be able to maintain any of these relationships or establish new ones on beneficial terms, that we can enter into these arrangements without undue delays or expenditures or that these arrangements will allow us to compete successfully.

WE LACK SALES AND MARKETING EXPERIENCE, WHICH MAKES US DEPENDENT ON THIRD PARTIES FOR THEIR EXPERTISE IN THIS AREA.

     Assuming receipt of required regulatory approvals, we expect to market and sell our products principally through distribution, co-marketing, co-promotion or licensing arrangements with third parties. Our agreements with Bristol-Myers Squibb Company, the Roche Group and CYTOGEN Corporation grant these collaborators exclusive marketing rights with respect to products resulting from their respective collaborations with us. We have no experience in sales, marketing or distribution. To the extent that we enter into distribution, co-marketing, co-promotion or licensing arrangements for the marketing and sale of our products, any revenues we receive will depend primarily on the efforts of these third parties. We will not control the amount and timing of marketing resources such third parties devote to our products. In addition, if we market products directly, significant additional expenditures and management resources would be required to develop an internal sales force. We cannot assure you that we would be able to establish a successful sales force should we choose to do so.

IF WE LOSE KEY MANAGEMENT AND SCIENTIFIC PERSONNEL ON WHOM WE DEPEND, OUR BUSINESS COULD SUFFER.

     We are dependent upon our key management and scientific personnel. In particular, the loss of Dr. Maddon, our Chief Executive Officer and Chief Science Officer, or Mr. Prentki, our President, could cause our management and operations to suffer unless a qualified replacement could be found. We maintain a key man life insurance policy on Dr. Maddon in the amount of $2.5 million. We have an employment agreement with Dr. Maddon that expires in December 2001 and one with Mr. Prentki that expires in March 2001.

     Competition for qualified employees among companies in the biopharmaceutical industry is intense. Our future success depends upon our ability to attract, retain and motivate highly skilled employees. In order to commercialize our products successfully, we may be required to expand substantially our personnel, particularly in the areas of manufacturing, clinical trials management, regulatory affairs, business development and marketing. We cannot assure you that we will be successful in hiring or retaining qualified personnel.

IF SUFFICIENT QUANTITIES OF THE RAW MATERIALS NEEDED TO MAKE OUR PRODUCTS ARE NOT AVAILABLE, PRODUCT DEVELOPMENT AND COMMERCIALIZATION COULD BE SLOWED OR STOPPED.

     We cannot assure you that sufficient quantities of the raw materials needed to make our products will be available to support continued research, development or commercial manufacture of our products. We currently obtain supplies of critical raw materials used in production of GMK and MGV from single sources. In particular, commercialization of GMK and MGV requires an adjuvant, QS-21, available only from Aquila Biopharmaceuticals Inc. We have entered into a license and supply agreement with Aquila pursuant to which Aquila agreed to supply us with all of our QS-21 requirements for use in certain ganglioside-based cancer vaccines, including GMK and MGV. In connection with our collaboration with Bristol-Myers Squibb Company, we granted to BMS a non-exclusive sublicense under our license and supply agreement with Aquila, and BMS entered into a supply agreement with Aquila. We cannot assure you that Aquila will be able to supply sufficient quantities of QS-21 or that we or BMS will have the right or capability to manufacture sufficient quantities of QS-21 to meet our needs if Aquila is unable or unwilling to do so. We cannot assure you that we will not be subject to delays or disruption in the supply of this component. Any delay or disruption in the availability of raw materials could slow or stop product development and commercialization of the relevant product.

A SUBSTANTIAL PORTION OF OUR FUNDING COMES FROM FEDERAL GOVERNMENT GRANTS; WE CANNOT RELY ON THESE GRANTS AS A CONTINUING SOURCE OF FUNDS.

     A substantial portion of our revenues to date has been derived from federal research grants. We cannot rely on these grants as a continuing source of funds. The government's obligation to make payments under these grants is subject to appropriation by the United States Congress for funding in each year. Moreover, it is possible that Congress or the government agencies that administer these government research programs will decide to scale back these programs or terminate them. Consequently, we cannot assure you that we will be awarded research grants in the future or that any amounts derived from them will not be less than those received to date.

WE ARE SUBJECT TO THE UNCERTAINTY RELATED TO HEALTH CARE REFORM MEASURES AND REIMBURSEMENT POLICIES.

     In recent years, there have been numerous proposals to change the health care system in the United States. Some of these proposals have included measures that would limit or eliminate payments for medical procedures and treatments or subject the pricing of pharmaceuticals to government control. In addition, as a result of the trend towards managed health care in the United States, as well as legislative proposals to reduce government insurance programs, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly-approved health care products. If we or any of our collaborators succeeds in bringing one or more of our products to market, we cannot assure you that third-party payors will establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. Significant changes in the health care system in the United States or elsewhere, including changes resulting from adverse trends in third-party reimbursement programs, could have a material adverse effect on our profitability. Such changes also could have a material adverse effect on our ability to raise capital. Furthermore, our ability to commercialize products may be adversely affected to the extent that these proposals affect our collaborators.

WE ARE EXPOSED TO PRODUCT LIABILITY CLAIMS, AND IT IS UNCERTAIN THAT IN THE FUTURE INSURANCE AGAINST THESE CLAIMS WILL BE AVAILABLE TO US AT A REASONABLE RATE.

     Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We cannot assure you that we will be able to avoid product liability exposure. Product liability insurance for the biopharmaceutical industry is generally expensive, when available at all. We have obtained product liability insurance coverage in the amount of $5.0 million per occurrence, subject to a $5.0 million aggregate limitation. However, we cannot assure you that our present insurance coverage is now or will continue to be adequate. In addition, some of our license and collaborative agreements require us to obtain product liability insurance. It is possible that future license and collaborative agreements may also include such a requirement. We cannot assure you that adequate insurance coverage will be available to us at a reasonable cost in the future or that a product liability claim or recall would not have a material adverse effect on our financial position.

WE DEAL WITH HAZARDOUS MATERIALS AND MUST COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS, WHICH CAN BE EXPENSIVE AND RESTRICT HOW WE DO BUSINESS. WE COULD ALSO BE LIABLE FOR DAMAGES, PENALTIES OR OTHER FORMS OF CENSURE IF WE ARE INVOLVED IN A HAZARDOUS WASTE SPILL OR OTHER ACCIDENT.

     Our research and development work and manufacturing processes involve the use of hazardous, controlled and radioactive materials. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Despite precautionary procedures that we implement for handling and disposing of these materials, the risk of accidental contamination or injury cannot be eliminated. In the event of a hazardous waste spill or other accident, we could also be liable for damages, penalties or other forms of censure. Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations, we cannot assure you that we will not be required to incur significant costs to comply with environmental laws and regulations in the future or that we will not be materially and adversely affected by current or future environmental laws or regulations.

OUR STOCK PRICE HAS A HISTORY OF VOLATILITY. YOU SHOULD CONSIDER AN INVESTMENT IN OUR STOCK AS RISKY AND INVEST ONLY IF YOU CAN WITHSTAND A SIGNIFICANT LOSS.

     Our stock price has a history of significant volatility. This volatility has existed even in the absence of significant news or developments relating to Progenics. Moreover, the stocks of biotechnology companies and the stock market generally have been subject to dramatic price swings in recent years. Factors that may have a significant impact on the market price of our common stock include:

      the results of preclinical studies and clinical trials by us, our collaborators or our competitors;

      announcements of technological innovations or new commercial products by us, our collaborators or our competitors;

      governmental regulation;

      changes in reimbursement policies;

      health care legislation;

      developments in patent or other proprietary rights;

      developments in our relationships with collaborative partners;

      public concern as to the safety and efficacy of products developed by us, our collaborators or our competitors;

      fluctuations in our operating results; and

      general market conditions.

In addition, the market prices of equity securities generally have experienced significant volatility in the recent past, with the stock of small capitalization companies, like us, experiencing the greatest volatility. These price swings, both as to our stock and as to our industry and the stock market generally, are apt to continue. As a result, you could be subject to significant losses in your investment in our stock even if we successfully execute on our business plan. Moreover, the experiences of other companies would lead us to expect a severe decline in our stock price if we experience an adverse development in our business. As described above, our business plan is risky, and so there is a very real possibility that we will not succeed in achieving our goals. In sum, you should consider an investment in our stock as risky and invest only if you can withstand the loss of a significant portion, if not all, of your investment.

ANTI-TAKEOVER PROVISIONS MAY DISCOURAGE HOSTILE BIDS FOR CONTROL OF OUR COMPANY THAT MAY BE BENEFICIAL TO OUR SHAREHOLDERS.

     Certain of our stockholders, including Dr. Maddon and stockholders affiliated with Tudor Investment Corporation, beneficially own or control a substantial portion of our outstanding shares of common stock and therefore may have the ability, acting together, to elect all of our directors, to determine the outcome of corporate actions requiring stockholder approval and otherwise control our business. This control could have the effect of delaying or preventing a change in control of our company and, consequently, could adversely affect the market price of our common stock. In addition, our Board of Directors is authorized, without further stockholder action, to issue from time to time shares of preferred stock in one or more designated series or classes. The issuance of preferred stock, as well as provisions in certain of our stock options which provide for acceleration of exercisability upon a change of control, and Section 203 and other provisions of the Delaware General Corporation Law, could make the takeover of Progenics or the removal of our board of directors or management more difficult, discourage hostile bids for control of Progenics in which stockholders may receive a premium for their shares of common stock or otherwise dilute the rights of holders of common stock and depress the market price of our common stock.

SALES OF COMMON STOCK MAY HAVE AN ADVERSE IMPACT ON THE MARKET PRICE OF OUR COMMON STOCK.

     A substantial number of outstanding shares of common stock and shares of common stock issuable upon exercise of outstanding options and warrants are eligible for sale in the public market. Sales of substantial numbers of shares of common stock could adversely affect prevailing market prices. Some of our stockholders are entitled to require us to register their shares of common stock for offer or sale to the public. We have filed a Form S-8 registration statement registering shares issuable pursuant to our stock option plans. Any sales by existing stockholders or holders of options or warrants may have an adverse effect on our ability to raise capital and may adversely affect the market price of the common stock.

IF YOU PURCHASE COMMON STOCK, YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR SHARES.

     The public offering price for our shares will be substantially higher than our net tangible book value per share, which at June 30, 1999 was $2.45 per share. Investors purchasing our common stock in this offering will suffer immediate, substantial net tangible book value dilution of $15.37 per share, or $15.01 per share if the underwriters' over-allotment option is exercised in full, assuming a public offering price of $20.75 per share. In addition, this dilution will be increased to the extent that holders of outstanding options and warrants to purchase common stock at prices below our net tangible book value per share after this offering exercise such options or warrants.

WE FACE UNCERTAINTY WITH YEAR 2000 COMPLIANCE.

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using '00' as the year 1900 rather than the year 2000. This may result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to receive supplies from our vendors, or operate our accounting and other internal systems. If our software vendors are unable to address the Year 2000 compliance of their products, or should our suppliers' operations be disrupted by the Year 2000 issue, then our ability to serve collaborative partners and develop products may be affected.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the shares of common stock in this offering, assuming a public offering price of $20.75 per share and after deducting the underwriting discount and estimated expenses payable by us, will be approximately $38.5 million, or $44.4 million if the underwriters' over-allotment option is exercised in full. We expect to use the net proceeds from this offering to fund:

      research and development;

      in-licensing of technology;

      clinical trials; and

      expansion of our research and development and manufacturing facilities.

     We also plan to use the proceeds for working capital and general corporate purposes, including potential acquisitions of technologies, product candidates or companies. Although in the ordinary course of our business we engage in discussions regarding acquisitions, we are not currently a party to any definitive agreement or letter of intent regarding any material acquisition. Pending our use of the net proceeds from this offering as described above, we intend to invest the net proceeds in interest bearing investment grade securities.

     We believe that the net proceeds from this offering, together with our existing capital resources, should be sufficient to fund our operations at least through 2001. However, this is a forward-looking statement based on our current operating plan and the assumptions on which it relies. We cannot assure you that there will not be any change in our plans or that our assumptions will not turn out to be incorrect, in which event we could use up our assets before such time.

     Even if the funds described above last through 2001 as we expect, we are likely to need substantial additional funds to conduct research activities, preclinical studies, clinical trials and other activities relating to the development and commercialization of potential products. We cannot currently estimate with any accuracy the amount of these additional funds because it may vary significantly depending on, among other factors:

      the results of research and development and product testing;

      our potential relationships with in-licensors and collaborators;

      changes in the focus and direction of our research and development programs;

      potential acquisitions;

      the cost of filing, prosecuting, defending and enforcing patent claims;

      the regulatory approval process; and

      manufacturing, marketing and other costs associated with commercialization of products.

     We anticipate that we will seek any required additional funds from external sources, such as future offerings of equity or debt securities or agreements with corporate partners and collaborators. There can be no assurance, however, that we will be able to negotiate such arrangements or obtain additional funds on acceptable terms, if at all.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. When we use the words 'believes,' 'anticipates,' 'plans,' 'expects,' 'intends' and similar expressions, we are identifying forward-looking statements. We make these forward-looking statements based on information available to us as of the date of this prospectus and various assumptions that we believe are reasonable. We do not, however, represent these forward-looking statements as guarantees of future performance or results. There are a number of important factors, including those described above under the caption 'Risk Factors,' that could cause our actual results to differ materially from those indicated by our forward-looking statements.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol 'PGNX.' The following table sets forth for the periods indicated the high and low sales price per share of the common stock, as reported on the Nasdaq National Market. Such prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                                   HIGH            LOW
                                                                   ----            ---
Year Ended December 31, 1997:
     Fourth quarter (from November 19)......................     $15 5/16        $ 8
Year Ended December 31, 1998:
     First quarter..........................................      22 5/8          13
     Second quarter.........................................      22              13
     Third quarter..........................................      15 3/4           8 1/2
     Fourth quarter.........................................      16 1/2           9
Year Ended December 31, 1999:
     First quarter..........................................      16 3/4          10 5/8
     Second quarter.........................................      15 1/4          11 3/8
     Third quarter..........................................      31 3/8          12 1/2
     Fourth quarter (through October 11)....................      24 3/8          19 1/2

     On October 11, 1999, the last sale price for the common stock as reported by Nasdaq was $20.75. There were approximately 162 holders of record of the common stock as of October 11, 1999.

                                DIVIDEND POLICY

     We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business and that no dividends on our common stock will be declared in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our actual and as adjusted capitalization at June 30, 1999, as described below. The as adjusted column gives effect to the sale of the shares of common stock in this offering, assuming a public offering price of $20.75 per share, and the receipt of the net proceeds therefrom after deducting the underwriting discount and estimated offering expenses. The table below does not reflect:

      2,858,104 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $7.13 per share;

      314,592 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $6.08; and

      617,576 shares of common stock available for future issuance under our stock option and employee stock purchase plans.

     This table should be read in conjunction with our financial statements and the related notes, which are included elsewhere in this prospectus.

                                                                     JUNE 30, 1999
                                                              ---------------------------
                                                                 ACTUAL      AS ADJUSTED
                                                                 ------      -----------
Cash, cash equivalents and marketable securities, including
  non-current portion.......................................  $ 22,840,257   $ 61,350,257
                                                              ------------   ------------
                                                              ------------   ------------
Capital lease obligations, long-term portion................  $     65,667   $     65,667
                                                              ------------   ------------
Stockholders' equity:
     Preferred stock, $.001 par value; 14,320,174 shares
      authorized; none issued or outstanding................            --             --
     Common stock, $.0013 par value; 40,000,000 shares
      authorized; 9,446,366 shares issued and outstanding,
      actual; and 11,446,366 shares issued and outstanding,
      as adjusted...........................................        12,280         14,880
     Additional paid-in capital.............................    44,705,439     83,212,839
     Unearned compensation..................................      (851,080)      (851,080)
     Accumulated deficit....................................   (20,724,758)   (20,724,758)
     Accumulated other comprehensive loss...................       (38,659)       (38,659)
                                                              ------------   ------------
          Total stockholders' equity........................    23,103,222     61,613,222
                                                              ------------   ------------
Total capitalization........................................  $ 23,168,889   $ 61,678,889
                                                              ------------   ------------
                                                              ------------   ------------

                            SELECTED FINANCIAL DATA
                     (in thousands, except per share data)

     The selected financial data presented below as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 are derived from our financial statements, which are included elsewhere and incorporated by reference in this prospectus and which have been audited by PricewaterhouseCoopers LLP. The selected financial data presented below as of December 31, 1994, 1995 and 1996 and for each of the two years in the period ended December 31, 1995 are derived from our audited financial statements that are not included in this prospectus. The selected financial data presented below as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 have been derived from our unaudited financial statements which are included elsewhere and incorporated by reference in this prospectus and, in our opinion, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our financial position and results of operations. Operating results for the six months ended June 30, 1999 are not necessarily indicative of results that may be expected for any other interim period or for the year ending December 31, 1999. The data set forth below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Financial Statements and related notes included elsewhere and incorporated by reference in this prospectus.

                                                                                                    SIX MONTHS
                                                          YEARS ENDED DECEMBER 31,                ENDED JUNE 30,
                                               -----------------------------------------------   -----------------
                                                1994      1995      1996      1997      1998      1998      1999
                                                ----      ----      ----      ----      ----      ----      ----
STATEMENT OF OPERATIONS DATA:
Revenues:
     Contract research and development.......  $    --   $   200   $   318   $14,591   $11,135   $ 5,329   $ 4,860
     Research grants.........................      504       525       203       665     1,251       581       423
     Product sales...........................       52        50        98        57       180        36        35
     Interest income.........................      108        46       106       301     1,455       664       593
                                               -------   -------   -------   -------   -------   -------   -------
          Total revenues.....................      664       821       725    15,614    14,021     6,610     5,911
                                               -------   -------   -------   -------   -------   -------   -------
Expenses:
     Research and development................    2,859     3,852     3,700     7,364     8,296     3,912     5,321
     General and administrative..............      878     1,094     2,808     2,222     3,841     1,937     1,976
     Loss in joint venture...................       --        --        --        --        --        --     1,797
     Interest expense........................       50        87        51       312        43        18        29
     Depreciation and amortization...........      289       291       309       319       388       164       305
                                               -------   -------   -------   -------   -------   -------   -------
          Total expenses.....................    4,076     5,324     6,868    10,217    12,568     6,031     9,428
                                               -------   -------   -------   -------   -------   -------   -------
          Operating (loss) income............   (3,412)   (4,503)   (6,143)    5,397     1,453       579    (3,517)
Income taxes.................................       --        --        --       258        --        --        --
                                               -------   -------   -------   -------   -------   -------   -------
          Net (loss) income..................  $(3,412)  $(4,503)  $(6,143)  $ 5,139   $ 1,453   $   579   $(3,517)
                                               -------   -------   -------   -------   -------   -------   -------
                                               -------   -------   -------   -------   -------   -------   -------
Per share amounts on net (loss) income:
     Basic...................................  $ (1.52)  $ (1.99)  $ (2.68)  $  1.64   $  0.16   $  0.06   $ (0.37)
     Diluted.................................  $ (1.52)  $ (1.99)  $ (2.68)  $  0.66   $  0.14   $  0.05   $ (0.37)
Weighted average number of common shares
  outstanding:
     Basic...................................    2,250     2,265     2,295     3,128     9,068     9,009     9,401
     Diluted.................................    2,250     2,265     2,295     7,804    10,727    10,913     9,401


                                                                   DECEMBER 31,
                                                    ---------------------------------------------  JUNE 30,
                                                    1994     1995     1996      1997      1998       1999
                                                    ----     ----     ----      ----      ----       ----
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities,
  including non-current portion...................  $2,275   $  559   $   647   $23,624   $24,650   $22,840
Working capital...................................   2,019       19    (1,109)   20,562    25,137    19,955
Total assets......................................   3,489    1,736     1,633    24,543    27,900    26,079
Capital lease obligations and deferred lease
  liability, long-term portion....................     235      213       156       141       117        66
Total stockholders' equity (deficit)..............   2,827      852      (385)   23,034    26,079    23,103

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Progenics is a biopharmaceutical company focusing on the development and commercialization of innovative products for the treatment and prevention of cancer and viral and other life-threatening diseases. We commenced principal operations in late 1988 and since that time have been engaged primarily in research and development efforts, development of our manufacturing capabilities, establishment of corporate collaborations and raising capital. In order to commercialize the principal products that we have under development, we will need to address a number of technological challenges and comply with comprehensive regulatory requirements. Accordingly, it is not possible to predict the amount of funds that will be required or the length of time that will pass before we receive revenues from sales of any of these products. To date, product sales have consisted solely of limited revenues from the sale of research reagents. We expect that sales of research reagents in the future will not significantly increase over current levels. Our other sources of revenues through June 30, 1999 have been payments received under our collaboration agreements, research grants and contracts related to our cancer and HIV programs and interest income.

     To date, a majority of our expenditures have been for research and development activities. We expect that our research and development expenses will increase significantly as our programs progress and we make filings for related regulatory approvals. With the exception of the years ended
December 31, 1997 and 1998, we have had recurring losses and had, at June 30, 1999, an accumulated deficit of approximately $20,725,000. We have financed our operations primarily through the private sale and issuance of equity securities, a line of credit that has since been repaid and terminated, payments received under our collaboration with the Bristol-Myers Squibb Company beginning in July 1997, payments received under our collaboration with the Roche Group beginning in January 1998, funding under research grants and contracts, the proceeds of our initial public offering in November 1997 and the proceeds from the exercise of outstanding options and warrants. We will require additional funds to complete the development of our products, to fund the cost of clinical trials and to fund operating losses that are expected to continue for the foreseeable future. We do not expect our products under development to be commercialized in the near future.

RESULTS OF OPERATIONS

Six Months Ended June 30, 1999 and 1998

     Contract research and development revenue decreased to approximately $4,860,000 for the six months ended June 30, 1999 from approximately $5,329,000 for the six months ended June 30, 1998 as we received milestone payments pursuant to the BMS and Roche agreements in 1998. Revenues from research grants decreased to approximately $423,000 for the six months ended June 30, 1999 from approximately $581,000 for the six months ended June 30, 1998. The decrease resulted due to the funding of a fewer number of grants in the first half of 1999. Sales of research reagents were essentially unchanged at approximately $35,000 for the six months ended June 30, 1999 and $36,000 for the six months ended June 30, 1998 as orders for such reagents remained constant. Interest income decreased to approximately $593,000 for the six months ended June 30, 1999 from approximately $664,000 for the six months ended June 30, 1998 due to the decrease in cash available for investing.

     Research and development expenses increased to approximately $5,321,000 for the six months ended June 30, 1999 from approximately $3,911,000 for the six months ended June 30, 1998. The increase was principally due to the payment of license fees and the hiring of new scientists as we expanded our research and development programs in 1999 and the additional costs in 1999 of conducting our Phase III clinical trials, as the number of patients enrolled in the trials increased significantly.

     General and administrative expenses increased to approximately $1,977,000 for the six months ended June 30, 1999 from approximately $1,937,000 for the six months ended June 30, 1998. The increase was principally due to the hiring of additional administrative staff.

     We recognized a loss in our joint venture with CYTOGEN Corporation of approximately $1,797,000 for the six months ended June 30, 1999 as the joint venture expensed license fees.

     Interest expense increased to approximately $29,000 for the six months ended June 30, 1999 from approximately $18,000 for the six months ended
June 30, 1998. The increase was principally due to the recognition of interest expenses as we discounted future capital contributions to the joint venture.

     Depreciation and amortization expense increased to approximately $305,000 for the six months ended June 30, 1999 from approximately $164,000 for the six months ended June 30, 1998. The increase was principally due to the purchase of additional fixed assets and leasehold improvements that are amortized over the life of the lease that expires in December 2000.

     Our net loss for the six months ended June 30, 1999 was approximately $3,517,000 compared to net income of approximately $579,000 for the six months ended June 30, 1998.

Years Ended December 31, 1998 and 1997

     Contract research and development revenue decreased from $14,591,000 in 1997 to $11,135,000 in 1998. In connection with our collaboration with BMS, we received a licensing fee in 1997 and a milestone payment in 1998 and reimbursement of clinical development during both years. Revenues from research grants increased from $665,000 in 1997 to $1,251,000 in 1998. The increase resulted from the funding of a greater number of grants in 1998. Sales of research reagents increased from $57,000 in 1997 to $180,000 in 1998 resulting from increased orders for such reagents during 1998. Interest income increased from $301,000 in 1997 to $1,455,000 in 1998 due to the increase in cash available for investing as we received continued funding under our collaboration with BMS and invested the proceeds of our initial public offering completed in November 1997.

     Research and development expenses increased from $7,364,000 in 1997 to $8,296,000 in 1998. The increase was principally due to additional costs of manufacturing GMK and monitoring clinical trials during 1998, and additional costs of manufacturing PRO 542.

     General and administrative expenses increased from $2,222,000 in 1997 to $3,841,000 in 1998. The increase was principally due to the increase of professional fees associated with the negotiation of potential license agreements and increased costs of investor relations associated with operating as a public entity for the full year of 1998. Interest expense decreased from $312,000 in 1997 to $43,000 in 1998 as a result of the borrowings under a line of credit that commenced in March 1997 that were repaid in July 1997. We also had more interest expense on capitalized leases during 1997. Depreciation and amortization increased from $319,000 in 1997 to $388,000 in 1998. We purchased additional laboratory and office equipment in 1998.

     In 1998, we were able to utilize net operating loss carryforwards to offset our income and, therefore, had no provision for income taxes. In 1997, we recognized a provision for income taxes of $258,000, which was based upon prevailing federal and state tax rates reduced by the utilization of net operating loss carryforwards to the extent permitted by the alternative minimum tax rules.

     Our net income in 1997 was $5,139,000 compared to net income of $1,453,000 in 1998.

Years Ended December 31, 1997 and 1996

     Contract research and development revenue increased from $318,000 in 1996 to $14,591,000 in 1997 as we received a licensing fee and reimbursement of clinical development costs in connection with our collaboration with BMS. Revenues from research grants increased from $203,000 in 1996 to $665,000 in 1997. The increase resulted from the funding of a greater number of grants in 1997. Sales of research reagents decreased from $98,000 in 1996 to $57,000 in 1997 resulting from decreased orders for such reagents during 1997. Interest income increased from $106,000 in 1996 to $301,000 in 1997 due to the increase in cash available for investing as we received funding from our collaboration with BMS in July 1997 and our initial public offering in November 1997.

     Research and development expenses increased from $3,700,000 in 1996 to $7,364,000 in 1997. The increase was principally due to payments to licensors in connection with our collaboration with BMS, additional costs of manufacturing GMK in 1997 in connection with clinical testing and compensation expense related to the issuance of stock options to employees and consultants.

     General and administrative expenses decreased from $2,808,000 in 1996 to $2,222,000 in 1997. The decrease was principally due to the reduction of professional fees and printing costs that were associated with our unsuccessful efforts to sell common stock in a registered public offering in 1996. Interest expense increased from $51,000 in 1996 to $312,000 in 1997 as a result of borrowings commencing in March 1997 under a line of credit. Depreciation and amortization remained relatively unchanged from $309,000 in 1996 to $319,000 in 1997.

     In 1997, we recognized a provision for income taxes of $258,000 which was based upon prevailing federal and state tax rates reduced by the utilization of net operating loss carryforwards to the extent permitted by the alternative minimum tax rules.

     Our net loss in 1996 was $6,143,000 compared to net income of $5,139,000 in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations since inception primarily through private placements of equity securities, loans that were subsequently converted into equity securities, a line of credit that was repaid and terminated, payments received under collaboration agreements, including those with BMS and Roche, an initial public offering, funding under research grants and contracts, interest on investments, and the proceeds from the exercise of outstanding options and warrants.

     In March 1997, we entered into a credit agreement with Chase Capital Bank, which provided for borrowings of up to $2,000,000. We borrowed the full amount available under this facility in drawings made between March and June 1997. Our borrowings had a stated interest rate of prime and were used to fund working capital. We repaid all outstanding borrowings in July 1997 from proceeds of payments we received under our collaboration with BMS. Upon repayment, the line of credit terminated. Our obligations under the Chase loan agreement were guaranteed by two of our affiliates, and in consideration of such guarantee these affiliates were issued between March and July 1997 warrants to purchase an aggregate of 70,000 shares of common stock at an exercise price of $4.00 per share. At June 30, 1999, all 70,000 warrants were outstanding and fully exercisable.

     In November 1997, we sold 2,300,000 shares of common stock in our initial public offering. After deducting underwriting discounts and commissions and other expenses, we received net proceeds of $16,015,000. The net proceeds were invested in short-term, interest bearing investment grade securities pending further application.

     At June 30, 1999, we had cash, cash equivalents and marketable securities, including non-current portion, totaling approximately $22,840,000 compared with approximately $24,650,000 at December 31, 1998. Our facility lease has been extended to December 2000. In connection with the extended facility lease, we expended approximately $1.2 million for equipment and leasehold improvements during the period from January 1, 1998 to June 30, 1999 and expect to spend an additional $400,000 to enhance our manufacturing capabilities for clinical trials during the remainder of 1999. We intend to use a portion of the proceeds from this offering to expand our facilities for additional research and development and manufacturing capacity. In addition, we are obligated, under the terms of our joint venture with CYTOGEN Corporation, to contribute an additional $1.5 million in license fees through December 31, 2001 and to fund research and development of up to $3.0 million.

     We believe that the net proceeds from this offering, together with our existing capital resources, should be sufficient to fund operations at least through 2001. However, this is a forward-looking statement based on our current operating plan and the assumptions on which it relies. There could be changes that would consume our assets before such time. We will require substantial funds to conduct research and development activities, preclinical studies, clinical trials and other activities relating to the commercialization of any potential products. In addition, our cash requirements may vary materially from those now planned because of results of research and development and product testing, potential relationships with in-licensors and collaborators, changes in the focus and direction of our research and development programs, competitive and technological advances, the cost of filing, prosecuting, defending and enforcing patent claims, the regulatory approval process, manufacturing and marketing and other costs associated with the commercialization of products following receipt of regulatory approvals and other factors. We have no committed external sources of capital and, as discussed above, expect no significant product revenues for a number of years as it will take at least that much time, if ever, to bring our products to the commercial marketing stage. We may seek additional financing, such as through future offerings of equity or debt securities or agreements with corporate partners and collaborators with respect to the development of our technology, to fund future operations. We cannot assure you, however, that we will be able to obtain additional funds on acceptable terms, if at all.

YEAR 2000 COMPLIANCE

     The 'Year 2000' problem relates to many currently installed computers and software as well as other equipment that relies on embedded computer technology. If these systems are not capable of distinguishing 21st century dates from 20th century dates they will experience operating difficulties subsequent to December 31, 1999 unless they are modified, upgraded, or replaced to adequately process information involving, related to or dependent upon the century change. If a system used by us or a third party dealing with us fails because of the inability of the system to properly read a 21st century date, the results could have a material adverse effect on our operations. We recognize the need to ensure our operations will not be adversely impacted by Year 2000 systems failures. A team of our personnel has reviewed our internal infrastructure and identified substantially all of the major systems used in connection with our internal operations. We believe that we have identified and corrected any potential Year 2000 problems by modifying, upgrading or replacing the necessary hardware and software in these major systems. We cannot assure you, however, that we identified all Year 2000 non-compliant business systems on which we rely or adequately remediated non-compliant systems that we have identified.

     Costs incurred to date to correct Year 2000 problems have been immaterial. While we continue to monitor our systems for Year 2000 problems, we believe the cost to complete any additional modifications, upgrades or replacements of any affected systems will not have a material impact on our business or results of operations. This cost estimate is based on our current analysis and may be revised, if necessary, if additional Year 2000 problems are identified. We also recognize the risk that suppliers of products, services, and collaborators with whom we transact business may not comply with Year 2000 requirements. We have initiated communications with our significant suppliers and collaborators to determine the extent to which we are vulnerable if these third parties fail to remediate their own Year 2000 issues. The review is ongoing and we are unable to determine, at this time, the probability that any material supplier or collaborator will not be able to correct any Year 2000 problem in a timely manner. In the event any such third parties cannot provide us with products or services or continue collaborations with us, our results of operations could be materially adversely affected. Based on the above, we have yet to develop a comprehensive contingency plan with respect to the Year 2000 problem. We will continue to monitor our own systems and, to the extent possible, evaluate the systems of our third party suppliers and collaborators to ensure progress on this critical matter. However, if we identify significant risks related to the Year 2000 compliance or progress deviates from anticipated timelines, we will develop contingency plans as deemed necessary at that time.

IMPACT OF THE ADOPTION OF RECENTLY ISSUED ACCOUNTING STANDARD

     In September 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, 'Accounting for Derivatives and Hedging Activities' ('SFAS No. 133'). SFAS No. 133 as amended by
SFAS No. 137 establishes a comprehensive standard on accounting for derivatives and hedging activities and is effective for periods beginning after September 15, 1999. We do not believe that the future adoption of SFAS No. 133 will have a material effect on our financial position and results of operations.

                                    BUSINESS

OVERVIEW

     Progenics is a biopharmaceutical company focusing on the development and commercialization of innovative products for the treatment and prevention of cancer and viral and other life-threatening diseases. We apply our immunology expertise to develop biopharmaceuticals that induce an immune response or that mimic natural immunity in order to fight cancers, such as malignant melanoma, and viral diseases, such as HIV infection. Our most advanced product candidate, GMK, is a therapeutic vaccine that has completed enrollment of a pivotal
Phase III clinical trial for the treatment of melanoma, the deadliest form of skin cancer. Our second vaccine product candidate, MGV, is being developed for the treatment of various cancers and is entering Phase II clinical trials. We have a collaboration with Bristol-Myers Squibb Company to develop and commercialize GMK and MGV. Based on our participation in the discoveries of two major receptors for HIV, we are engaged in the research and development of therapeutic products designed to block entry of HIV into human immune system cells. We have completed a Phase I/II clinical trial of one of these product candidates, PRO 542, and a Phase I clinical trial of another product candidate, PRO 367. We plan to initiate in the first half of 2000 a Phase II clinical trial of PRO 542 and a Phase I/II clinical trial of PRO 367. We are also engaged in the discovery and development of novel small-molecule HIV therapeutics that target the fusion co-receptors of the virus in collaboration with the Roche Group of Basel, Switzerland.

PRODUCT DEVELOPMENT

     We apply our expertise in immunology to the development of therapeutic biopharmaceuticals that use components of the immune system, particularly antibodies, to fight diseases. Our principal programs are directed towards cancer and HIV. In the case of cancer, we are developing vaccine products that are designed to induce specific antibody responses to cancer antigens. In the case of HIV, we are developing therapeutic products by genetically engineering molecules that function as antibodies and selectively target HIV and HIV-infected cells for neutralization or destruction. We are also actively engaged in research and discovery of compounds based on the HIV receptor, CD4, and HIV co-receptors, including CCR5 and CXCR4, and their roles in viral attachment, fusion and entry. We are also actively seeking out other promising products and technologies around which to build a program.

     The following table summarizes the status of our principal development programs, product candidates and products and identifies any related corporate collaborator.

                                                                                        CORPORATE
      PROGRAM/PRODUCT             INDICATION/USE                 STATUS(1)             COLLABORATOR
----------------------------  ----------------------  -------------------------------  ------------
CANCER THERAPEUTICS
GMK                           Vaccine for melanoma    Phase III                        BMS

MGV                           Vaccine for colorectal  Phase II expected to             BMS
                              cancer, lymphoma,       commence by early 2000
                              small cell lung
                              cancer, sarcoma,
                              gastric cancer and
                              neuroblastoma

PSMA                          Immunotherapeutics for  Research                         CYTOGEN(2)
                              prostate and
                              potentially other
                              cancers

HIV THERAPEUTICS
PRO 542                       HIV therapy             Phase II expected to commence        --
                                                      in first half of 2000

PRO 367                       HIV therapy             Phase I/II expected to commence      --
                                                      in the first half of 2000

PRO 140                       HIV therapy             Preclinical; Phase I/II              --
                                                      expected to commence in the
                                                      second half of 2000

Small-molecule drugs:
    Co-receptor/fusion        HIV therapy             Research                         Roche

    HIV attachment            HIV therapy             Research                         AHP(3)
                                                                                       Pharmacopeia

ProVax                        HIV vaccine             Research                             --

OTHER THERAPEUTICS
DHA                           Alzheimer's disease,    Preclinical; Phase I/II              --
                              stroke and other        expected to commence in the
                              diseases of oxidative   second half of 2000
                              stress

------------

(1) 'Research' means initial research related to specific molecular targets, synthesis of new chemical entities, assay development or screening for the identification of lead compounds.

    'Preclinical' means that a lead compound is undergoing toxicology, formulation and other testing in preparation for clinical trials.

    Phase I-III clinical trials denote safety and efficacy tests in humans as follows:

       'Phase I': Evaluation of safety.

       'Phase I/II': Evaluation of safety with some measure of efficacy.

       'Phase II': Evaluation of safety, dosing and efficacy.

       'Phase III': Larger scale evaluation of safety and efficacy. See 'Business -- Government Regulation.'

(2) Collaboration is in the form of a joint venture.

(3) 'AHP' means the Wyeth-Ayerst Research Division of American Home Products Corporation.

THE HUMAN IMMUNE SYSTEM

     The human immune system protects the body from disease by specifically recognizing and destroying invading viruses, bacteria and other pathogens. In addition, the immune system is capable of recognizing and eliminating from the body abnormal cells, such as cancer cells and cells infected with viruses and bacteria. This recognition function relies on the immune system's ability to recognize as foreign specific molecular configurations, which are referred to generically as antigens. White blood cells, particularly B and T lymphocytes, have the ability to recognize antigens made by infectious agents and abnormal cells and react to them. For example,

B lymphocytes produce antibodies that recognize specific antigens. Antibodies are complex protein molecules that can bind to these antigens and neutralize or eliminate infectious agents and cancer cells.

     Vaccines are designed to induce the production of antibodies against specific antigens on infectious agents and abnormal cells and thereby protect the body from illness. Although vaccines have historically been used prophylactically to prevent the contraction of an infectious disease, more recently vaccines are also being developed as therapeutics to fight ongoing diseases. In addition, genetic engineering techniques have enabled the production of antibodies or antibody-like molecules in the laboratory. These genetically designed molecules are intended to mimic the body's own immune response in situations where the immune response has been suppressed or otherwise compromised.

CANCER THERAPEUTICS

     Cancer is a set of different diseases, each of which is characterized by aberrations in cell growth and differentiation. The establishment and spread of a tumor is a function of its growth characteristics and its ability to suppress or evade the body's normal defenses, including surveillance and elimination of cancer cells by the immune system. Eradication of malignant cells which can metastasize, or spread, to vital organs, leading to death, is central to the effective treatment of cancer.

     Despite recent advances in treatment, therapies for many types of cancer continue to suffer from serious limitations. The principal therapies for cancer have historically been surgery, radiation and chemotherapy. A significant drawback to conventional anti-cancer therapy is that both occult, or hidden, and residual disease is difficult or impossible to eliminate fully, which can lead to relapse.

GANGLIOSIDE CONJUGATE VACCINES

     Our principal cancer vaccine programs, GMK and MGV, involve the use of purified gangliosides as cancer antigens. Gangliosides are chemically-defined molecules composed of carbohydrate and lipid components. Certain gangliosides are usually found in low amounts in normal human tissue, but are abundant in certain cancers, such as melanoma, colorectal cancer, lymphoma, small cell lung cancer, sarcoma, gastric cancer and neuroblastoma.

     Our cancer vaccines use known amounts of chemically-defined antigens, not dead cancer cells or crude extracts from cancer cells. As a result, we are able to measure specific immune responses to the gangliosides in our vaccines. We also believe that there is a reduced likelihood of variability in our products as compared to vaccines which are prepared from dead cancer cells or crude extracts from cancer cells or which require complicated manufacturing processes.

     Because gangliosides alone do not normally trigger an immune response in humans, we attach gangliosides to large, highly immunogenic carrier proteins to form 'conjugate' vaccines designed to trigger specific immune responses to ganglioside antigens. To further augment this immune response, we add an immunological stimulator, known as an 'adjuvant,' to our ganglioside-carrier protein conjugate.

     Our ganglioside conjugate vaccines stimulate the immune system to produce specific antibodies to ganglioside antigens. These antibodies have been shown in vitro to recognize and destroy cancer cells. In vitro refers to tests conducted in an artificial environment, like a test tube or culture media, as opposed to in vivo, which refers to tests in animals or otherwise in a living body, or ex vivo, which refers to tests conducted outside the body on samples of blood or other tissue that have been removed from the patient. Based on the in vitro results and the clinical trial results described below, we believe that vaccination of cancer patients with ganglioside conjugate vaccines will delay or prevent recurrence of cancer and prolong overall survival.

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

GMK: THERAPEUTIC VACCINE FOR MALIGNANT MELANOMA

     Our most advanced product under development is GMK, a proprietary therapeutic vaccine for melanoma that is currently in a pivotal Phase III clinical trial. We are collaborating with Bristol-Myers Squibb Company on this program. GMK, which is the first cancer vaccine based on a defined cancer antigen to enter Phase III clinical trials, is designed to prevent recurrence of melanoma in patients who are at risk of relapse after surgery. GMK is composed of the ganglioside GM2 conjugated to the carrier protein keyhole limpet hemocyanin, or KLH, and combined with the adjuvant QS-21. QS-21 is the lead compound in the StimulonTM family of adjuvants developed and owned by Aquila Biopharmaceuticals, Inc.

Target Market

     Melanoma is a highly lethal cancer of the skin cells that produce the pigment melanin. In early stages melanoma is limited to the skin, but in later stages it spreads to the lungs, liver, brain and other organs. We estimate that there are 300,000 melanoma patients in the United States today. The American Cancer Society estimates that 44,200 patients in the United States will be newly diagnosed with melanoma in 1999. Melanoma has one of the fastest growing incidence rates of any cancer in the United States. Projections indicate that for Americans living in the year 2000 the lifetime risk of developing melanoma is one in 75, compared to one in 135 in 1987 and one in 250 in 1980. Increased exposure to the ultraviolet rays of the sun may be an important factor contributing to the increase in new cases of melanoma.

     Melanoma patients are categorized according to the following staging system.

---------------------------------------------------------------------------------------------------------------------
                                                   MELANOMA STAGING
---------------------------------------------------------------------------------------------------------------------
          STAGE I                          STAGE II                   STAGE III                      STAGE IV
---------------------------------------------------------------------------------------------------------------------
 lesion less than 1.5 mm                 lesion greater       metastasis to regional                 distant
 thickness                               than 1.5 mm          draining lymph nodes                   metastasis
                                         thickness

 no apparent metastasis                  local spread from    regional spread from primary
                                         primary cancer       cancer site
                                         site
---------------------------------------------------------------------------------------------------------------------

     GMK is designed for the treatment of patients with Stage II or Stage III melanoma. It is estimated that these patients comprise approximately 50% of the total number of melanoma patients and, accordingly, we estimate that there are currently 150,000 Stage II and III melanoma patients in the United States. According to the American Cancer Society, an estimated 60% to 80% of Stage III melanoma patients will experience recurrence of their cancer and die within five years after surgery.

Current Therapies

     Standard treatment for melanoma patients includes surgical removal of the cancer. Thereafter, therapy varies depending on the stage of the disease. For Stage I and II melanoma patients, treatment generally consists of close monitoring for recurrence. The only approved treatment for Stage III melanoma patients is high-dose alpha interferon. In a reported study, the median recurrence-free survival period after surgery for patients treated with high-dose alpha interferon was 20 months versus 12 months for patients who received no treatment. In addition, the median overall survival period after surgery was 46 months for the treated group versus 34 months for the untreated group. However, treatment with high-dose alpha interferon causes substantial toxicities, requires an intensive treatment over twelve months (intravenous administration five days a week for the first month followed by subcutaneous injections three times a week for the remaining eleven months) and costs about $35,000 for the drug alone.

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

     Other approaches for treatment of Stage II or III melanoma patients are currently under investigation, but none has been approved for marketing. These experimental therapies include chemotherapy, low-dose alpha interferon and other vaccines.

Clinical Trials

     GMK entered a pivotal Phase III clinical trial in the United States in August 1996. A pivotal clinical trial is one that is designed to produce results sufficient to support regulatory approval. An additional, international pivotal Phase III clinical trial of GMK in earlier stage melanoma patients is also planned. We expect that this second trial will commence by early 2000. GMK is administered in the studies on an out-patient basis by 12 subcutaneous injections over a two-year period.

     The ongoing U.S. Phase III clinical trial compares GMK with high-dose alpha interferon in Stage IIb (advanced Stage II) and Stage III melanoma patients who have undergone surgery but are at high risk for recurrence. This randomized trial, which had achieved its targeted enrollment of 851 patients by September 1999, is being conducted nationally by the Eastern Cooperative Oncology Group in conjunction with the Southwest Oncology Group and other major cancer centers, cooperative cancer research groups, hospitals and clinics. ECOG and SWOG are leading cooperative cancer research groups supported by the National Cancer Institute and are comprised of several hundred participating hospitals and clinics, primarily in the United States. The primary endpoint of the U.S. trial is to compare the recurrence of melanoma in patients receiving GMK versus in patients receiving high-dose alpha interferon. The study will also compare quality of life and overall survival of patients in both groups.

     The second planned pivotal Phase III clinical trial is a randomized study in Stage II (IIa and IIb) melanoma patients who have undergone surgery but are at intermediate risk for recurrence. This trial, which we expect will commence by early 2000, will be conducted in Europe, South Africa, Canada, South America and Australia under the guidance of the European Organization for Research and Treatment of Cancer, Europe's largest cooperative cancer research group. Patients will be randomized to receive either GMK or observation with no treatment. The primary endpoint of this trial is to compare the recurrence of melanoma in patients receiving GMK versus in patients receiving observation with no treatment. The study will also compare overall survival of patients in both groups. In order to accelerate clinical development of GMK outside of the United States, we and BMS have agreed to integrate a previously scheduled third
Phase III clinical trial into this trial.

     A predecessor of GMK, called GM2-BCG, which combined the GM2 ganglioside with the adjuvant BCG, underwent clinical testing at Memorial Sloan-Kettering Cancer Center in the late 1980s. In a double-blind, randomized Phase II study in 122 Stage III melanoma patients, subjects in the treated group received GM2-BCG for six months after surgery; subjects in the control group received the same regimen with BCG alone. The median recurrence-free survival period after surgery for patients treated with GM2-BCG was 33 months versus 17 months for the patients in the control group. In addition, the median overall survival period after surgery for patients in the treated group was 70 months versus 30 months for patients in the control group. Approximately 85% of treated patients developed antibodies to the GM2 ganglioside. The presence of these antibodies significantly correlated with improved recurrence-free survival and overall survival of patients.

     Phase I/II clinical trials of GMK under institutional INDs, or investigational new drug applications, were conducted at Sloan-Kettering. In these studies, approximately 120 patients, most of whom had Stage III melanoma, were treated with GMK. All patients receiving GMK at the dose level being used in the current Phase III trials of GMK developed antibodies to GM2 ganglioside, which killed melanoma cells. Patients treated with GMK had levels of antibody to GM2 ganglioside that were on average four times higher and also were longer lasting than in patients treated with GM2-BCG in the GM2-BCG Phase II trial. In addition, GMK was well tolerated by all patients in these studies, and no clinically significant side effects attributable to the vaccine were observed.

MGV: THERAPEUTIC VACCINE FOR CERTAIN CANCERS

     Our second ganglioside conjugate vaccine in development, MGV, is a proprietary therapeutic vaccine for cancers which express GD2 or GM2 gangliosides. These cancers include colorectal cancer, lymphoma, small cell lung cancer, sarcoma, gastric cancer and neuroblastoma. We are collaborating with Bristol-Myers Squibb Company on this program. MGV has three components: (i) GM2-KLH, or GM2 ganglioside conjugated to KLH; (ii) GD2-KLH, or GD2 ganglioside conjugated to KLH; and (iii) QS-21 adjuvant. MGV is designed to prevent recurrence of cancer and prolong overall survival of patients after their cancer has been removed by surgery or reduced by chemotherapy or radiation therapy.

Target Market

     MGV targets cancers that the American Cancer Society estimated would have an aggregate incidence in the United States of over 260,000 during 1998. The American Cancer Society also estimated that over 135,000 persons would die from these targeted cancers, representing nearly 25% of all expected deaths from any cancer during 1998.

Clinical Trials

     MGV completed a Phase I/II clinical trial in 1999 under an institutional IND at Sloan-Kettering. The primary objectives of the study were to establish the safety of MGV and the ability of the vaccine to induce specific immune responses to both GD2 and GM2 gangliosides in patients with different cancer types. In addition, a goal of the study was to find the best ratio of GD2 and GM2 gangliosides in MGV to be used in future clinical trials.

     In this clinical trial, 31 patients with high-risk melanoma and sarcoma were immunized with MGV over a period of nine months. Patients were randomly assigned to five groups receiving a fixed dose of GM2-KLH and QS-21 adjuvant and one of a number of escalating doses of GD2-KLH. This study showed that the combination of GM2-KLH/GD2-KLH/QS-21 could produce antibodies to GM2 and GD2 and was well-tolerated. We expect that Phase II clinical trials of MGV will commence by early 2000.

PSMA

     We are engaged in a research and development program relating to vaccine and antibody immunotherapeutics based on Prostate Specific Membrane Antigen. PSMA is a protein that is abundantly expressed on the surface of prostate cancer cells. We believe this antigen may have applications in immunotherapeutics for prostate cancer and potentially for other types of cancer. We will focus on developing products which either target, or stimulate a response to, cells expressing PSMA on their surface. We have initiated a research and development program to pursue these applications. Our PSMA program is being conducted in collaboration with CYTOGEN Corporation.

     Prostate cancer is the most common form of cancer affecting U.S. males and is the second leading cause of cancer deaths in men each year. According to the American Cancer Society, in 1999, over 37,000 persons will die from prostate cancer, and 179,000 new incidences will be diagnosed. Conventional therapies include radical prostectomy, in which the prostate gland is surgically removed, radiation and hormone therapies, chemotherapy and 'watchful waiting.' Surgery and radiation therapy are associated with urinary incontinence and impotence. Hormone therapy and chemotherapy are generally not intended to be curative and are not actively used to treat localized, early-stage prostate cancer.

HIV THERAPEUTICS

     HIV infection causes a slowly progressive deterioration of the immune system which results in AIDS. HIV specifically infects cells that have the CD4 receptor on their surface. Cells with the CD4 receptor are critical components of the immune system and include T lymphocytes, monocytes, macrophages and dendritic cells. The devastating effects of HIV are largely due to the multiplication of the virus in these cells and the resulting dysfunction and destruction of these cells.

     Viral infection occurs when the virus binds to a host cell, enters the cell and, by commandeering the host cell's own reproductive machinery, creates thousands of copies of itself within the host cell. This process is called viral replication. Our scientists and their collaborators have made important discoveries in understanding how HIV enters human cells and initiates viral replication.

     In the 1980s, our scientists, in collaboration with researchers at Columbia University, the Institute of Cancer Research in London and the Centers for Disease Control and Prevention, demonstrated that the initial step of HIV infection involves the specific attachment of the virus to the CD4 receptor on the surface of human immune system cells. These researchers also showed that a specific glycoprotein, gp120, located on the surface of the virus, binds with high affinity to the CD4 receptor. Although these researchers demonstrated that binding to CD4 was necessary for HIV attachment, further discoveries have shown that attachment alone is not sufficient to enable the virus to enter the cell and initiate viral replication.

     Our scientists, in collaboration with researchers at the Aaron Diamond AIDS Research Center, described in an article in Nature the discovery of a co-receptor for HIV on the surface of human immune system cells. This co-receptor, CCR5, enables fusion of HIV with the cell membrane after binding of the virus to the CD4 receptor. This fusion step results in entry of the viral genetic information into the cell and subsequent viral replication. Our scientists, in collaboration with researchers at ADARC, demonstrated that it is the gp120 glycoprotein that binds to the CCR5 co-receptor as well as to the CD4 receptor. By a sophisticated process known as mutational analysis, these scientists further determined that the gp120 binding site on CCR5 is a discrete region at one end of the CCR5 molecule.

PROGENICS' HIV RECEPTOR TECHNOLOGIES

     Based on our participation in the discoveries of CD4 and CCR5, we are pursuing several approaches in the research and development of products designed to block entry of HIV into human immune system cells. Our PRO 542 and PRO 367 product candidates and our viral attachment programs are based on the CD4 receptor, and our PRO 140 and HIV co-receptor/fusion programs are based on the CCR5 and CXCR4 co-receptors.

     Because HIV must first attach to the CD4 receptor to infect human cells, we believe that the part of the gp120 glycoprotein that attaches to the CD4 receptor must remain constant across all strains of the virus. The gp120 glycoprotein is located on the exterior of both HIV and HIV-infected cells.
PRO 542 and PRO 367 incorporate a part of the CD4 receptor into genetically engineered molecules that function like antibodies and are designed to bind specifically to the gp120 glycoprotein of HIV or HIV-infected cells. In in vitro tests, these molecules have demonstrated the ability to bind with high affinity to gp120 glycoproteins from a wide range of HIV strains, including the strains most prevalent in the United States and the rest of the world. Because this technology is targeted to a part of HIV that is believed to be necessary for the virus to enter cells and not to mutate, we believe that our technology may address the obstacles presented by the high mutation rate of the virus.

     We have developed a panel of monoclonal antibodies against CCR5 that have been shown to block the ability of HIV to infect cells isolated from healthy individuals by inhibiting virus-cell fusion. One of these monoclonal antibodies, which we have designated PRO 140, inhibited HIV fusion in vitro at concentrations that had no apparent effect on the normal function of CCR5.

Target Market

     Our HIV therapeutic product candidates are designed primarily for use in asymptomatic HIV-positive individuals. Accordingly, the target population for these products is patients who are aware of their infection but do not yet have AIDS. Although there are few signs of disease in an

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

HIV-positive individual during the asymptomatic period, the virus is replicating in the body by infecting healthy cells. The World Health Organization estimated that as of the end of 1998, 1.4 million people in North America and Western Europe and 33.4 million people worldwide were infected with HIV. According to WHO, approximately 74,000 people in North America and Western Europe were newly infected with HIV during 1998.

Current Therapies

     At present, two classes of products have received marketing approval from the FDA, the agency that regulates new drug approvals in the United States, for the treatment of HIV infection and AIDS: reverse transcriptase inhibitors and protease inhibitors. Both types of drugs are inhibitors of viral enzymes and have shown efficacy in reducing the concentration of HIV in the blood and prolonging asymptomatic periods in HIV-positive individuals, especially when administered in combination.

     While combination therapy slows the progression of disease, it is not a cure. HIV's rapid mutation rate results in the development of viral strains that are resistant to reverse transcriptase and protease inhibitors. The potential for resistance is exacerbated by interruptions in dosing which lead to lower drug levels and permit increased viral replication. Non-compliance is common in patients on combination therapies, since these drug regimens require more than a dozen tablets to be taken at specific times each day. An additional problem is that currently approved drugs produce toxic side-effects in many patients, affecting a variety of organs and tissues, including the peripheral nervous system and gastrointestinal tract. These side-effects often result in patients interrupting or discontinuing therapy.

PRO 542: HIV THERAPY

     We are developing PRO 542 for the treatment of HIV infection. PRO 542 is a proprietary antibody-like product with four binding sites for the gp120 glycoprotein on HIV. PRO 542 is designed to neutralize HIV through one of two mechanisms: (i) binding to the gp120 glycoprotein and thereby preventing infection of healthy cells; or (ii) binding to and detaching the gp120 glycoprotein from the virus.

     In in vitro and ex vivo tests we conducted in collaboration with scientists at the Aaron Diamond AIDS Research Center and the Centers for Disease Control and Prevention, PRO 542 neutralized a wide variety of clinical strains of HIV as well as viruses in the blood of HIV-positive individuals. In comparative in vitro studies at ADARC using a panel of neutralizing antibodies to HIV, PRO 542 was found to be more potent and broadly neutralizing than the antibodies to which it was compared. In further studies at ADARC, PRO 542 protected severe combined immune deficient mice transplanted with human peripheral blood lymphocytes against infection by the three HIV strains tested, including strains of the virus isolated from HIV-positive individuals.

     We completed two dose-escalation Phase I/II clinical trials of PRO 542 in 1999. Both trials were designed to measure the safety, pharmacokinetics, immunogenicity and antiviral activity of PRO 542. Pharmacokinetics studies analyze how the body acts on a drug once the drug is administered and will determine, for example, how long the drug persists in the body. Immunogenicity studies analyze to what extent a patient's immune system mounts a response to the drug, which could impair the drug's ability to have its desired therapeutic effect and could, in some cases, have serious health consequences to the patient. Immunogenicity can be a serious problem, particularly for antibody-based drugs.

     Our first dose-escalation clinical trial of PRO 542 was conducted in 15 HIV-positive adult patients at Mount Sinai Medical Center in New York City. Findings indicated peak and one-week serum concentrations of PRO 542 compared favorably with preclinical models, approximating drug levels previously shown to neutralize clinical HIV strains in vitro. Data from this trial demonstrated that in patients receiving the highest dosage of PRO 542, infectious HIV was reduced to undetectable levels for prolonged periods following treatment. Data from this trial also indicated that administration of a single dose of PRO 542 was able to produce a statistically significant reduction in viral load in patients treated with the highest dose. Viral load means the concentration of virus nucleic acid, or genetic material, in the blood and is a widely used indicator of infection levels. In addition, PRO 542 was well-tolerated and non-immunogenic in all patients treated. PRO 542 serum concentrations remained above HIV inhibitory levels for greater than one week. We believe that these results support expanded clinical testing of this agent as a non-toxic therapy for HIV infection.

     The second dose-escalation Phase I/II clinical trial was conducted in HIV-positive children at Baylor College of Medicine in Houston, the University of California at San Francisco and the University of Pennsylvania by the AIDS Clinical Trials Group, a leading cooperative HIV research group supported by the National Institute of Allergy and Infectious Diseases. The results of this trial are expected to be released in the first half of 2000.

     In September 1997, we entered into a collaboration agreement with Genzyme Transgenics Corporation with the objective of developing a transgenic source of PRO 542 using Genzyme Transgenics' proprietary technology. This collaboration is designed to result in commercial-scale manufacture by producing PRO 542 in the milk of transgenic goats. By establishing this production arrangement, we can potentially advance PRO 542's development through Phase III clinical trials without the need for a commercialization collaboration.

PRO 367: HIV THERAPY

     We are developing PRO 367 as a therapeutic agent designed to destroy HIV-infected cells. PRO 367 is composed of a proprietary antibody-like molecule with two binding sites for the gp120 glycoprotein linked to a therapeutic radioisotope, which is a particle that emits radiation. PRO 367 is designed to bind with high affinity specifically to the gp120 glycoprotein on HIV-infected cells and to destroy these cells by delivering a lethal dose of radiation.

     In in vitro tests, PRO 367 bound with high affinity specifically to the gp120 glycoprotein on the cell surface. In addition, a pilot Phase I clinical trial in AIDS patients of a trace-labeled precursor of PRO 367 was conducted under an institutional IND at Sloan-Kettering. This trial assessed the safety and pharmacology of the compound with low doses of the radioisotope iodine-131. The compound was well tolerated by all patients, no clinically significant side effects attributable to the compound were observed and the compound exhibited suitable pharmacokinetics for further development. We plan to initiate dose-escalation Phase I/II clinical trials of PRO 367 in the first half of 2000 subject to obtaining necessary regulatory clearances. The study is expected to assess safety, pharmacokinetics, biodistribution, immunogenicity and antiviral effects of PRO 367 in HIV-positive adult patients. In these trials, we plan to use a new and highly potent type of radioisotope known as alpha-emitters.

PRO 140: HIV THERAPY

     In May 1999, we announced the development of a panel of proprietary anti-CCR5 monoclonal antibodies created at Progenics and evaluated in collaboration with the Aaron Diamond AIDS Research Center. These antibodies blocked the ability of HIV to infect cells isolated from healthy individuals by inhibiting virus-cell fusion, an approach not targeted by current HIV therapies. One monoclonal antibody, which we have designated PRO 140, inhibited HIV at concentrations that had no apparent effect on the normal function of CCR5. These properties were correlated with PRO 140's ability to bind to a distinct site on CCR5.

     Effective April 1999, we entered into a development and license agreement with Protein Design Labs, Inc. for PDL to develop a humanized version of PRO 140 that retains PRO 140's antiviral activity but which is more suitable for chronic use in humans. Assuming successful completion of the humanization program, we expect that the humanized PRO 140 will enter Phase I/II clinical trials in the second half of 2000.

     Recently we announced the findings from a preclinical study carried out in collaboration with ADARC in which PRO 140 potently blocked 17 of 17 primary HIV isolates that use CCR5 as a fusion co-receptor. These viruses are important for person-to-person transmission of HIV and predominate during the early stages of infection, when antiviral therapies have proven to be most effective. The test viruses were selected for their genetic and geographic diversity. PRO 140 was shown in these in vitro models to be effective at protecting primary T cells and macrophages, immune system cells that provide the major targets for HIV infection in vivo.

SMALL-MOLECULE DRUGS

Co-Receptor/Fusion: HIV Therapy

     Our HIV co-receptor programs are based on the CCR5 and CXCR4 co-receptors and the important role these molecules play in virus-cell fusion and subsequent viral replication. CCR5 and CXCR4 belong to a larger family of cellular receptors, known as 7-transmembrane G-protein-coupled receptors. These receptors have been successfully exploited as drug targets by commercialized pharmaceuticals addressing a wide range of human diseases. Additionally, studies have indicated that a naturally-occurring genetic mutation that disables the CCR5 co-receptor prevents HIV infection without compromising immune function. For these reasons, we believe that our co-receptor/fusion technology offers significant commercial opportunities.

     The first application of our HIV co-receptor technology is through the use of our proprietary fusion assays. These assays model fusion of HIV with human cells rapidly, automatically, sensitively and without the use of infectious virus. We have entered into a collaboration with the Roche Group of Basel, Switzerland to use these assays to discover and develop small-molecule HIV therapeutics that target the fusion co-receptors, including CCR5 and CXCR4. Under the terms of the collaboration, we have granted to Roche an exclusive worldwide license to our HIV co-receptor technology. Roche made an up-front payment and a milestone payment and is obligated to make further milestone payments, fund research for up to three years and pay royalties on the sale of any products commercialized as a result of the collaboration.

HIV Attachment Drug Screen: HIV Therapy

     As part of a collaborative research project with the Wyeth-Ayerst Research Division of American Home Products Corporation, we are using our proprietary HIV attachment assay to identify small-molecule compounds that inhibit attachment of HIV to the CD4 receptor. This assay has been used in a high-throughput screening program, and the compounds discovered are undergoing additional studies by Progenics and AHP to evaluate further their antiviral activity.

     In June 1998 we entered into a collaboration with Pharmacopeia, Inc. to discover small-molecule HIV therapeutics that block the attachment of the virus to its primary cellular receptor, CD4. Pursuant to this collaboration, we have provided proprietary technologies for high-throughput screening of compounds that inhibit the attachment of HIV to the CD4 receptor. Pharmacopeia has contributed proprietary combinatorial chemistry libraries of small-molecule drug candidates and medicinal chemistry expertise. We are currently in discussions with Pharmacopeia to expand this research collaboration.

PROVAX: HIV VACCINE

     We are conducting research with respect to our ProVax vaccine, a vaccine candidate which we believe may be useful as a preventative or a therapeutic treatment for HIV-positive individuals. We are currently performing government-funded research and development of the ProVax vaccine in collaboration with the Aaron Diamond AIDS Research Center.

OTHER THERAPEUTICS: DHA

     In February 1999 we licensed from Memorial Sloan-Kettering Cancer Center patent rights and technology relating to dehydroascorbic acid, a derivative of vitamin C. We have obtained exclusive worldwide rights to use DHA for treatment of disease involving oxidative damage to tissue, including tissues of the central nervous system.

     Antioxidants are compounds that act as scavengers of free radicals -- highly unstable molecules that play a role in certain diseases that damage tissue. Studies have shown that antioxidants can slow the progression of degenerative neurological diseases, such as Alzheimer's disease. Vitamin C is a potent antioxidant, but does not easily cross from the circulatory system into the brain. David W. Golde, M.D., Physician-in-Chief of Memorial Hospital, and his colleagues at Sloan-Kettering have shown that DHA readily crosses the blood-brain barrier and, once in the brain, is converted into vitamin C. As a result of these properties, we believe that DHA is a promising drug candidate for a broad range of neurodegenerative diseases caused by oxidative stress. We have initiated a research and development program to pursue these applications.

BUSINESS STRATEGY

     Our strategy is to develop and commercialize innovative products for the treatment and prevention of cancer and viral and other life-threatening diseases. Key elements of our strategy are as follows:

      Establish Timely Collaborations to Optimize Commercial Potential. We have entered into collaborations designed to mitigate the cost of drug development and increase the likelihood of a successful commercial introduction. By collaborating with Bristol-Myers Squibb Company on the clinical development of GMK and MGV, following the launch of Phase III clinical trials of GMK, we were able to contract for a combination of significant payments, milestones and royalties from a world leader in cancer therapies. In our HIV collaboration with Roche, we chose a strong partner with an important franchise in virology that has the necessary chemistry and small-molecule drug development resources to accelerate the commercial development of therapies using our HIV co-receptor discoveries.

      Retain Specific Product Rights for Internal Development. We have not partnered our lead HIV product candidates, PRO 542, PRO 367 and PRO 140, in order to further their clinical development on our own to preserve the value of these candidates for our shareholders. We have also retained the rights to certain ganglioside conjugate vaccine technology that may lead to cancer vaccines beyond the lead product candidates, GMK and MGV, that are partnered with BMS. By selectively pursuing the development of product candidates on our own or through joint ventures, we employ a flexible approach in determining the timing and nature of our alliances in an effort to optimize their value to us.

      Leverage Core Proprietary Technologies. We intend to continue developing a portfolio of therapeutic cancer vaccines and HIV treatments utilizing our proprietary ganglioside conjugate vaccine and HIV receptor and co-receptor/fusion technologies and intellectual property. Our license agreement with Sloan-Kettering covers certain potential developments in the cancer vaccine field resulting from work performed in a laboratory at Sloan-Kettering beyond the MGV and GMK vaccine products. Therefore, we are screening a variety of cancers in order to develop further ganglioside conjugate vaccines. In the HIV area, we are continuing our research based on the CD4 receptor and the CCR5 and CXCR4 co-receptors and their roles in viral attachment, fusion and entry.

      In-license or Acquire Additional Product Candidates and Technologies. We intend to continue in-licensing technologies and product candidates that complement our existing capabilities. In-licensing arrangements may include the establishment of collaborations with third parties to exploit the licensed technology. Sources for these technologies range from academic institutions and research organizations to other biotechnology and pharmaceutical companies. Through our joint venture with CYTOGEN, we are able to capitalize on our expertise in vaccines and antibodies in developing products for prostate cancer and potentially for other types of cancer targeting and using an exciting antigen, PSMA. In addition we have expanded our collaboration with Sloan-Kettering beyond cancer to include the exclusive use of DHA for the development of therapeutics for diseases involving oxidative tissue damage. We believe our strategy regarding in-licensing, joint ventures and acquisitions will enable us to bring products to market more quickly, efficiently and at lower cost while we focus our expertise on product development and preclinical trial design and implementation.

CORPORATE COLLABORATIONS

BRISTOL-MYERS SQUIBB COMPANY

     In July 1997, Progenics and Bristol-Myers Squibb Company entered into a series of related agreements. Pursuant to these agreements, we granted to BMS an exclusive, worldwide license to make, have made, use, sell, have sold and develop GMK and MGV and any other product to which we have rights that include the GM2 or GD2 ganglioside antigens and are used for the treatment or prevention of human cancer. BMS is entitled under these agreements to grant sublicenses, subject to restrictions.

     Pursuant to our agreements, BMS has made payments to us and is required to make milestone payments and pay royalties on any sales of licensed products. In July 1997, BMS paid us approximately $13.3 million, representing $11.5 million as reimbursement for expenses previously incurred by us in the development of GMK and MGV and licensing fees and $1.8 million as reimbursement of our clinical development costs for the period from April 15, 1997 to September 30, 1997. BMS is also required to make payments of up to $61.5 million upon achievement of specified milestones relating to the development and regulatory approval of GMK, MGV or other products that include the GM2 or GD2 ganglioside antigens. In June 1998, we announced that we had received the first such payment for achieving a clinical milestone in the development of GMK. We recognized an additional clinical milestone payment in September 1999. BMS is also required to pay royalties on any sale of licensed products and to fund ongoing development, clinical trials and regulatory activities of GMK and MGV pursuant to plans agreed to by the parties.

     In connection with our agreements with BMS, we granted to them sublicenses to the technology and other rights licensed to Progenics from each of Sloan-Kettering, The Regents of the University of California and Aquila Biopharmaceuticals under the licenses with these entities discussed under ' -- Licenses.' These sublicenses are exclusive as to the Sloan-Kettering and the Regents sublicenses and non-exclusive as to the Aquila sublicense and are intended, in general, to make available to BMS the technology licensed by us from these entities and used to make GMK and MGV. BMS is entitled under these sublicenses to grant further sublicenses, subject to certain restrictions.

     In connection with payments made by BMS to us under our agreements with BMS, we made payments to licensors as an inducement to these licensors to enter into agreements with us and BMS amending certain provisions of the prime licenses and granting to BMS certain related rights. Future payments made by BMS to us under our agreements with BMS also trigger payment obligations to these licensors. See ' -- Licenses.'

     Our agreements with BMS terminate at various times related, in general, to the expiration or abandonment of the related patents or to the first commercial sale of products. The agreements can also be terminated by either party upon a material, uncured breach by the other party. BMS has the further right to terminate our principal agreement with BMS (including its funding and milestone obligations) as to specified licensed products at specified times.

ROCHE GROUP

     In December 1997, we entered into a collaboration agreement with the Roche Group of Basel, Switzerland to discover and develop novel HIV therapeutics that target the recently identified fusion co-receptors of the virus. This collaboration, among other things, provides for Roche to apply its library of small-molecule compounds to our original screening assays in order to identify inhibitors of the interaction between HIV co-receptors and HIV. This program is in the early stage of drug discovery.

     Under the terms of the Roche agreement, we have granted to Roche a license covering products to which we have rights or that are developed as a result of the collaboration and which have been identified as, or developed for the purpose of, inhibiting the interaction between chemokine receptors that act as HIV co-receptors, including CCR5 and CXCR4, and HIV, which interaction results in fusion of HIV with cells. The license does not extend to certain classes of molecules, as to which we have retained rights. Pursuant to this license, Roche has an exclusive worldwide right to develop, make, have made, use, sell, offer to sell and import any covered products for the therapy of HIV infection. Subject to specified restrictions, Roche retains the right to grant sublicenses under the Roche agreement.

     Pursuant to the Roche agreement, Roche made an up-front payment and a milestone payment and is obligated to make further milestone payments, fund research for up to three years and pay royalties on the sale of any products commercialized as a result of the collaboration. We are also entitled to contingent licensing rights.

     The collaboration remains in full force, subject to the exceptions identified below, until the expiration of all obligations to pay royalties pursuant to any of the licenses granted therein. The Roche agreement can be terminated by either party upon a material, uncured breach by the other party. Roche has the further right to terminate the Roche agreement or the collaboration contemplated under the Roche agreement at specified times; however, in either case, Roche will not be relieved of certain minimum research funding obligations.

CYTOGEN CORPORATION

     We have entered into a collaboration with CYTOGEN Corporation to develop vaccine and antibody-based immunotherapeutic products based on Prostate
Specific Membrane Antigen. This collaboration is a joint venture structured in the form of a mutually owned limited liability company. All patents and know how currently owned or acquired in the future by Progenics or CYTOGEN and useful in the development of PSMA-based antibody or vaccine immunotherapeutics have been licensed to the joint venture. The principal patents licensed initially are several patents owned by Sloan-Kettering that cover PSMA. By the terms of the agreement, we are responsible for preclinical and clinical development, and CYTOGEN is principally responsible for product marketing. In addition, we have certain co-promotion rights. This program is in the initial phase of product research and development.

     The joint venture aspects of the collaboration are governed by a limited liability company agreement. This agreement provides generally for joint management. We are obligated to provide the initial $3.0 million in research and development funding and $2.0 million in payments the joint venture is required to pay CYTOGEN over time. Any other funding obligations are to be shared 50/50, with voting and ownership dilution resulting if a party fails to fund its share.

     The license agreement terminates on the last to expire or terminate of any licensable rights to patents or patent applications licensed by Progenics or CYTOGEN to the joint venture.

LICENSES

     We are a party to license agreements under which we have obtained rights to use certain technologies in our cancer and HIV programs, as well as certain other human therapeutics. Set forth below is a summary of these licenses.

     Sloan-Kettering. We are party to a license agreement with Sloan-Kettering under which we obtained the worldwide, exclusive rights to certain technology relating to ganglioside conjugate vaccines, including GMK and MGV, and their use to treat or prevent cancer. The Sloan-Kettering license terminates upon the expiration of the last of the licensed patents or 15 years from the date of the first commercial sale of a licensed product pursuant to the agreement, whichever is later. In addition to patent applications, the Sloan-Kettering license includes the exclusive rights to use certain relevant technical information and know-how. A number of Sloan-Kettering physician-scientists also serve as consultants to Progenics. We are also a party to a license agreement with Sloan-Kettering under which we obtained an exclusive, worldwide license to certain patent rights relating to DHA. The license continues for 20 years or to the end of the term for which the patent rights are granted.

     Regents of the University of California. We are party to a license agreement with the Regents of the University of California under which we obtained the exclusive rights to an issued U.S. patent covering certain ganglioside conjugate vaccines. The license agreement terminates upon the expiration of the patent.

     Columbia University. We are party to a license agreement with Columbia University under which we obtained exclusive, worldwide rights to certain technology and materials relating to CD4 and its use to treat or prevent HIV infection. The license agreement will terminate upon the expiration of the last of the licensed patents.

     Aquila Biopharmaceuticals. We have entered into a license and supply agreement with Aquila Biopharmaceuticals, Inc. pursuant to which Aquila agreed to supply us with all of our requirements for the QS-21 adjuvant for use in certain ganglioside-based cancer vaccines, including GMK and MGV. QS-21 is the lead compound in the Stimulon family of adjuvants developed and owned by Aquila. The license terminates upon the expiration of the last of the licensed patents.

     Protein Design Labs. We have entered into a development and license agreement with PDL for the humanization by PDL of PRO 140. Pursuant to the agreement PDL granted us certain exclusive and nonexclusive worldwide licenses under relevant patents, patent applications and know how covering or relating to the humanized PRO 140. The licensing agreement terminates on the later of ten years from the first commercial sale or the last date on which there is an unexpired patent or a patent application that has been pending for less than ten years. Thereafter the license is fully paid up.

     The research, development and commercialization of a biopharmaceutical often involves alternative development and optimization routes, which are presented at various stages in the development process. The preferred routes cannot be predicted at the outset of a research and development program because they will depend on subsequent discoveries and test results. There are numerous third-party patents in our field, and it is possible that to pursue the preferred development route of one or more of our products we will need to obtain a license to a patent, which would decrease the ultimate profitability of the applicable product. If we cannot negotiate a license, we might have to pursue a less desirable development route or terminate the program altogether.

     The licenses to which we are a party impose various milestone, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations on us and are subject to certain reservations of rights. Our failure to comply with these requirements could result in the termination of the applicable agreement, which would likely cause us to terminate the related development program and cause a complete loss of our investment in that program.

     In connection with our collaboration with Bristol-Myers Squibb Company, we granted to BMS sublicenses to the technology and other rights licensed to us from each of Sloan-Kettering, the Regents and Aquila under the licenses with these entities described above. See ' -- Corporate Collaborations -- Bristol-Myers Squibb Company.'

GOVERNMENT GRANTS AND CONTRACTS

     Through June 30, 1999, we had been awarded government grants aggregating approximately $5,407,000 under the Small Business Innovation Research program of the National Institutes of Health for our commercial development of PRO 542, PRO 367, ProVax vaccine and fusion assays. Through June 30, 1999, we had recognized approximately $3,900,000 of such amount as revenue. In the third quarter of 1999, we were awarded two new grants totalling $3.0 million from National Institute of Allergy and Infectious Diseases. The first grant provides approximately $2.0 million in funding for the development of monoclonal antibodies that target cellular co-receptors of HIV, like CCR5 and CXCR4. The second grant will fund continued development of HIV vaccines.

     In general, under the terms of these grants we have, subject to certain rights of the government described below, all right, title and interest to all patents, copyrights and data pertaining to any product developed. However, under existing regulations, the government receives a royalty-free license for federal government use with respect to patents developed by grant recipients. In addition, the government may, in certain circumstances, require us to license technology resulting from the funded projects to third parties and may require that we manufacture substantially all of the products resulting from a particular grant in the United States.

     The government's obligation to make payments under these grants and contracts is subject to appropriation by the United States Congress for funding in each such year. Moreover, it is possible that Congress or the government agencies that administer these government research programs will decide to scale back these programs or terminate them. In addition, while we intend to pursue additional government grants related to our areas of research and development, we cannot assure you that we will be awarded grants in the future or that any new grant funding will not be less than grant funding received to date.

     In September 1997, we were awarded a two-year, protein manufacturing contract from the NIH; this contract was subsequently amended to provide for a total term of three years and aggregate payments of $2,426,870. Through
June 30, 1999 we had recognized approximately $1,356,000 of such amount as revenue.

PATENTS AND PROPRIETARY TECHNOLOGY

     Our policy is to protect our proprietary technology, and we consider the protection of our rights to be important to our business. In addition to seeking U.S. patent protection for many of our inventions, we generally file patent applications in Canada, Japan, Western European countries and additional foreign countries on a selective basis in order to protect the inventions deemed to be important to the development of our foreign business.

     Under a license agreement with Sloan-Kettering, we obtained worldwide, exclusive rights to certain technology relating to ganglioside conjugate vaccines, including GMK and MGV, and their use to treat or prevent cancer. This technology is the subject of a patent application filed by Sloan-Kettering in the United States and 25 foreign countries claiming composition of matter and methods of production and use of certain ganglioside conjugate vaccines for the treatment or prevention of human cancer.

     Under a license agreement with Columbia University, we obtained worldwide, exclusive rights to certain technology relating to CD4 and its use to treat or prevent HIV infection. This technology is the subject of issued U.S. and European patents and several related U.S. and foreign patent applications filed by Columbia University. The issued patents and the patent applications claim composition of matter and methods of production and use of certain CD4-based products for the treatment or prevention of HIV infection. We have also filed a number of U.S. and foreign patent applications on our HIV attachment assay technology, our technology relating to PRO 542 and PRO 367, our ProVax technology and clinical uses of these technologies. We have also filed a number of U.S. and foreign patent applications, one of which is owned jointly with the Aaron Diamond AIDS Research Center, relating to the discovery of an HIV co-receptor, CCR5.

     Under a license agreement with Sloan-Kettering, we obtained worldwide, exclusive rights to certain technology relating to dehydroascorbic acid and its use to increase the concentration of vitamin C in tissues, including the brain, for treating neurodegenerative and neurovascular diseases. This technology is the subject of a patent application filed by Sloan-Kettering in the United States and as an international application claiming methods for increasing the vitamin C concentration in the cells of a subject by administering to the subject dehydroascorbic acid.

     The enactment of the legislation implementing the General Agreement on Tariffs and Trade has resulted in certain changes to U.S. patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed on or after June 8, 1995 is no longer a period of seventeen years from the date of grant. The new term of U.S. patents will commence on the date of issuance and terminate twenty years from the earliest effective filing date of the application. Because the time from filing to issuance of patent applications is often more than three years, a twenty-year term from the effective date of filing may result in a substantially shortened term of patent protection, which may adversely impact our patent position.

GOVERNMENT REGULATION

     Progenics and our products are subject to comprehensive regulation by the Food and Drug Administration in the United States and by comparable authorities in other countries. These national agencies and other federal, state and local entities regulate, among other things, the preclinical and clinical testing, safety, effectiveness, approval, manufacture, labeling, marketing, export, storage, record keeping, advertising and promotion of our products. None of our product candidates has received marketing or other approval from the FDA or any other similar regulatory authority.

     FDA approval of our products, including a review of the manufacturing processes and facilities used to produce such products, will be required before such products may be marketed in the United States. The process of obtaining approvals from the FDA can be costly, time consuming and subject to unanticipated delays. We cannot assure you that approvals of our proposed products, processes, or facilities will be granted on a timely basis, or at all. If we experience delays in obtaining, or do not obtain, approvals for our products, commercialization of our products would be slowed or stopped. Moreover, even if we obtain regulatory approval, the approval may include significant limitations on indicated uses for which the product could be marketed or other significant marketing restrictions.

     The process required by the FDA before our products may be approved for marketing in the United States generally involves:

      preclinical laboratory and animal tests;

      submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical trials may begin;

      adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for its intended indication;

      submission to the FDA of a marketing application; and

      FDA review of the marketing application in order to determine, among other things, whether the product is safe and effective for its intended uses.

     Preclinical tests include laboratory evaluation of product chemistry and animal studies to gain preliminary information about a product's pharmacology and toxicology and to identify any safety problems that would preclude testing in humans. Products must generally be manufactured according to current Good Manufacturing Practices, and preclinical safety tests must be conducted by laboratories that comply with FDA regulations regarding good laboratory practices. The results of the preclinical tests are submitted to the FDA as part of an IND. An IND is a submission which the sponsor of a clinical trial of an investigational new drug must make to the FDA and which must become effective before clinical trials may commence. The IND submission must include, among other things:

      a description of the sponsor's investigational plan;

      protocols for each planned study;

      chemistry, manufacturing, and control information;

      pharmacology and toxicology information; and

      a summary of previous human experience with the investigational drug.

Unless the FDA objects to, makes comments or raises questions concerning, an IND, the IND will become effective 30 days following its receipt by the FDA, and initial clinical studies may begin, although companies often obtain affirmative FDA approval before beginning such studies. We cannot assure you that submission of an IND will result in FDA authorization to commence clinical trials.

     A New Drug Application, or NDA, is an application to the FDA to market a new drug. The NDA must contain, among other things:

      information on chemistry, manufacturing, and controls;

      nonclinical pharmacology and toxicology;

      human pharmacokinetics and bioavailability; and

      clinical data.

The new drug may not be marketed in the United States until the FDA has approved the NDA.

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

     A Biologic License Application, or BLA, is an application to the FDA to market a biological product. The BLA must contain, among other things, data derived from nonclinical laboratory and clinical studies which demonstrate that the product meets prescribed standards of safety, purity and potency, and a full description of manufacturing methods. The biological product may not be marketed in the United States until a biologic license is issued.

     Clinical trials involve the administration of the investigational new drug to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials must be conducted in accordance with the FDA's Good Clinical Practice requirements under protocols that detail, among other things, the objectives of the study, the parameters to be used to monitor safety, and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an Institutional Review Board. The Institutional Review Board will consider, among other things, ethical factors, the safety of human subjects, the possible liability of the institution and the informed consent disclosure which must be made to participants in the clinical trial.

     Clinical trials are typically conducted in three sequential phases, although the phases may overlap. During Phase I, when the drug is initially administered to human subjects, the product is tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. Phase II involves studies in a limited patient population to:

      evaluate preliminarily the efficacy of the product for specific, targeted indications;

      determine dosage tolerance and optimal dosage; and

      identify possible adverse effects and safety risks.

When a new product is found to have an effect and to have an acceptable safety profile in Phase II evaluation, Phase III trials are undertaken in order to further evaluate clinical efficacy and to further test for safety within an expanded patient population. The FDA may suspend clinical trials at any point in this process if it concludes that clinical subjects are being exposed to an unacceptable health risk.

     The results of the preclinical studies and clinical studies, the chemistry and manufacturing data, and the proposed labeling, among other things, are submitted to the FDA in the form of an NDA or BLA, approval of which must be obtained prior to commencement of commercial sales. The FDA may refuse to accept the application for filing if certain administrative and content criteria are not satisfied, and even after accepting the application for review, the FDA may require additional testing or information before approval of the application. Our analysis of the results of our clinical studies is subject to review and interpretation by the FDA, which may differ from our analysis. We cannot assure you that our data or our interpretation of data will be accepted by the FDA. In any event, the FDA must deny an NDA or BLA if applicable regulatory requirements are not ultimately satisfied. In addition, delays or rejections may be encountered based upon changes in applicable law or FDA policy during the period of product development and FDA regulatory review. Moreover, if regulatory approval of a product is granted, such approval may be made subject to various conditions, including post-marketing testing and surveillance to monitor the safety of the product, or may entail limitations on the indicated uses for which it may be marketed. Finally, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

     Both before and after approval is obtained, a product, its manufacturer, and the sponsor of the marketing application for the product are subject to comprehensive regulatory oversight. Violations of regulatory requirements at any stage, including the preclinical and clinical testing process, the approval process, or thereafter, may result in various adverse consequences, including FDA delay in approving or refusal to approve a product, withdrawal of an approved product from the market or the imposition of criminal penalties against the manufacturer or sponsor. In addition, later discovery of previously unknown problems may result in restrictions on such product, manufacturer, or sponsor, including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

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

     Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable government regulatory authorities in foreign countries must be obtained prior to marketing such product in such countries. The approval procedure varies from country to country, and the time required may be longer or shorter than that required for FDA approval. Although there are some procedures for unified filing for certain European countries, in general, each country has its own procedures and requirements. We do not currently have any facilities or personnel outside of the United States.

     In addition to regulations enforced by the FDA, we are also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and various other present and potential future federal, state or local regulations. Our research and development involves the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. Although we believe that our safety procedures for storing, handling, using and disposing of such materials comply with the standards prescribed by applicable regulations, we cannot completely eliminate the risk of accidental contaminations or injury from these materials. In the event of such an accident, we could be held liable for any legal and regulatory violations as well as damages that result. Any such liability could have a material adverse effect on Progenics.

MANUFACTURING

     We currently manufacture GMK, MGV, PRO 542, PRO 367 and PRO 140 in our pilot production facilities in Tarrytown, New York. One of these facilities is for the production of vaccines and the other is for the production of recombinant proteins. We believe that our existing production facilities will be sufficient to meet our initial needs for clinical trials. However, these facilities may be insufficient for all of our late-stage clinical trials and for our commercial-scale requirements. Accordingly, we may be required in the future to expand our manufacturing staff and facilities, obtain new facilities or contract with third parties or corporate collaborators to assist with production. We intend to use a portion of the proceeds from this offering to expand our facilities for additional research and development and manufacturing capacity. In the event we decide to establish a full-scale commercial manufacturing facility, we will require substantial additional funds and will be required to hire and train significant numbers of employees and comply with the extensive FDA regulations applicable to such a facility.

SALES AND MARKETING

     We plan to market products for which we obtain regulatory approval through co-marketing, co-promotion, licensing and distribution arrangements with third party collaborators. We believe that this approach will both increase market penetration and commercial acceptance of our products and enable us to avoid expending significant funds to develop a large sales and marketing organization. BMS, Roche and CYTOGEN have marketing rights with respect to the products covered by their respective collaborations with us.

COMPETITION

     Competition in the biopharmaceutical industry is intense and characterized by ongoing research and development and technological change. We face competition from many companies and major universities and research institutions in the United States and abroad. We will face competition from companies marketing existing products or developing new products for diseases targeted by our technologies. Many of our competitors have substantially greater resources, experience in conducting preclinical studies and clinical trials and obtaining regulatory approvals for their products, operating experience, research and development and marketing capabilities and production capabilities than we do. We cannot assure you that our products under development will be able to compete successfully with existing products or products under development by other companies, universities and other institutions. Our competitors may succeed in obtaining FDA approval for products more rapidly than we do. Drug manufacturers that are first in the market with a therapeutic for a specific indication generally obtain and maintain a significant competitive advantage over later entrants. Accordingly, the speed with which we can develop products, complete the clinical trials and approval processes and ultimately supply commercial quantities of the products to the market is expected to be an important competitive factor.

     With respect to GMK, the FDA and certain other regulatory authorities have approved high-dose alpha interferon for marketing as a treatment for patients with high-risk melanoma. High-dose alpha interferon has demonstrated some efficacy for this indication. With respect to our products for the treatment of HIV infection, two classes of products made by our competitors have been approved for marketing by the FDA for the treatment of HIV infection and AIDS: reverse transcriptase inhibitors and protease inhibitors. Both types of drugs have shown efficacy in reducing the concentration of HIV in the blood and prolonging asymptomatic periods in HIV-positive individuals, especially when administered in combination.

     A significant amount of research in the biopharmaceutical field is also being carried out at academic and government institutions. Our strategy is to in-license technology and product candidates from academic and government institutions. These institutions are becoming increasingly sensitive to the commercial value of their findings and are becoming more aggressive in pursuing patent protection and negotiating licensing arrangements to collect royalties for use of technology that they have developed. These institutions may also market competitive commercial products on their own or in collaboration with competitors and will compete with us in recruiting highly qualified scientific personnel. Any resulting increase in the cost or decrease in the availability of technology or product candidates from these institutions may adversely affect our business strategy.

     Competition with respect to our technologies and product candidates is and will be based, among other things, on:

           capabilities of our collaborators;

           efficacy and safety of our products;

           timing and scope of regulatory approval;

           product reliability and availability;

           marketing and sales capabilities;

           reimbursement coverage from insurance companies and others;

           degree of clinical benefits of our product candidates relative to their costs;

           method of administering a product;

           price; and

           patent protection.

     Our competitive position will also depend upon our ability to attract and retain qualified personnel, to obtain patent protection or otherwise develop proprietary products or processes, and to secure sufficient capital resources for the often substantial period between technological conception and commercial sales. Competitive disadvantages in any of these factors could materially harm our business and financial condition.

PRODUCT LIABILITY

     The testing, manufacturing and marketing of our products involves an inherent risk of product liability attributable to unwanted and potentially serious health effects. To the extent we elect to test, manufacture or market products independently, we will bear the risk of product liability directly. We have obtained insurance in the amount of $5.0 million against the risk of product liability. This insurance is subject to certain deductibles and coverage limitations. There is no guarantee that insurance will continue to be available at a reasonable cost, or at all, or that the amount of such insurance will be adequate.

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

HUMAN RESOURCES

     At September 30, 1999, we had 45 full-time employees, five of whom, including Dr. Maddon, hold Ph.D. degrees or foreign equivalents and two of whom, including Dr. Maddon, hold M.D. degrees. At such date, 35 employees were engaged in research and development, medical and regulatory affairs and manufacturing activities and ten were engaged in finance, administration and business development. We consider our relations with our employees to be good. None of our employees is covered by a collective bargaining agreement.

FACILITIES

     We sublease approximately 24,000 square feet of laboratory, manufacturing and office space in Tarrytown, New York. We sublease this space pursuant to a sublease which terminates in December 2000. We have pilot production facilities within these leased facilities for the manufacture of products for clinical trials. Although we believe that these facilities are adequate for our current needs, we intend to use a portion of the proceeds from this offering to expand our facilities for additional research and development and manufacturing capacity.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

SCIENTIFIC ADVISORY BOARDS AND CONSULTANTS

     An important component of our scientific strategy is our collaborative relationship with leading researchers in cancer and virology. Certain of these researchers are members of our two Scientific Advisory Boards, one in cancer and one in virology. The members of each SAB attend periodic meetings and provide us with specific expertise in both research and clinical development. In addition, we have collaborative research relationships with certain individual SAB members. All members of the SABs are employed by employers other than us and may have commitments to or consulting or advisory agreements with other entities that may limit their availability to us. These companies may also compete with us. Several members of the SABs have, from time to time, devoted significant time and energy to our affairs. However, no member is regularly expected to devote more than a small portion of time to Progenics. In general, our scientific advisors are granted stock options in Progenics and receive financial remuneration for their services.

     The following table sets forth information with respect to our Scientific Advisory Boards.

  CANCER SCIENTIFIC ADVISORY BOARD

NAME                                                     POSITION/AFFILIATION
----                                                     --------------------
Alan N. Houghton, M.D. (Chairman).......  Chairman, Immunology Program, Sloan-Kettering and
                                            Professor, Cornell University Medical College
                                            ('CUMC')
Angus G. Dalgleish, M.D., Ph.D. ........  Chairman and Professor of Medical Oncology, St.
                                            George's Hospital, London
Samuel J. Danishefsky, Ph.D. ...........  Kettering Professor and Head, Bioorganic
                                            Chemistry, Sloan-Kettering Institute and Professor
                                            of Chemistry, Columbia University
David R. Klatzmann, M.D., Ph.D. ........  Professor of Immunology, Pitie-Salpetriere
                                            Hospital, Paris
Philip O. Livingston, M.D. .............  Member, Sloan-Kettering and Professor, CUMC
John Mendelsohn, M.D. ..................  President, The University of Texas M. D. Anderson
                                            Cancer Center
David A. Scheinberg, M.D., Ph.D. .......  Chief, Leukemia Service, Sloan-Kettering and
                                            Professor, CUMC

                                                  (table continued on next page)

(table continued from previous page)

NAME                                                     POSITION/AFFILIATION
----                                                     --------------------
David B. Agus, M.D. ....................  Assistant Attending Physician, Sloan-Kettering and
                                            Assistant Professor, CUMC

  VIROLOGY SCIENTIFIC ADVISORY BOARD

NAME                                                     POSITION/AFFILIATION
----                                                     --------------------
Stephen P. Goff, Ph.D. (Chairman).......  Professor of Biochemistry, Columbia University
Mark Alizon, M.D., Ph.D. ...............  Director of Research, Institute Cochin, Paris
Lawrence A. Chasin, Ph.D. ..............  Professor of Biological Sciences, Columbia
                                            University
Leonard Chess, M.D. ....................  Professor of Medicine, Columbia University
Wayne A. Hendrickson, Ph.D. ............  Professor of Biochemistry, Columbia University
Israel Lowy, M.D., Ph.D. ...............  Assistant Professor of Medicine, Mount Sinai
                                            Medical Center
J. Steven McDougal, M.D. ...............  Chief, Immunology Branch, CDC, Atlanta
Sherie L. Morrison, Ph.D. ..............  Professor of Microbiology, UCLA
Robin A. Weiss, Ph.D. ..................  Professor and Director of Research, ICR, Royal
                                            Cancer Hospital, London

  OTHER SCIENTIFIC CONSULTANTS
David W. Golde, M.D. ...................  Physician-in-Chief, Sloan-Kettering and Professor,
                                            CUMC

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY MANAGEMENT

     Our directors, executive officers and key management are as follows:

                    NAME                      AGE                POSITION
                    ----                      ---                --------
Paul J. Maddon, M.D., Ph.D(1)...............  40    Chairman of the Board, Chief
                                                      Executive Officer and Chief
                                                      Science Officer
Ronald J. Prentki, M.B.A....................  42    President and Director
Robert J. Israel, M.D.......................  43    Vice President, Medical Affairs
Robert A. McKinney, CPA.....................  43    Vice President, Finance &
                                                      Operations and Treasurer
William C. Olson, Ph.D......................  37    Senior Director, Research and
                                                      Development
Kenneth G. Surowitz, Ph.D...................  40    Senior Director, Quality &
                                                      Regulatory Affairs
Patricia C. Fazio...........................  40    Senior Director, Project Management
                                                      and Health & Safety
Charles A. Baker(1)(2)......................  66    Director
Kurt W. Briner(3)...........................  55    Director
Mark F. Dalton(1)(2)........................  48    Director
Stephen P. Goff, Ph.D.(3)...................  47    Director
Paul F. Jacobson(2)(3)......................  44    Director
David A. Scheinberg, M.D., Ph.D.(1).........  43    Director

------------
(1) Member of Executive Committee
(2) Member of Compensation Committee
(3) Member of Audit Committee

     Paul J. Maddon, M.D., Ph.D. is our founder and has served in various capacities since our inception, including Chairman of the Board of Directors, Chief Executive Officer, President and Chief Science Officer. From 1981 to 1988, Dr. Maddon performed research at the Howard Hughes Medical Institute at Columbia University in the laboratory of Dr. Richard Axel. Dr. Maddon serves on two NIH scientific review committees and is a member of the editorial board of the Journal of Virology. He received a B.A. in biochemistry and mathematics and a M.D. and a Ph.D. in biochemistry and molecular biophysics from Columbia University. Dr. Maddon has been an Adjunct Assistant Professor of Medicine at Columbia University since 1989.

     Ronald J. Prentki, M.B.A. joined us as our President in July 1998 and became a director in September 1998. Prior to joining Progenics, Mr. Prentki had been Vice President of Business Development and Strategic Planning at Hoffmann-La Roche Inc. from 1996 to 1998. Mr. Prentki spent from 1990 to 1996 at Sterling Winthrop (subsequently acquired by Sanofi Pharmaceuticals), most recently serving as Vice President of Business Development. From 1985 to 1990 Mr. Prentki was with Bristol-Myers Squibb International Division, initially supporting the marketing of that company's oncology products and later as Director of Cardiovascular Products. Mr. Prentki started his career in 1979 in the Ames Diagnostic Division of Miles Laboratories holding a series of sales, marketing and product development positions before leaving Miles Laboratories in 1985. Mr. Prentki received a B.S. in Microbiology and Public Health from Michigan State University and an M.B.A. from the University of Detroit.

     Robert J. Israel, M.D. joined us in October 1994 and has been Vice President, Medical Affairs since that time. From 1991 to 1994, Dr. Israel was Director, Clinical Research-Oncology and Immunohematology at Sandoz Pharmaceuticals Corporation. From 1988 to 1991, he was Associate Director, Oncology Clinical Research at Schering-Plough Corporation. Dr. Israel is a licensed physician and is board certified in both internal medicine and medical oncology. He received a B.A. in physics from Rutgers University and a M.D. from the University of Pennsylvania and completed an oncology fellowship at Sloan-Kettering. Dr. Israel has been a consultant to the Solid Tumor Service at Sloan-Kettering since 1987.

     Robert A. McKinney, CPA joined us in September 1992. Mr. McKinney served as Director, Finance and Operations and Treasurer from 1992 to January 1993, when he was appointed Vice President, Finance and Operations and Treasurer of Progenics. From 1991 to 1992, he was Corporate Controller at VIMRx Pharmaceuticals, Inc., a biotechnology research company. From 1990 to 1991, Mr. McKinney was Manager, General Accounting at Micrognosis, Inc., a software integration company. From 1985 to 1990, he was an audit supervisor at Coopers & Lybrand LLP, an international accounting firm. Mr. McKinney studied finance at the University of Michigan, received a B.B.A. in accounting from Western Connecticut State University, and is a Certified Public Accountant.

     William C. Olson, Ph.D. joined us in May 1994 and presently serves as Senior Director, Research and Development. From 1989 to 1992, Dr. Olson served as a Research Scientist at Johnson & Johnson, and from 1992 until 1994 he was a Development Scientist at MicroGeneSys, Inc., a biotechnology company. Dr. Olson received a Ph.D. from the Massachusetts Institute of Technology and a B.S. from the University of North Dakota. Both degrees were awarded in the field of chemical engineering.

     Kenneth G. Surowitz, Ph.D. joined us in January 1999 and presently serves as Senior Director, Quality & Regulatory Affairs. From 1988 to 1999,
Dr. Surowitz was employed at the Wyeth-Lederle Vaccines and Pediatrics unit of American Home Products Corp. in a number of position within the organization, most recently as Director of Global Regulatory Affairs. From 1985 to 1988, he was employed as a Product Development Microbiologist at Proctor and Gamble. Dr. Surowitz received Ph.D. and M.S. degrees from Ohio State University in the field of microbiology and an A.B. degree from Lafayette College in biology.

     Patricia C. Fazio joined us in August 1992. Ms. Fazio has served in various management positions at Progenics, most recently as Senior Director, Project Management and Health & Safety. From 1987 to 1992, she was Senior Research Technician and Laboratory Manager at the Howard Hughes Medical Institute at Columbia University. From 1982 to 1987, Ms. Fazio was Chief Laboratory Technologist in the Department of Pathology at Columbia Presbyterian Medical Center. She received a B.S. in biology and chemistry at the College of New Rochelle.

     Charles A. Baker has been a director of Progenics since January 1994.
Mr. Baker has been the Chairman, President and Chief Executive Officer of The Liposome Company, Inc., a biotechnology company located in Princeton, NJ, since 1989. Mr. Baker is currently a director of Regeneron Pharmaceuticals, Inc., a biotechnology company. He is a member of the Council of Visitors of the Marine Biological Laboratory at Woods Hole, Massachusetts. Mr. Baker has more than 30 years of pharmaceutical industry experience, and has held senior management positions at Pfizer, Abbott Laboratories, Squibb Corporation, and A.L. Laboratories. Mr. Baker received a B.A. from Swarthmore College and a J.D. from Columbia University.

     Kurt W. Briner has been a director of Progenics since September 1998. Mr. Briner is retired President and Chief Executive Officer of Sanofi Pharma S.A. in Geneva, Switzerland, a position he held from 1988. He has nearly 30 years' experience in the pharmaceutical industry. He attended Humanistisches Gymnasium in Basel and Ecole de Commerce in Basel and Lausanne.

     Mark F. Dalton has been a director of Progenics since July 1990.
Mr. Dalton has been the President and a director of Tudor Investment Corporation, an investment advisory company, and its affiliates since 1988. From 1979 to 1988, he served in various senior management positions at Kidder, Peabody & Co. Incorporated, including Chief Financial Officer. Mr. Dalton is currently a director of several private companies in the U.S., Europe and Asia as well as a closed-end investment fund traded on the Hong Kong Stock Exchange. Mr. Dalton received a B.A. from Denison University and a J.D. from Vanderbilt University.

     Stephen P. Goff, Ph.D. has been a director of Progenics since February 1993. Dr. Goff has been a member of our Virology Scientific Advisory Board since 1988 and its Chairman since April 1991. Dr. Goff has been the Higgins Professor in the Departments of Biochemistry and Microbiology at Columbia University since June 1990. He received an A.B. in biophysics from Amherst College and a Ph.D. in biochemistry from Stanford University. Dr. Goff performed post-doctoral research at the Massachusetts Institute of Technology in the laboratory of Dr. David Baltimore.

     Paul F. Jacobson has been a director of Progenics since July 1990.
Mr. Jacobson, a private investor, was a Managing Director of fixed income securities at Deutsche Bank from January 1996 to November 1997. He was President of Jacobson Capital Partners from 1993 to 1996. From 1986 to 1993, Mr. Jacobson was a partner at Goldman, Sachs, where he was responsible for government securities trading activities. Mr. Jacobson received a B.A. from Vanderbilt University and an M.B.A. from Washington University.

     David A. Scheinberg, M.D., Ph.D. has been a director of Progenics since May 1996 and has been a member of our Cancer Scientific Advisory Board since 1994. Dr. Scheinberg has been associated with Sloan-Kettering since 1986, where he has held the positions of Associate Professor (since 1994) and Chief (since 1992), Leukemia Service, Member of the Clinical Immunology Service (since 1987) and Head, Laboratory of Hematopoietic Cancer Immunochemistry, Sloan-Kettering Institute (since 1989). He also has held the position of Associate Professor of Medicine and Molecular Pharmacology, Cornell University Medical College (since
1994). He received a B.A. from Cornell University, and an M.D. and a Ph.D. in pharmacology and experimental therapeutics from The Johns Hopkins University.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our Board of Directors has an Audit Committee, a Compensation Committee and an Executive Committee. The Audit Committee reviews our annual financial statements prior to their submission to the Board of Directors, consults with our independent auditors, and examines and considers such other matters in relation to the internal and external audit of our account and in relation to our financial affairs and its accounts, including the selection and retention of independent auditors. The Compensation Committee makes recommendations concerning salaries and incentive compensation for our employees and consultants, establishes and approves salaries and incentive compensation for certain senior officers and employees and administers and grants stock options pursuant to our stock option plans. The Executive Committee is authorized to exercise, during the intervals between the meetings of the Board of Directors, all the powers of the Board in the management and direction of the business and affairs of Progenics, subject to certain limited exceptions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between our Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. The members of the Compensation Committee are Charles A. Baker, Mark F. Dalton and Paul F. Jacobson.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information, as of September 30, 1999, regarding the beneficial ownership of our common stock by: (i) each person or group known to us to be the beneficial owner of more than 5% of our common stock outstanding, (ii) each of our directors, (iii) each of our executive officers named below and (iv) all of our directors and executive officers as a group.

                                                                              PERCENTAGE OF SHARES
                                                               NUMBER OF     BENEFICIALLY OWNED(2)
                                                                 SHARES      ----------------------
                                                              BENEFICIALLY    BEFORE       AFTER
NAME(1)                                                         OWNED(2)     OFFERING     OFFERING
-------                                                         --------     --------   -----------
Entities affiliated with Tudor Investment Corporation(3) ...   2,384,314      24.4%        20.3%
  600 Steamboat Road with
  Greenwich, CT 06830
Paul Tudor Jones, II(4) ....................................   2,930,439      30.0%        24.9%
  600 Steamboat Road
  Greenwich, CT 06830
Entities affiliated with Biotechnology Value Fund,               573,000       6.0%         5.0%
  L.P.(5) ..................................................
  227 West Monroe Street
  Chicago, Illinois 60606
State of Wisconsin Investment Board(6) .....................     500,000       5.2%         4.3%
  P.O. Box 7842
  Madison, Wisconsin 53707
Paul J. Maddon, M.D., Ph.D.(7)..............................   1,519,402      14.8%        12.4%
Charles A. Baker(8).........................................      63,750       *            *
Kurt W. Briner(9)...........................................      17,500       *            *
Mark F. Dalton(10)..........................................   2,496,314      25.5%        21.2%
Stephen P. Goff, Ph.D.(11)..................................      71,000       *            *
Paul F. Jacobson(12)........................................     196,539       2.1%         1.7%
David A. Scheinberg, M.D., Ph.D.(13)........................     159,288       1.6%         1.4%
Ronald J. Prentki(14).......................................      45,191       *            *
Robert J. Israel, M.D.(15)..................................      80,693       *            *
Robert A. McKinney(16)......................................      59,503       *            *
All directors and executive officers as a group(17).........   4,709,180      43.0%        36.4%

------------

* Less than one percent.

 (1) Unless otherwise specified, the address of each beneficial owner is c/o Progenics, 777 Old Saw Mill River Road, Tarrytown, New York 10591.

 (2) Except as indicated and pursuant to applicable community property laws, each stockholder possesses sole voting and investment power with respect to the shares of common stock listed. The number of shares of common stock beneficially owned includes the shares issuable pursuant to stock options and warrants that may be exercised within 60 days after September 30, 1999. Shares pursuant to such options and warrants are deemed outstanding for computing the percentage of beneficial ownership of the person holding such options and warrants but are not deemed outstanding for computing the percentage of beneficial ownership of any other person.

 (3) Based on a Schedule 13G/A filed February 11, 1999, the number of shares owned by entities affiliated with Tudor Investment Corporation ('TIC') consists of 1,704,501 shares held of record by Tudor BVI Futures, Ltd., an international business company organized under the law of the British Virgin Islands ('Tudor BVI'), 88,251 shares of common stock issuable to Tudor BVI upon the exercise of currently exercisable warrants, 287,813 shares held of record by TIC, 70,000 shares of common stock issuable to TIC upon the exercise of currently exercisable warrants, 164,499 shares held of record by Tudor Arbitrage Partners L.P. ('TAP'), 41,125 shares of common stock issuable to TAP upon the exercise of currently exercisable warrants, 22,500 shares held of record by Tudor Proprietary Trading, LLC ('TPT') and 5,625 shares of common stock issuable to TPT upon the exercise of currently exercisable warrants. In addition, because TIC provides investment advisory services to Tudor BVI, it may be deemed to beneficially own the shares held by such entity. TIC disclaims beneficial ownership of such shares. TGT is the general partner of TAP. TGT disclaims beneficial ownership of shares held by TAP. The number set forth does not include shares owned of record by Mr. Jones and Mr. Dalton. See Notes 4 and 10.

 (4) Includes 2,384,314 shares beneficially owned by entities affiliated with TIC. Mr. Jones is the Chairman and principal stockholder of TIC, the Chairman and indirect principal equity owner of TGT, the indirect principal equity owner of TAP and the Chairman and indirect principal equity owner of TPT. Mr. Jones may be deemed the beneficial owner of shares beneficially owned, or deemed beneficially owned, by entities affiliated with TIC.
     Mr. Jones disclaims beneficial ownership of such shares. See Note 3.

                                              (footnotes continued on next page)

(footnotes continued from previous page)

 (5) Based on a Schedule 13G/A filed February 3, 1999, Biotechnology Value Fund, L.P. shares voting and dispositive power with respect to 283,713 shares and BVF Partner, L.P. and BVF Inc. each share voting and dispositive power with respect to 573,000 shares.

 (6) Based on a Schedule 13G/A filed February 2, 1999.

 (7) Includes 724,774 shares subject to stock options held by Dr. Maddon and exercisable within 60 days of the date hereof.

 (8) Represents 3,750 shares of common stock issuable to the Baker Family Limited Partnership ('BFLP') upon the exercise of currently exercisable warrants, 15,000 shares owned by the BFLP, and 45,000 shares subject to stock options held by Mr. Baker and exercisable within 60 days of the date hereof.

 (9) Represents 17,500 shares subject to stock options held by Mr. Briner exercisable within 60 days of the date hereof.

(10) Represents 88,000 shares held of record directly by Mr. Dalton, 16,500 shares of record held by DF Partners, a family partnership of which Mr. Dalton is the managing general partner with a 5% interest, and 7,500 shares subject to options held by Mr. Dalton exercisable within 60 days of the date hereof. The remaining 95% partnership interest is held by trusts for the benefit of Mr. Dalton's children. As to such 95% interest, Mr. Dalton disclaims beneficial interest. The number set forth includes 2,384,314 shares beneficially owned by entities affiliated with TIC. Mr. Dalton is President of TIC, TGT and TPT. Mr. Dalton disclaims beneficial ownership of shares beneficially owned, or deemed beneficially owned, by entities affiliated with TIC. See Note 3.

(11) Includes 37,500 shares subject to stock options held by Dr. Goff exercisable within 60 days of the date hereof.

(12) Includes 3,750 shares of common stock issuable to Mr. Jacobson upon the exercise of currently exercisable warrants and 7,500 shares subject to stock options held by Mr. Jacobson exercisable within 60 days of the date hereof.

(13) Includes 938 shares of common stock issuable to Dr. Scheinberg upon the exercise of currently exercisable warrants and 154,600 shares subject to stock options held by Dr. Scheinberg exercisable within 60 days of the date hereof.

(14) Includes 38,000 shares subject to stock options held by Mr. Prentki exercisable within 60 days of the date hereof.

(15) Includes 79,064 shares subject to stock options held by Dr. Israel exercisable within 60 days of the date hereof.

(16) Includes 58,500 shares subject to stock options held by Mr. McKinney exercisable within 60 days of the date hereof.

(17) Includes shares held by affiliated entities as set forth in the above table and 1,383,377 shares in the aggregate issuable upon the exercise of stock options or warrants held by officers or directors or entities deemed affiliates of certain directors.

                                  UNDERWRITING

     Progenics Pharmaceuticals, Inc. has entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., BancBoston Roberston Stephens Inc., Prudential Securities Incorporated, Gerard Klauer Mattison & Co., Inc. and Punk, Ziegel & Company, L.P. are acting as representatives of the underwriters.

     The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
CIBC World Markets Corp.....................................
BancBoston Robertson Stephens Inc...........................
Prudential Securities Incorporated..........................
Gerard Klauer Mattison & Co., Inc...........................
Punk, Ziegel & Company, L.P.................................
                                                                 ---------
     Total..................................................     2,000,000
                                                                 ---------
                                                                 ---------

     This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

     The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to certain securities dealers at such price less a concession
of $     per share. The underwriters may also allow, and such dealers may
reallow, a concession not in excess of $     per share to certain other dealers.
After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

     We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 300,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be
$       million, and our total proceeds will be approximately $       million.
The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

     The following table provides information regarding the amount of the discount to be given to the underwriters by Progenics.

                                                     TOTAL WITHOUT            TOTAL WITH
                                                      EXERCISE OF          FULL EXERCISE OF
                                    PER SHARE    OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                    ---------    ---------------------   ---------------------
Progenics.........................  $                 $                       $

     We will pay all of the expenses of the offering, excluding the underwriting discount, which expenses we estimate to be approximately $500,000.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     We, our officers and directors and certain other shareholders have agreed to a 90-day 'lock up' with respect to approximately 3.3 million shares of our common stock and certain other of our securities that they beneficially own and that are exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of our securities without the prior written consent of CIBC World Markets Corp.

     Rules of the Securities and Exchange Commission may limit the underwriters from bidding for or purchasing shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

      Stabilizing transactions -- The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

      Over-allotments and syndicate covering transactions -- The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

      Penalty bids -- If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

      Passive market making -- Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to certain limitations, until the time, if ever, at which a stabilizing bid is made.

     Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of shares if it discourages resales of the shares.

     Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

     The validity of the common stock being offered hereby will be passed upon for us by Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019. Certain legal matters will be passed upon for the underwriters by Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included and incorporated by reference in this Prospectus have been included and incorporated by reference herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934 and in accordance with its requirements file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be inspected, and copies of these materials may be obtained upon payment of the prescribed fees, at the Commission's Public Reference Section, Room 1024, 450 Fifth Street,

Suite 1300, N.W., Washington D.C. 20549, as well as at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, we are required to file electronic versions of these materials with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Our common stock is quoted on the Nasdaq National Market, and reports and other information concerning us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington,
D.C. 20006-1500.

     We have filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and the schedules thereto. For further information with respect to us and our common stock, you should read the Registration Statement, including its exhibits and schedules. Statements contained in this prospectus, including documents incorporated by reference, as to the contents of any contract or other document referred to are not necessarily complete, and, with respect to any contract or other document filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to the corresponding exhibit. Copies of the Registration Statement and its exhibits are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the Commission's Public Reference Section, as well as at the Commission's Regional Offices in New York 10048 and Chicago, at the addresses listed above. Copies of these materials can be obtained from the Public Reference Section of the Commission, upon payment of the prescribed fees or via the EDGAR database.

                           INCORPORATION BY REFERENCE

     The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

      Our Annual Report on Form 10-K for the year ended December 31, 1998;

      Our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1999; and

      Our Form 8-A, dated September 29, 1997, with respect to our common stock

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the completion of the offering of the common stock will be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus, modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Documents incorporated by reference are available from us without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus. Prospective investors may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at our executive offices at 777 Old Saw Mill River Road, Tarrytown New York 10591, telephone number (914) 789-2800.

                        PROGENICS PHARMACEUTICALS, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Financial Statements:
     Balance Sheets as of December 31, 1997 and 1998 and
      June 30, 1999 (unaudited).............................  F-3
     Statements of Operations for the Years Ended December
      31, 1996, 1997, and 1998 and the Six Months Ended June
      30, 1998 (unaudited) and 1999 (unaudited).............  F-4
     Statements of Stockholders' (Deficit) Equity for the
      Years Ended December 31, 1996, 1997 and 1998 and for
      the Six Months Ended June 30, 1999 (unaudited)........  F-5
     Statements of Cash Flows for the Years Ended
      December 31, 1996, 1997 and 1998 and the Six Months
      Ended June 30, 1998 (unaudited) and 1999
      (unaudited)...........................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Progenics Pharmaceuticals, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' (deficit) equity and of cash flows present fairly, in all material respects, the financial position of Progenics Pharmaceuticals, Inc. (the 'Company') at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PricewaterhouseCoopers LLP

New York, New York
February 16, 1999

                        PROGENICS PHARMACEUTICALS, INC.
                                 BALANCE SHEETS

                                                               DECEMBER 31,
                                                        --------------------------     JUNE 30,
                                                           1997           1998           1999
                                                           ----           ----           ----
                                                                                     (UNAUDITED)
                       ASSETS:
Current assets:
     Cash and cash equivalents.......................   $21,737,925   $ 14,437,263   $ 13,384,326
     Marketable securities...........................                   10,212,876      6,721,736
     Accounts receivable.............................       164,308      1,634,480      1,439,619
     Interest receivable.............................                                     260,599
     Other current assets............................        26,483        555,862        257,222
                                                        -----------   ------------   ------------
          Total current assets.......................    21,928,716     26,840,481     22,063,502
Marketable securities................................     1,886,200                     2,734,195
Fixed assets, at cost, net of accumulated
  depreciation and amortization......................       688,174      1,045,389      1,167,992
Investment in joint venture..........................                                     100,000
Security deposits and other assets...................        39,521         13,745         13,745
                                                        -----------   ------------   ------------
          Total assets...............................   $24,542,611   $ 27,899,615   $ 26,079,434
                                                        -----------   ------------   ------------
                                                        -----------   ------------   ------------

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
     Accounts payable and accrued expenses...........   $ 1,226,248   $  1,595,665   $  1,498,868
     Income taxes payable............................        57,770
     Amount due to joint venture.....................                                     500,000
     Capital lease obligations, current portion......        82,859        107,346        109,142
                                                        -----------   ------------   ------------
          Total current liabilities..................     1,366,877      1,703,011      2,108,010
Amount due to joint venture..........................                                     802,535
Capital lease obligations............................       141,402        117,166         65,667
                                                        -----------   ------------   ------------
          Total liabilities..........................     1,508,279      1,820,177      2,976,212
                                                        -----------   ------------   ------------
Commitments and contingencies (Note 7)
Stockholders' equity:
Preferred stock, $.001 par value; 14,320,174 shares
  authorized; issued and outstanding -- none
Common stock, $.0013 par value; 40,000,000 shares
  authorized; shares issued and outstanding 9,001,553
  in 1997, 9,358,207 in 1998 and 9,446,366 in 1999...        11,702         12,166         12,280
Additional paid-in capital...........................    43,444,701     44,377,193     44,705,439
Unearned compensation................................    (1,761,381)    (1,111,018)      (851,080)
Accumulated deficit..................................   (18,661,030)   (17,207,993)   (20,724,758)
Accumulated other comprehensive (loss) income........           340          9,090        (38,659)
                                                        -----------   ------------   ------------
          Total stockholders' equity.................    23,034,332     26,079,438     23,103,222
                                                        -----------   ------------   ------------
          Total liabilities and stockholders'
            equity...................................   $24,542,611   $ 27,899,615   $ 26,079,434
                                                        -----------   ------------   ------------
                                                        -----------   ------------   ------------

    The accompanying notes are an integral part of the financial statements.

                        PROGENICS PHARMACEUTICALS, INC.
                            STATEMENTS OF OPERATIONS

                                                                           FOR THE SIX MONTHS ENDED
                                        YEARS ENDED DECEMBER 31,                   JUNE 30,
                                 ---------------------------------------   -------------------------
                                    1996          1997          1998          1998          1999
                                    ----          ----          ----          ----          ----
                                                                           (UNAUDITED)   (UNAUDITED)
Revenues:
     Contract research and
       development.............  $   318,370   $14,591,505   $11,135,026   $5,329,217    $ 4,859,832
     Research grants...........      202,559       664,983     1,250,908      580,710        423,000
     Product sales.............       98,049        56,531       180,204       36,446         34,815
     Interest income...........      105,808       300,966     1,454,844      663,736        593,111
                                 -----------   -----------   -----------   ----------    -----------
          Total revenues.......      724,786    15,613,985    14,020,982    6,610,109      5,910,758
                                 -----------   -----------   -----------   ----------    -----------
Expenses:
     Research and
       development.............    3,700,204     7,364,117     8,296,559    3,911,441      5,320,634
     General and
       administrative..........    2,807,668     2,221,667     3,840,737    1,936,983      1,976,668
     Loss in joint venture.....                                                            1,796,934
     Interest expense..........       50,706       311,522        42,729       18,292         28,505
     Depreciation and
       amortization............      308,882       319,486       387,920      164,390        304,782
                                 -----------   -----------   -----------   ----------    -----------
            Total expenses.....    6,867,460    10,216,792    12,567,945    6,031,106      9,427,523
                                 -----------   -----------   -----------   ----------    -----------
     Operating (loss) income...   (6,142,674)    5,397,193     1,453,037      579,003     (3,516,765)
Income taxes...................                    257,770
                                 -----------   -----------   -----------   ----------    -----------
     Net (loss) income.........  $(6,142,674)  $ 5,139,423   $ 1,453,037   $  579,003    $(3,516,765)
                                 -----------   -----------   -----------   ----------    -----------
                                 -----------   -----------   -----------   ----------    -----------
Net (loss) income per share --
  basic........................      $(2.68)         $1.64         $0.16        $0.06        $(0.37)
                                 -----------   -----------   -----------   ----------    -----------
                                 -----------   -----------   -----------   ----------    -----------
Net (loss) income per share --
  diluted......................      $(2.68)         $0.66         $0.14        $0.05        $(0.37)
                                 -----------   -----------   -----------   ----------    -----------
                                 -----------   -----------   -----------   ----------    -----------

    The accompanying notes are an integral part of the financial statements.

                        PROGENICS PHARMACEUTICALS, INC.
                  STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
             AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)

                                                                                                                 ACCUMULATED
                         PREFERRED STOCK         COMMON STOCK       ADDITIONAL                                      OTHER
                       --------------------   -------------------     PAID-IN       UNEARNED     ACCUMULATED    COMPREHENSIVE
                         SHARES      AMOUNT    SHARES     AMOUNT      CAPITAL     COMPENSATION     DEFICIT         INCOME
                         ------      ------    ------     ------      -------     ------------     -------         ------
Balance at December
  31, 1995...........    4,715,014   $4,715   2,294,675   $ 2,983   $19,025,723   $  (523,915)   $(17,657,779)
Issuance of
  compensatory stock
  options............                                                    60,000       (60,000)
Sale of Series C
  Preferred Stock
  units for cash, net
  of expenses ($20.00
  per unit)..........      964,812     965                            4,776,359
Amortization of
  unearned
  compensation.......                                                                 128,963
Net loss for the year
  ended December 31,
  1996...............                                                                              (6,142,674)
                       -----------   ------   ---------   -------   -----------   -----------    ------------     --------
Balance at December
  31, 1996...........    5,679,826   5,680    2,294,675     2,983    23,862,082      (454,952)    (23,800,453)
Issuance of
  compensatory stock
  options and
  warrants...........                                                 2,634,950    (2,634,950)
Amortization of
  unearned
  compensation.......                                                               1,328,521
Exercise of stock
  options ($1.33 per
  share).............                            27,000        35        35,875
Issuance of common
  stock in July in
  consideration for
  an amendment to an
  agreement ($7.50
  per share).........                           120,000       156       899,844
Issuance of common
  stock in an initial
  public offering
  ($8.00 per share),
  net of expenses....                         2,300,000     2,990    16,011,808
Conversion of
  preferred stock to
  common stock as the
  result of the
  initial public
  offering...........   (5,679,826)  (5,680)  4,259,878     5,538           142
Net income for the
  year ended December
  31, 1997...........                                                                               5,139,423
Net unrealized gain
  on marketable
  securities.........                                                                                             $    340
                       -----------   ------   ---------   -------   -----------   -----------    ------------     --------
Balance at December
  31, 1997...........      --         --      9,001,553    11,702    43,444,701    (1,761,381)    (18,661,030)         340
Amortization of
  unearned
  compensation.......                                                                 650,363
Sale of Common Stock
  under employee
  stock purchase
  plans and exercise
  of stock options...                           356,654       464       907,667
Other adjustments to
  stockholders'
  equity.............                                                    24,825
Net income for the
  year ended December
  31, 1998...........                                                                               1,453,037
Changes in unrealized
  gain on marketable
  securities.........                                                                                                8,750
                       -----------   ------   ---------   -------   -----------   -----------    ------------     --------
Balance at December
  31, 1998...........      --         --      9,358,207    12,166    44,377,193    (1,111,018)    (17,207,993)       9,090
Amortization of
  unearned
  compensation
  (unaudited)........                                                                 259,938
Issuance of
  compensatory stock
  options
  (unaudited)........                                                    48,332
Sale of common stock
  under employee
  stock purchase
  plans and exercise
  of stock options
  and warrants
  (unaudited)........                            88,159       114       279,914
Net loss for the six
  months ended June 30,
  1999 (unaudited)...                                                                              (3,516,765)
Change in unrealized
  gain on marketable
  securities
  (unaudited)........                                                                                              (47,749)
                      -----------   ------   ---------   -------   -----------   -----------    ------------     --------
Balance at June 30,
  1999 (unaudited)...      --        $--      9,446,366   $12,280   $44,705,439   $  (851,080)   $(20,724,758)    $(38,659)
                       -----------   ------   ---------   -------   -----------   -----------    ------------     --------
                       -----------   ------   ---------   -------   -----------   -----------    ------------     --------




                                     COMPREHENSIVE
                          TOTAL      (LOSS) INCOME
                          -----      -------------
Balance at December
  31, 1995...........  $   851,727
Issuance of
  compensatory stock
  options............
Sale of Series C
  Preferred Stock
  units for cash, net
  of expenses ($20.00
  per unit)..........    4,777,324
Amortization of
  unearned
  compensation.......      128,963
Net loss for the year
  ended December 31,
  1996...............   (6,142,674)   $(6,142,674)
                       -----------    -----------
Balance at December
  31, 1996...........     (384,660)   $(6,142,674)
                                      -----------
                                      -----------
Issuance of
  compensatory stock
  options and
  warrants...........
Amortization of
  unearned
  compensation.......    1,328,521
Exercise of stock
  options ($1.33 per
  share).............       35,910
Issuance of common
  stock in July in
  consideration for
  an amendment to an
  agreement ($7.50
  per share).........      900,000
Issuance of common
  stock in an initial
  public offering
  ($8.00 per share),
  net of expenses....   16,014,798
Conversion of
  preferred stock to
  common stock as the
  result of the
  initial public
  offering...........
Net income for the
  year ended December
  31, 1997...........    5,139,423    $ 5,139,423
Net unrealized gain
  on marketable
  securities.........          340            340
                       -----------    -----------
Balance at December
  31, 1997...........   23,034,332    $ 5,139,763
                                      -----------
                                      -----------
Amortization of
  unearned
  compensation.......      650,363
Sale of Common Stock
  under employee
  stock purchase
  plans and exercise
  of stock options...      908,131
Other adjustments to
  stockholders'
  equity.............       24,825
Net income for the
  year ended December
  31, 1998...........    1,453,037    $ 1,453,037
Changes in unrealized
  gain on marketable
  securities.........        8,750          8,750
                       -----------    -----------
Balance at December
  31, 1998...........   26,079,438    $ 1,461,787
                                      -----------
                                      -----------
Amortization of
  unearned
  compensation
  (unaudited)........      259,938
Issuance of
  compensatory stock
  options
  (unaudited)........       48,332
Sale of common stock
  under employee
  stock purchase
  plans and exercise
  of stock options
  and warrants
  (unaudited)........      280,028
Net loss for the six
  months ended June 30,
  1999 (unaudited)...   (3,516,765)   $(3,516,765)
Change in unrealized
  gain on marketable
  securities
  (unaudited)........      (47,749)       (47,749)
                       -----------    -----------
Balance at June 30,
  1999 (unaudited)...  $23,103,222    $(3,564,514)
                       -----------    -----------
                       -----------    -----------

Securities issued for non-cash consideration were valued based upon the Board of Directors' estimate of fair value of the securities issued at the time the services were rendered.

    The accompanying notes are an integral part of the financial statements.

                        PROGENICS PHARMACEUTICALS, INC.
                            STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                                       SIX MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,                   JUNE 30,
                                                         ---------------------------------------   -------------------------
                                                            1996          1997          1998          1998          1999
                                                            ----          ----          ----          ----          ----
                                                                                                          (UNAUDITED)
Cash flows from operating activities:
    Net (loss) income..................................  $(6,142,674)  $ 5,139,423   $ 1,453,037   $   579,003   $(3,516,765)
    Adjustments to reconcile net (loss) income to net
      cash (used in) provided by operating activities:
        Depreciation and amortization..................      308,882       319,486       387,920       164,390       304,782
        Amortization of premiums, net of discounts, on
          marketable securities........................                                  132,406        62,889        61,733
        Amortization of discounts on amounts due to
          joint venture................................                                                                5,601
        Loss in joint venture..........................                                                            1,796,934
        Expenses incurred in connection with issuance
          of common stock, stock options and
          warrants.....................................      128,963     1,328,521       650,363       350,006       308,270
        Stock issued in consideration for amending an
          agreement....................................                    900,000
        Other..........................................                                   24,825
        Changes in assets and liabilities:
            Decrease (increase) in accounts
              receivable...............................       30,756       (50,197)   (1,470,172)     (602,322)      194,861
            (Increase) in other current assets.........      (34,723)       (5,433)     (529,379)                     38,041
            Decrease (increase) in security deposits
              and other assets.........................       40,906        (1,309)       25,776
            Increase (decrease) in accounts payable and
              accrued expenses.........................    1,270,099      (559,596)      410,376      (407,937)      (77,104)
            Decrease in deferred lease liability.......       (4,349)      (16,735)
            Increase in investment in LLC..............                                                             (600,000)
            Increase (decrease) in income taxes
              payable..................................                     57,770       (57,770)      (25,000)
                                                         -----------   -----------   -----------   -----------   -----------
                 Net cash (used in) provided by
                 operating activities..................   (4,402,140)    7,111,930     1,027,382       121,029    (1,483,647)
                                                         -----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
    Capital expenditures...............................      (96,672)      (69,784)     (767,688)                   (447,078)
    Purchase of marketable securities..................                 (1,886,036)   (9,295,332)     (164,461)   (6,307,537)
    Sale of marketable securities......................                                  845,000    (8,099,171)    6,955,000
    Other..............................................                                   80,732
                                                         -----------   -----------   -----------   -----------   -----------
                 Net cash used in investing
                 activities............................      (96,672)   (1,955,820)   (9,137,288)   (8,263,632)      200,385
                                                         -----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
    Proceeds from issuance of equity securities, net of
      offering expenses................................    4,777,324    16,050,708       908,131
    Proceeds from the exercise of stock options and
      other adjustments to stockholders' equity........                                                176,601       280,028
    Payment of capital lease obligations...............     (191,142)     (115,557)      (98,887)      (46,075)      (49,703)
    Proceeds from notes payable........................                  2,000,000
    Repayments of notes payable........................                 (2,000,000)
                                                         -----------   -----------   -----------   -----------   -----------
                 Net cash provided by financing
                 activities............................    4,586,182    15,935,151       809,244       130,526       230,325
                                                         -----------   -----------   -----------   -----------   -----------
                   Net increase (decrease) in cash and
                   cash equivalents....................       87,370    21,091,261    (7,300,662)   (8,012,077)   (1,052,937)
Cash and cash equivalents at beginning of period.......      559,294       646,664    21,737,925    21,737,925    14,437,263
                                                         -----------   -----------   -----------   -----------   -----------
                 Cash and cash equivalents at end of
                 period................................  $   646,664   $21,737,925   $14,437,263   $13,725,848   $13,384,326
                                                         -----------   -----------   -----------   -----------   -----------
                                                         -----------   -----------   -----------   -----------   -----------
Supplemental disclosure of cash flow information:
    Cash paid for interest.............................  $    50,706   $    83,655   $    42,729
                                                         -----------   -----------   -----------
                                                         -----------   -----------   -----------
    Cash paid for income taxes.........................                $   200,000   $   140,000
                                                                       -----------   -----------
                                                                       -----------   -----------
Supplemental disclosure of noncash investing and
  financing activities:
    Increase in capital lease obligations..............  $    89,000   $    95,000   $    99,138
                                                         -----------   -----------   -----------
                                                         -----------   -----------   -----------
    Fixed assets included in accounts payable and
      accrued expenses.................................                              $    40,959   $    20,743   $    60,652
                                                                                     -----------   -----------   -----------
                                                                                     -----------   -----------   -----------

     The accompanying notes are an integral part of the financial statements.

                        PROGENICS PHARMACEUTICALS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                          (INTERIM DATA IS UNAUDITED)

1. ORGANIZATION AND BUSINESS

     Progenics Pharmaceuticals, Inc. (the 'Company') is a biopharmaceutical company focusing on the development and commercialization of innovative products for the treatment and prevention of cancer, viral diseases, including human immunodeficiency virus ('HIV') infection, and other diseases. Prior to July 1997, the Company was in the development stage. The Company was incorporated in Delaware on December 1, 1986. The Company has no products approved for sale by the U.S. Food and Drug Administration. In addition to the normal risks associated with a new business venture, there can be no assurance that the Company's research and development will be successfully completed, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. In addition, the Company operates in an environment of rapid change in technology and is dependent upon the continued services of its current employees, consultants and subcontractors.

     As of December 31, 1998, the Company had cash, cash equivalents and marketable securities of $24.6 million. The Company estimates that this amount will enable it to continue to operate beyond one year. In the future, the Company will need to raise additional financing through public or private equity financings, collaborative or other arrangements with corporate sources, or other sources of financing to fund operations. There can be no assurance that such additional financing, if at all available, can be obtained on terms reasonable to the Company. In the event the Company is unable to raise additional capital, operations will need to be scaled back or discontinued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

     The Company has derived all of its product revenue from the sale of research reagents to four customers. Product sales revenue is recognized at the time reagents are shipped. The reagents are products of the Company's research and development efforts.

     The Company maintains no inventory of reagents and cost of product sales is not material. The Company has been awarded government research grants from the National Institutes of Health (the 'NIH'). The NIH grants are used to subsidize the Company's research projects ('Projects') regarding HIV. NIH revenue is recognized on a pro rata basis as subsidized Project costs are incurred. Such method approximates the straight-line basis over the lives of the Projects.

     Payments from Bristol-Myers Squibb Company, Hoffmann-LaRoche, the Department of Defense, Aaron Diamond AIDS Research Center and the National Institutes of Health (collectively the 'Collaborators') (See Note 7) for contract research and development are used to subsidize the Company's research and development efforts. Such amounts are recognized as revenue as the related services are performed by the Company, provided the collection of the resulting receivable is probable. In situations where the Company receives payments in advance of performance of services, such amounts are deferred and recognized as revenue as the related services are performed.

     Upon the achievement of defined events certain Collaborators are required to make milestone payments to the Company. Such amounts are included in contract research and development revenue and are recognized as revenue upon the achievement of the event and when collection of the resulting receivable is probable.

     Interest income is recognized as earned.

     For each of the three years in the period ended December 31, 1998, all of the Company's research grant revenue and contract research and development revenue came from the NIH and the Collaborators, respectively.

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, marketable securities and receivables from the NIH and the Collaborators. The Company invests its excess cash in investment grade securities issued by corporations and governments. The Company has established guidelines that relate to credit quality, diversification and maturity and that limit exposure to any one issue of securities.

FIXED ASSETS

     Leasehold improvements, furniture and fixtures, and equipment are stated at cost. Furniture, fixtures, and equipment are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the life of the lease or of the improvement, whichever is shorter. Expenditures for maintenance and repairs which do not materially extend the useful lives of the assets are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the respective accounts and any gain or loss is recognized in operations. The estimated useful lives of fixed assets are as follows:

Machinery and equipment.......................  5-7 years
Furniture and fixtures........................  5 years
Leasehold improvements........................  Life of lease

PATENTS

     As a result of research and development efforts conducted by the Company, it has applied, or is applying, for a number of patents to protect proprietary inventions. All costs associated with patents are expensed as incurred.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments which have maturities of three months or less, when acquired, to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value. Cash and cash equivalents subject the Company to concentrations of credit risk. At December 31, 1998 and 1997, the Company had invested approximately $14,208,000 and $20,787,000 in funds with two major investment companies and held approximately $229,000 and $951,000 in a single commercial bank, respectively.

NET (LOSS) INCOME PER SHARE

     The Company prepares its per share data in accordance with Statement of Financial Accounting Standards No. 128, 'Earnings Per Share' ('SFAS No. 128').

     Basic net (loss) income per share is computed on the basis of net (loss) income for the period divided by the weighted average number of shares of common stock outstanding during the period. Diluted net (loss) income per share includes, where dilutive, the number of shares issuable upon exercise of outstanding options and warrants and the conversion of preferred stock. Disclosures required by SFAS No. 128 have been included in Note 12.

INCOME TAXES

     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes' ('SFAS No. 109'). SFAS No. 109 requires that the Company recognize deferred tax liabilities and assets for the expected

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ('temporary differences') at enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

RISKS AND UNCERTAINTIES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates relate to the recoverability of fixed assets and deferred taxes. Actual results could differ from those estimates. See also Notes 1 and 7(c).

STOCK-BASED COMPENSATION

     The accompanying financial position and results of operations of the Company have been prepared in accordance with APB Opinion No. 25, 'Accounting for Stock Issued to Employees' ('APB No. 25'). Under APB No. 25, generally, no compensation expense is recognized in the financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the fair value of the Company's stock, as of the grant date, is equal to or less than the amount an employee must pay to acquire the stock. The Company will recognize compensation expense in situations where the terms of an option grant are not fixed or where the fair value of the Company's common stock on the grant date is greater than the amount an employee must pay to acquire the stock.

     Disclosures required by Statement of Financial Accounting Standards No. 123, 'Accounting for Stock-Based Compensation' ('SFAS No. 123'), including pro forma operating results had the Company prepared its financial statements in accordance with the fair-value-based method of accounting for stock-based compensation, have been included in Note 8.

     The fair value of options and warrants granted to non-employees for financing, goods or services are included in the financial statements and expensed over the life of the debt, as the goods are utilized or the services performed, respectively.

COMPREHENSIVE (LOSS) INCOME

     For the year ended December 31, 1998, the Company adopted statement of Financial Accounting Standards No. 130, 'Reporting Comprehensive Income' ('SFAS No. 130'). Comprehensive (loss) income represents the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive (loss) income of the Company includes net (loss) income adjusted for the change in net unrealized gain or loss on marketable securities. The net effect of income taxes on comprehensive
(loss) income is immaterial. The disclosures required by SFAS No. 130 for the years ended December 31, 1996, 1997 and 1998 have been included in the Statements of Stockholders' (Deficit) Equity.

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1996 and 1997 financial statements to conform with the 1998 presentation.

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

3. MARKETABLE SECURITIES

     The Company considers its marketable securities to be 'available-for-sale,' as defined by Statement of Financial Accounting Standards No. 115, 'Accounting for Certain Investments in Debt and Equity Securities', and, accordingly, unrealized holding gains and losses are excluded from operations and reported as a net amount in a separate component of stockholders' equity.

     As of December 31, 1997 and 1998, marketable securities had maturities of less than three years. The following table summarizes the amortized cost basis, the aggregate fair value, and gross unrealized holding gains and losses at December 31, 1997 and 1998:

                                                                   UNREALIZED HOLDING
                                    AMORTIZED       FAIR       ---------------------------
                                   COST BASIS       VALUE       GAINS    (LOSSES)    NET
                                   ----------       -----       -----    --------    ---
1997:
     Corporate debt securities...  $ 1,885,860   $ 1,886,200   $ 1,496   $(1,156)   $  340
                                   -----------   -----------   -------   -------    ------
                                   -----------   -----------   -------   -------    ------
1998:
     Corporate debt securities...  $10,203,786   $10,212,876   $12,296   $(3,206)   $9,090
                                   -----------   -----------   -------   -------    ------
                                   -----------   -----------   -------   -------    ------

     For the years ended December 31, 1997 and 1998, there were no realized gains and losses from the sale of marketable securities. The Company computes the cost of its investments on a specific identification basis. Such cost includes the direct costs to acquire the securities, adjusted for the amortization of any discount or premium. The fair value of marketable securities has been estimated based on quoted market prices.

4. FIXED ASSETS

     Fixed assets, including amounts under capitalized lease obligations, consist of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1997         1998
                                                                 ----         ----
Machinery and equipment.....................................  $1,702,892   $1,813,726
Furniture and fixtures......................................     138,415      216,810
Leasehold improvements......................................      29,702      399,477
                                                              ----------   ----------
                                                               1,871,009    2,430,013
     Less, Accumulated depreciation and amortization........  (1,182,835)  (1,384,624)
                                                              ----------   ----------
                                                              $  688,174   $1,045,389
                                                              ----------   ----------
                                                              ----------   ----------

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1997         1998
                                                                 ----         ----
Accounts payable............................................  $  517,714   $1,140,442
Fees payable to Scientific Advisory Board members...........      38,500       16,000
Accrued payroll and related costs...........................     330,480      144,615
Legal and accounting fees payable...........................     322,819      294,608
Deferred lease liability, current portion...................      16,735
                                                              ----------   ----------
                                                              $1,226,248   $1,595,665
                                                              ----------   ----------
                                                              ----------   ----------

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

6. STOCKHOLDERS' EQUITY

     Subsequent to the Company's initial public offering of its common stock as discussed below, the Company is authorized to issue 40,000,000 shares of common stock, par value $.0013 ('Common Stock'), and 14,320,174 shares of preferred stock, par value $.001. The Board has the authority to issue common and preferred shares, in series, with rights and privileges determined by the Board.

     Prior to the Company's initial public offering ('IPO'), 4,000,000 preferred shares were designated as Series A Preferred Stock ('Series A'), 2,500,000 shares were designated as Series B Preferred Stock ('Series B') and 3,750,000 shares were designated as Series C Preferred Stock ('Series C') (collectively the 'Preferred Stock').

     In connection with the issuance of Series C stock in 1995 and 1996, the Company issued 347,249 five-year warrants (the 'C Warrants'). Each C Warrant, subsequent to the IPO, entitles the holder to purchase .75 share of Common Stock at $6.67. The number of C Warrants and their exercise price are subject to adjustment in the event the Company issues additional shares of Common Stock at below defined per share prices. As of December 31, 1998, 347,249 C Warrants were issued and outstanding and fully exercisable into 260,455 shares of Common Stock.

     During November 1997, the Company completed an IPO of 2,300,000 shares of its Common Stock, in which the Company raised approximately $16 million, net of expenses and underwriting discount. Concurrent with the IPO, all outstanding shares of Preferred Stock, were converted into 4,259,878 shares of Common Stock and thereafter retired.

7. COMMITMENTS AND CONTINGENCIES

I. OPERATING LEASES

     The Company leased office and laboratory space under noncancelable lease agreements (the 'Leases'). The Leases provided for escalations of the minimum rent during the lease term as well as additional charges based upon usage of certain utilities in excess of defined amounts ('Additional Utility Charges'). The Company recognized rental expense from the Leases on the straight-line basis. During the years ended December 31, 1996, 1997 and 1998, approximately $4,000, $33,000 and $17,000, respectively, of previously recognized rent expense, which had been included as a deferred lease liability, was paid.

     On January 27, 1998, the Company entered into a sublease agreement ('Sublease') consolidating and extending the Leases for office and laboratory space from May 1, 1998 through December 31, 1999. Fixed monthly rental expense totals approximately $54,000. The Sublease can be extended at the option of the Company for three additional one-year terms; however, the second and third options are subject to approval by the landlord.

     The Company also leases office equipment and an automobile under noncancelable operating leases. The leases expire at various times through March 2002.

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

     As of December 31, 1998, future minimum annual payments under all operating lease agreements, including the Sublease, are as follows:

                                                            MINIMUM
                       YEARS ENDING                          ANNUAL
                       DECEMBER 31,                         PAYMENTS
                       ------------                         --------
     1999.................................................  $657,829
     2000.................................................     8,569
     2001.................................................     7,534
     2002.................................................     1,521
                                                            --------
                                                            $675,453
                                                            --------
                                                            --------

     Rental expense totaled approximately $645,000, $628,000 and $672,000 for the years ended December 31, 1996, 1997 and 1998, respectively. Additional Utility Charges, were not material for these periods.

II. CAPITAL LEASES

     The Company leases certain equipment under various noncancelable capital lease agreements. The leases are for periods ranging from three to five years, after which the Company: (i) either has the option or is required to purchase the equipment at defined amounts or (ii) may extend the lease for up to one additional year at defined monthly payments or (iii) is required to return the equipment, as per the respective lease agreements.

     As of December 31, 1998, minimum annual payments under all capital leases, including required payments to acquire leased equipment, are as follows:

                                                            MINIMUM
YEARS ENDING                                                 ANNUAL
DECEMBER 31,                                                PAYMENTS
------------                                                --------
  1999....................................................  $146,644
  2000....................................................   102,994
  2001....................................................    37,069
  2002....................................................     5,175
                                                            --------
                                                             291,882
     Less, Amounts representing interest..................    67,370
                                                            --------
          Present value of net minimum capital lease
          payments........................................  $224,512
                                                            --------
                                                            --------

     Leased equipment included as a component of fixed assets was approximately $835,000 and $388,000 at December 31, 1997 and 1998, respectively; related accumulated depreciation was approximately $473,000 and $148,000 for the same respective periods.

III. LICENSING AND CORPORATE COLLABORATION AGREEMENTS

i. UNIVERSITIES

     The Company (as licensee) has a worldwide licensing agreement with Columbia University ('Columbia'). The license, as amended during October 1996, provides the Company with the exclusive right to use certain technology developed on behalf of Columbia. According to the terms of the agreement, the Company is required to pay nonrefundable licensing fees ('Licensing Fees'), payable in installments by defined dates or, if earlier, as certain milestones associated with product development ('Milestones') occur, as defined, which include the manufacture and distribution of a product which uses the licensed technology by 2004. The Company expenses Licensing Fees when

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

they become payable by the Company to Columbia. In addition, the Company is required to remit royalties based upon the greater of minimum royalties, as defined, or a percentage of net sales of products which utilize the licensed technology and a portion of sublicensing income, as defined. The licensing agreement may be terminated by Columbia under certain circumstances which includes the Company's failure to achieve the Milestones; however, Columbia shall not unreasonably withhold its consent to revisions to the due dates for achieving the Milestones under certain circumstances. If not terminated early, the agreement shall continue until expiration, lapse or invalidation of Columbia's patents on the licensed technology. The Company has the right to terminate the agreement at any time upon 90 days prior written notice. The termination of the license could have a material adverse effect on the business of the Company. Although the Company intends to use its best efforts to comply with the terms of the agreement, there can be no assurances that the agreement will not be terminated.

     The Company (as licensee) also has a non-exclusive licensing agreement with Stanford University whereby the Company has the non-exclusive, non-transferable right to use certain technology owned by the university. According to the terms of the agreement, the Company will be required to remit royalties based upon the greater of minimum royalties, as defined or various percentages of sales of products resulting from the use of licensed patent rights, as defined. Royalties shall continue to be payable, irrespective of termination of this license agreement, until such time as all sales of products which utilize the licensed technology shall have ceased.

     In September 1996, the Company (as licensee) entered into a licensing agreement with The Regents of the University of California ('Regents'). According to the terms of the agreement, the Company is required to remit royalties based upon the greater of minimum of royalties or a percentage of product sales and a portion of sublicensing income, as defined. The agreement can be terminated by the Company upon 90 days notice or by Regents in the event the Company fails to perform, which includes the achievement of certain defined milestones; otherwise the agreement terminates upon the lapse of Regents' patent regarding the licensed technology. Early termination of the agreement could have a material adverse effect on the business of the Company. Although the Company intends to use its best efforts to comply with the terms of the agreement, there can be no assurances that the agreement will not be terminated.

ii. SLOAN-KETTERING INSTITUTE FOR CANCER RESEARCH

     In November 1994, the Company (as licensee) entered into a worldwide exclusive licensing agreement with Sloan-Kettering Institute for Cancer Research ('Sloan-Kettering') whereby the Company has the exclusive right to use certain technology owned by Sloan-Kettering. Certain employees of Sloan-Kettering are consultants to the Company (see Note 7(d)). The Company is required to remit royalties based upon the greater of minimum royalties, as defined, or as a percentage of sales of any licensed product, as defined ('Product Royalties'), and sublicense income, as defined, earned under sublicenses granted by the Company in accordance with this licensing agreement ('Sublicense Royalties'). In the event that no Product Royalties or Sublicense Royalties are due in a given calendar year, then a defined percentage of that year's minimum royalty will be creditable against future Product Royalties or Sublicense Royalties due Sloan-Kettering. The licensing agreement may be terminated by Sloan-Kettering in the event that the Company fails to achieve certain defined objectives, which include the manufacture and distribution of a product which uses the licensed technology, by 2004, or if the Company fails to satisfy certain other contractual obligations ('Early Termination'); otherwise the agreement shall terminate either upon the expiration or abandonment of Sloan-Kettering's patents on the technology licensed, or 15 years from the date of first commercial sale, as defined, whichever is later. With regard to Early Termination, Sloan-Kettering shall not unreasonably withhold its consent to revisions to the due dates for achieving the defined objectives under certain circumstances. The Company has the right

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

to terminate the agreement at any time upon 90 days prior written notice ('Company Termination'). In the event of Early Termination or Company Termination, all licensing rights under the agreement would revert to Sloan-Kettering. Early Termination of the license could have a material adverse effect on the business of the Company. Although the Company intends to use its best efforts to comply with the terms of the license, there can be no assurance that the licensing agreement will not be terminated.

iii. AQUILA BIOPHARMACEUTICALS, INC.

     In August 1995, the Company (as licensee) entered into a license and supply agreement (the 'L&S Agreement') with Aquila Biopharmaceuticals, Inc. ('Aquila'). Under the terms of the L&S Agreement, the Company obtained a coexclusive license to use certain technology and a right to purchase QS-21 adjuvant (the 'Product') from Aquila for use in the Company's research and development activities. In consideration for the license, the Company paid a nonrefundable, noncreditable license fee and issued 45,000 restricted shares of the Company's Common Stock ('Restricted Shares') to Aquila. The Restricted Shares are nontransferable with this restriction lapsing upon the Company's achievement of certain milestones ('L&S Milestones'), as defined. In the event that any one or more L&S Milestones do not occur, the underlying Restricted Shares would be returned to the Company. As of December 31, 1998, the restrictions on 11,250 shares of common stock have lapsed. The fair value of the Restricted Shares, combined with the noncreditable license fee, were expensed during 1995 as research and development. In addition, the Company will be required to remit royalties based upon the net sales of products sold using the licensed technology ('Licensed Products') and a defined percentage of any sublicense fees and royalties payable to the Company with respect to Licensed Products. The L&S Agreement may be terminated by Aquila in the event that the Company fails to achieve certain defined objectives, which include the manufacture and distribution of a Licensed Product, by 2004 ('Early Termination'); otherwise the L&S Agreement shall terminate upon the expiration of Aquila's patents on the technology licensed. With regard to Early Termination, Aquila shall not unreasonably withhold its consent to revisions to the due dates for achieving the L&S Milestones under certain circumstances. The Company has the right to terminate the L&S Agreement at any time upon 90 days prior written notice ('Company Termination'), as defined. In the event of Early Termination or Company Termination, all licensing rights under the agreement would revert to Aquila. Early termination of the L&S Agreement would have a material adverse effect on the business of the Company. Although the Company intends to use its best efforts to comply with the terms of the L&S Agreement, there can be no assurance that the agreement will not be terminated.

iv. BRISTOL-MYERS SQUIBB COMPANY

     In July 1997, the Company and Bristol-Myers Squibb Company ('BMS') entered into a Joint Development and Master License Agreement (the 'BMS License Agreement') under which BMS obtained an exclusive worldwide license to manufacture, use and sell products resulting from development of the Company's products related to certain therapeutic cancer vaccines (the 'Cancer Vaccines'). Upon execution of the agreement, BMS made non-refundable cash payments of $9.5 million, as reimbursement for expenses previously incurred by the Company in the development of the Cancer Vaccines, $2.0 million as a licensing fee and approximately $1.8 million as reimbursement of the Company's budgeted clinical development costs for the Cancer Vaccines for the period April 15, 1997 through September 30, 1997. In addition, BMS is obligated to make future non-refundable payments as defined upon the achievement of specified milestones and pay royalties on any product sales. BMS is also required to subsidize ongoing development, clinical trials and regulatory filings ('Development Costs') conducted by the Company on a time and

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

material basis related to the Cancer Vaccines. BMS's funding of future Development Costs are refundable by the Company only to the extent that the Company receives such funding in advance and fails to expend such amounts for their intended purposes. The Company recognized as revenue the reimbursement of prior expenses and the licensing fee upon receipt of the funds. The Company recognizes revenue for the funding of Development Costs on a pro rata basis as the related expenses are incurred.

     The BMS License Agreement and related sublicenses terminate at various times, generally upon the expiration or abandonment of the related patents. The agreements can also be terminated by either party upon a material uncured breach by the other party. BMS has the further right to terminate the BMS License Agreement (including its funding and milestone obligations) as to specified licensed products at specified times.

v. F. HOFFMANN-LA ROCHE LTD.

     On December 23, 1997 (the 'Effective Date'), the Company entered into an agreement (the 'Roche Agreement') to conduct a research collaboration with F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche, Inc. (collectively 'Roche') to identify novel HIV therapeutics. The Roche Agreement grants to Roche an exclusive worldwide license to use certain of the Company's intellectual property rights related to HIV to develop, make, use and sell products resulting from the collaboration.

     The terms of the Roche Agreement require Roche to pay the Company an upfront fee and defined amounts annually for the first year, with annual adjustments thereafter, for the funding of research conducted by the Company. Roche's annual payment is made quarterly in advance. Such funding will continue for a minimum of two years from the Effective Date. In addition, the Company will receive non-refundable milestone payments and royalty payments based on achievement of certain events and a percentage of worldwide sales of products developed from the collaboration, respectively. The Company recognizes as revenue milestone payments as earned and research reimbursements on a pro rata basis as the underlying costs are incurred. The collaboration has a term of three years and may be extended by mutual agreement. The Roche Agreement shall remain in force until the expiration of all obligations to pay royalties pursuant to any licenses specified by the Roche Agreement. Roche may terminate the Roche Agreement at any time with prior written notice, at which time the license granted by the Company will terminate. Either party may terminate the Roche Agreement if the other party defaults on its obligations and such default is not cured within sixty days of written notice of such default.

     In connection with all the agreements discussed above, the Company has recognized research and development expenses, including transaction costs, totaling approximately $170,500, $1,901,000 and $550,000 for the years ended December 31, 1996, 1997 and 1998, respectively. Such expenses include the fair value of the Restricted Shares and 120,000 shares of Common Stock issued in July 1997. In addition, as of December 31, 1998, remaining payments associated with milestones and defined objectives with respect to the above agreements total $650,000. Future annual minimum royalties under the licensing agreements described in (i) through (iii) above are not significant.

iv. CONSULTING AGREEMENTS

     As part of the Company's research and development efforts it enters into consulting agreements with external scientific specialists ('Scientists') and others. These Agreements contain varying terms and provisions including fees to be paid by the Company and royalties, in the event of future sales, and milestone payments, upon achievement of defined events, payable to the Company. Certain Scientists, some of who are members of the Company's Scientific Advisory

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

Board, have purchased Common Stock or received stock options which are subject to vesting provisions, as defined. The Company has recognized expenses with regards to these consulting agreements totaling approximately $268,000, $971,000, and $482,000 for the years ended December 31, 1996, 1997 and 1998, respectively. Such expenses include the fair value of stock options of approximately $112,000, $772,000 and $329,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

8. STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

     The Company adopted three stock option plans, the Non-Qualified Stock Option Plan, the Stock Option Plan and the Amended Stock Incentive Plan (individually the '89 Plan,' '93 Plan' and '96 Plan,' respectively, or collectively, the 'Plans'). Under the 89 Plan, the 93 Plan and the 96 Plan as amended, a maximum of 375,000, 750,000 and 2,000,000 shares of Common Stock, respectively, are available for awards to employees, consultants, directors and other individuals who render services to the Company (collectively, 'Optionees'). The Plans contain certain anti-dilution provisions in the event of a stock split, stock dividend or other capital adjustment as defined. The
89 Plan and 93 Plan provide for the Board, or the Compensation Committee ('Committee') of the Board, to grant stock options to Optionees and to determine the exercise price, vesting term and expiration date. The 96 Plan provides for the Board or Committee to grant to Optionees stock options, stock appreciation rights, restricted stock performance awards or phantom stock, as defined (collectively 'Awards'). The Committee will also determine the term and vesting of the Award and the Committee may in its discretion accelerate the vesting of an Award at any time. Options granted under the Plans generally vest pro rata over five to ten year periods and have terms of ten to twenty years. Except as noted below, the exercise price of outstanding awards was equal to the fair value of the Company's Common Stock on the dates of grant. Under the 89 Plan, for a period of ten years following the termination for any reason of an Optionee's employment or active involvement with the Company, as determined by the Board, the Company has the right to repurchase any or all shares of Common Stock held by the Optionee and/or any or all of the vested but unexercised portion of any option granted to such Optionee at a purchase price defined by the 89 Plan. The 89 Plan terminated in April, 1994 and the 93 Plan and the 96 Plan will terminate in December, 2003 and October, 2006, respectively; however, options granted before termination of the Plans will continue under the respective Plans until exercised, cancelled or expired.

     The following table summarizes stock option information for the Plans as of December 31, 1998:

                         OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                -------------------------------------   -----------------------
                               WEIGHTED-
                                AVERAGE     WEIGHTED-                 WEIGHTED-
  RANGE OF                     REMAINING     AVERAGE                   AVERAGE
  EXERCISE        NUMBER      CONTRACTUAL   EXERCISE      NUMBER      EXERCISE
   PRICES       OUTSTANDING      LIFE         PRICE     EXERCISABLE     PRICE
-------------   -----------   -----------   ---------   -----------   ---------
$        1.33      188,859      5.5 yrs.     $ 1.33       176,109      $ 1.33
$  3.67-$5.33    1,164,139      6.5 yrs.     $ 4.47       671,723      $ 4.55
$ 6.67-$10.00      377,500      9.7 yrs.     $ 9.26         3,000      $ 6.67
$10.50-$14.50      541,800     10.0 yrs.     $12.03         2,300      $14.07
$17.00-$19.38       16,000      9.2 yrs.     $18.34         5,332      $18.34
                 ---------                                -------
$ 1.33-$19.28    2,288,298      7.8 yrs.     $ 6.89       858,464      $ 4.01
                 ---------                                -------
                 ---------                                -------

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

     Transactions involving stock option awards under the Plans during 1996, 1997 and 1998 are summarized as follows:

                                                                         WEIGHTED-AVERAGE
                                                              NUMBER      EXERCISE PRICE
                                                             OF SHARES         (2)
                                                             ---------         ---
Balance outstanding, December 31, 1995.....................    970,736        $ 4.39
1996:  Granted.............................................     94,500        $ 6.56
       Cancelled...........................................    (24,000)       $ 5.33
                                                             ---------
            Balance outstanding, December 31, 1996.........  1,041,236        $ 4.57
1997:  Granted(1)..........................................    848,000        $ 4.00
       Cancelled(1)........................................   (302,888)       $ 5.36
       Exercised...........................................    (27,000)       $ 1.33
                                                             ---------
            Balance outstanding, December 31, 1997.........  1,559,348        $ 4.17
1998:  Granted.............................................    930,800        $11.07
       Cancelled...........................................    (10,700)       $ 7.89
       Exercised...........................................   (191,150)       $ 4.54
                                                             ---------
            Balance outstanding, December 31, 1998.........  2,288,298        $ 6.89
                                                             ---------
                                                             ---------

------------

(1) Includes 216,225 options repriced, as discussed below

(2) For all options granted in 1996 and 1998 and 2,100 in 1997, the option exercise price equaled the fair value of the Company's common stock on the date of grant. For 1997, 845,900 options were granted, with an exercise price below the fair market value of the Company's common stock on the date of grant.

                            ------------------------

     As of December 31, 1996, 1997 and 1998, 488,553, 818,586, and 858,464
options with weighted average exercise prices of $3.59, $3.92 and $4.01, respectively, were exercisable under the Plans.

     As of December 31, 1998, shares available for future grants under the 93 Plan and the 96 Plan amounted to 35,362 and 560,700, respectively.

     The Company, during 1997, granted 520,900 stock options (including 216,225 options repriced as discussed below) to employees, with an average exercise price of $4.00, which was below the estimated fair value of the Common Stock on the date of grant. Accordingly, the Company is recognizing compensation expense on a pro rata basis over the respective options' vesting periods, of one to five years, for the difference between the estimated fair value of the Common Stock on the date the option was granted and the exercise price ('Unamortized Compensation'). The Unamortized Compensation as of December 31, 1997 and 1998 has been included within stockholders equity. For the years ended December 31, 1997 and 1998, the annual amortization of Unearned Compensation for employees totaled $322,296 and $314,902. As of December 31, 1998 the unamortized portion of Unearned Compensation for employees totaled $417,502.

     The Company since its inception has granted an aggregate of 1,082,000 options with a weighted-average exercise price of $3.86 to consultants in consideration for services. The fair values of these options have been included as Unearned Compensation and are being amortized as compensation expense on a pro rata basis over the service period ranging from four years to ten years. For the years ended December 31, 1996, 1997 and 1998 the annual amortization of Unearned Compensation for consultants totaled $128,963, $778,358 and $335,461, respectively. The above amounts included the fair value of stock options issued to consultants as discussed in

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

Note 7(d). As of December 31, 1998, the unamortized portion of Unearned Compensation for consultants totaled $693,516.

     On April 1, 1997, the exercise price of 216,225 options granted under the Plans, having exercise prices in excess of $4.00 per share, were reduced to $4.00 per share. The exercise price of the repriced options was less than the fair value of the underlying stock on the date of repricing. Accordingly, the Company is recognizing compensation expense on a pro rata basis over the respective remaining options' vesting periods of one to five years for the difference between the estimated fair value of the Common Stock on the date the option was repriced and $4.00. All other aspects of the options remain unchanged.

     During 1993, the Company adopted an Executive Stock Option Plan (the 'Executive Plan'), under which a maximum of 750,000 shares of Common Stock, adjusted for stock splits, stock dividends, and other capital adjustments, as defined, are available for stock option awards. Awards issued under the Executive Plan may qualify as incentive stock options ('ISOs'), as defined by the Internal Revenue Code, or may be granted as non-qualified stock options. Under the Executive Plan, the Board may award options to senior executive employees (including officers who may be members of the Board) of the Company, as defined. The Executive Plan will terminate on December 15, 2003; however, any option outstanding as of the termination date shall remain outstanding until such option expires in accordance with the terms of the respective grant.

     During December 1993, the Board awarded a total of 750,000 stock options under the Executive Plan to one officer, of which 664,774 were non-qualified options ('NQOs') and 85,226 were ISOs. The NQOs and ISOs have a term of ten years and entitle the officer to purchase an equal number of shares of Common Stock at prices of $5.33 and $5.87 per share, respectively, which represented the estimated fair market value and 110% of the estimated fair market value of the Company's Common Stock at the date of grant, as determined by the Board of Directors. 375,000 of the options vest pro rata over a period of four years, with the remaining 375,000 options vesting in full on the tenth anniversary of the date of grant; however, vesting with respect to the options vesting on the tenth anniversary will be accelerated in the event of the effective date of an initial public offering of the Company's Common Stock that yields certain gross per share amounts, as defined, or immediately before the closing of an acquisition of the Company. As the result of the Company's IPO and subsequent increase in the fair market value of the Company's Common Stock, 300,000 options vested. During 1998, 275,226 options, with a weighted-average exercise price of $5.50 per share, were exercised.

     The following table summarizes stock option information for the Executive Plan as of December 31, 1998:

                         OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
           -----------------------------------------------   -------------------------------
                            WEIGHTED-
RANGE OF                     AVERAGE          WEIGHTED-                        WEIGHTED-
EXERCISE     NUMBER         REMAINING          AVERAGE         NUMBER           AVERAGE
 PRICES    OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE    EXERCISE PRICE
 ------    -----------   ----------------   --------------   -----------    --------------
 $5.33       474,774         5.0 yrs.           $5.33          399,774           $5.33

     As of December 31, 1996, 1997 and 1998, 300,000, 450,000 and 399,774
options with weighted-average exercise prices of $5.45, $5.43 and $5.33, respectively, were exercisable under the Executive Plan.

     On May 1, 1998, the Company adopted two employee stock purchase plans (the 'Purchase Plans'), the 1998 Employee Stock Purchase Plan (the 'Qualified Plan)' and the 1998 Non-Qualified Employee Purchase Plan (the 'Non-Qualified'). The Purchase Plans provide for the grant to all employees of options to use up to 25% of their quarterly compensation, as such percentage is determined by the Board of Directors prior to the date of grant, to purchase shares

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

of the Common Stock at a price per share equal to the lesser of the fair market value of the Common Stock on the date of grant or 85% of the fair market value on the date of exercise. Options are granted automatically on the first day of each fiscal quarter and expire six months after the date of grants. The Qualified Plan is not available for employees owning more than 5% of the Common Stock and imposes certain other quarterly limitations on the option grants. Options under the Non-Qualified Plan are granted to the extent the option grants are restricted under the Qualified Plan. The Qualified and Non-Qualified Plans provide for the issuance of up to 150,000 and 50,000 shares of Common Stock, respectively.

     Purchases of Common Stock during the year ended December 31, 1998 are summarized as follows:

           QUALIFIED PLAN                      NON-QUALIFIED PLAN
------------------------------------  ------------------------------------
SHARES PURCHASED      PRICE RANGE     SHARES PURCHASED     PRICE RANGE
----------------      -----------     ----------------     -----------
     3,494         $10.63 -- $12.96          --                 --

     At December 31, 1998, shares reserved for future purchases under the Qualified and Non-Qualified Plans were 146,506 and 50,000, respectively.

     The following table summarizes the pro forma operating results of the Company had compensation costs for the Plans, the Executive Plan and the Purchase Plans been determined in accordance with the fair value based method of accounting for stock based compensation as prescribed by SFAS No. 123. Since option grants awarded during 1996, 1997 and 1998 vest over several years and additional awards are expected to be issued in the future, the pro forma results shown below are not likely to be representative of the effects on future years of the application of the fair value based method.

                                                         YEARS ENDED DECEMBER 31,
                                                   -------------------------------------
                                                      1996          1997         1998
                                                   -----------   ----------   ----------
Pro forma net (loss) income......................  $(6,189,086)  $5,016,206   $1,138,602
                                                   -----------   ----------   ----------
                                                   -----------   ----------   ----------
Pro forma net (loss) income per share, basic.....  $     (2.70)  $     1.60   $     0.13
                                                   -----------   ----------   ----------
                                                   -----------   ----------   ----------
Pro forma net (loss) income per share, diluted...  $     (2.70)  $     0.65   $     0.11
                                                   -----------   ----------   ----------
                                                   -----------   ----------   ----------

     For the purpose of the above pro forma calculation, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model. The weighted-average fair value of the options granted during 1996, 1997 and 1998 was $4.60, $3.91 and $6.87 respectively. The following assumptions were used in computing the fair value of option grants: expected volatility of 81% in 1996 and 1997 and 71% in 1998, expected lives of 5 years after vesting; zero dividend yield and weighted-average risk-free interest rates of 6.0% in 1996, 6.72% in 1997 and 4.45% in 1998.

9. EMPLOYEE SAVINGS PLAN

     The Company, during 1993, adopted the provisions of the amended and restated Progenics Pharmaceuticals 401(k) Plan (the 'Amended Plan'). The terms of the Amended Plan, among other things, allow eligible employees, as defined, to participate in the Amended Plan by electing to contribute to the Amended Plan a percentage of their compensation to be set aside to pay their future retirement benefits, as defined. The Company has agreed to match 25% of up to the first 8% of compensation that eligible employees contribute to the Amended Plan, as defined. In addition, the Company may also make a discretionary contribution, as defined, each year on behalf of all participants who are non-highly compensated employees, as defined. The Company made

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

matching contributions of approximately $10,000, $9,000 and $27,000 to the Amended Plan for the years ended December 31, 1996, 1997 and 1998, respectively.

10. INCOME TAXES

     There is no tax provision for the year ended December 31, 1998 as the Company was able to utilize net operating loss carryforwards that previously had been fully provided for. The effects of the alternative minimum tax on the 1998 provision were immaterial.

     The tax provision for the year ended December 31, 1997 has been computed based upon the prevailing federal and state tax rates, offset by the utilization of net operating loss carryforwards to the extent permitted by the alternative minimum tax rules of the federal and state tax codes. There is no benefit for federal or state income taxes for the year ended December 31, 1996, since the Company has incurred operating losses and has established a valuation allowance equal to the total deferred tax asset.

     The differences between the Company's effective income tax rate, (benefit) provision, and the Federal statutory rate is reconciled below:

                                                               YEARS ENDED
                                                               DECEMBER 31,
                                                          ----------------------
                                                          1996     1997     1998
                                                          ----     ----     ----
Federal statutory rate...............................     (34)%     34 %     34 %
State income taxes, net of Federal benefit...........      (6)       6        6
Research and experimental tax credit.................      (2)      (3)     (17)
Change in valuation allowance........................      42      (32)     (23)
                                                          ---      ---      ---
                                                           -- %      5 %     -- %
                                                          ---      ---      ---
                                                          ---      ---      ---

     The tax effect of temporary differences, net operating losses and tax credits carryforwards as of December 31, 1997 and 1998 are as follows:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                1997          1998
                                                             -----------   -----------
     Deferred tax assets and valuation allowance:
     Net operating loss carry-forwards.....................  $ 1,638,783   $ 2,669,911
     Fixed assets..........................................       98,894       108,500
     Deferred charges......................................    5,726,342     4,762,978
     Research and experimental tax credit carry-forwards...      831,670     1,083,944
     Alternative minimum tax credit........................      211,384       211,384
     Valuation allowance...................................   (8,507,073)   (8,836,717)
                                                             -----------   -----------
                                                                 --            --
                                                             -----------   -----------
                                                             -----------   -----------

     The Company does not recognize deferred tax assets considering the history of taxable losses and the uncertainty regarding the Company's ability to generate sufficient taxable income in the future to utilize these deferred tax assets.

     As of December 31, 1998, the Company has available, for tax purposes, unused net operating loss carryforwards of approximately $6.5 million which will expire in various years from 2002 to 2013. The Company's research and experimental tax credit carryforwards expire in various years from 2003 to 2013. In addition, the Company's alternative minimum tax credit can be carried forward indefinitely. Future ownership changes may limit the future utilization of these net operating loss and tax credit carryforwards as defined by the federal and state tax codes.

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

11. LINE OF CREDIT

     During March 1997 the Company obtained a line of credit ('Line') from a bank. The terms of the Line provide for the Company to borrow up to $2 million. Outstanding borrowings accrue interest, payable monthly, at the bank's prime rate of interest. The Line expired on July 31, 1997. The repayment of the Line was guaranteed by two affiliates of a stockholder of the Company ('Affiliates').

     In consideration for the guarantee of the Line, the Company issued 70,000 warrants to the Affiliates. Such warrants vested immediately and expire after five years. The exercise price was determined to be $4.00 per share in November 1997 upon completion of the Company's IPO. The aggregate fair value of the warrants totaled $227,867, which was expensed during the year ended
December 31, 1997.

12. NET (LOSS) INCOME PER SHARE

     The Company's basic net (loss) income per share amounts have been computed by dividing net (loss) income by the weighted-average number of common shares outstanding during the period. For the year ended December 31, 1996, the Company reported net losses and, therefore, common stock equivalents were not included since such inclusion would have been anti-dilutive. For the years ended
December 31, 1997 and 1998, the Company reported net income and, therefore, all common stock equivalents, with exercise prices less than the average fair market value of the Company's Common Stock for the year, have been included in the calculation, as follows:

                                                       NET INCOME (LOSS)      SHARES       PER SHARE
                                                          (NUMERATOR)      (DENOMINATOR)    AMOUNT
                                                       -----------------   -------------   ---------
1998:
     Basic:
          Net income.................................     $ 1,453,037        9,067,594       $0.16
                                                          -----------                      ---------
                                                          -----------                      ---------
     Effect of Dilutive Securities:
          Options....................................                        1,465,119
          Warrants...................................                          194,420
                                                                            ----------
     Diluted:
          Amounts used in computing per share data...     $ 1,453,037       10,727,133       $0.14
                                                          -----------       ----------     ---------
                                                          -----------       ----------     ---------
1997:
     Basic:
          Net income.................................     $ 5,139,423        3,127,855       $1.64
                                                          -----------                      ---------
                                                          -----------                      ---------
     Effect of Dilutive Securities:
          Options....................................                          829,156
          Warrants...................................                           77,211
          Effect of conversion of preferred stock....                        3,769,700
                                                                            ----------
     Diluted:
          Amounts used in computing per share data...     $ 5,139,423        7,803,922       $0.66
                                                          -----------       ----------     ---------
                                                          -----------       ----------     ---------
1996:
     Basic and Diluted:
          Net (loss).................................     $(6,142,674)       2,294,675      ($2.68)
                                                          -----------       ----------     ---------
                                                          -----------       ----------     ---------

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

     For the years ended December 31, 1996, 1997 and 1998 common stock equivalents which have been excluded from diluted per share amounts because their effect would have been anti-dilutive, include the following:

                                       1996                  1997                1998
                               ---------------------   -----------------   -----------------
                                           WEIGHTED             WEIGHTED            WEIGHTED
                                            AVERAGE             AVERAGE             AVERAGE
                                           EXERCISE             EXERCISE            EXERCISE
                                NUMBER       PRICE     NUMBER    PRICE     NUMBER    PRICE
                               ---------   ---------   ------   --------   ------   --------
Options and
  Warrants...................  2,051,691     $5.14      --        --       16,000    $18.34
Convertible
  Preferred
  Stock......................  4,259,878

13. NOTE TO INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)

BASIS OF PRESENTATION

     The interim financial statements as of and for the six months ended June 30, 1999 and 1998 are unaudited and reflect adjustments, consisting only of normal recurring accruals, which are, in the opinion of the Company's management, necessary for a fair presentation of the financial position and results of operations for the periods presented. Operating results for any interim period are not necessarily indicative of the results for the full year.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses as of June 30, 1999 consist of the following:

                                                           JUNE 30,
                                                             1999
                                                             ----
Accounts payable........................................  $1,300,761
Accrued payroll and related costs.......................      41,107
Legal and accounting fees payable.......................     157,000
                                                          ----------
                                                          $1,498,868
                                                          ----------
                                                          ----------

NET INCOME (LOSS) PER SHARE

     The Company's basic net income (loss) per share amounts have been computed by dividing net income (loss) by the weighted average number of common shares outstanding during the respective periods. For the six months ended June 30, 1999, the Company reported net losses and, therefore, no common stock equivalents were included in the computation of diluted per share amounts since such inclusion would have been antidulutive. For the six months ended June 30, 1998, the Company reported net income and, therefore, the calculation of diluted per share amounts includes all common stock equivalents with exercise prices below the average per share price of the Company's common stock for the respective periods. The calculations of basic and diluted net income (loss) per share are as follows:

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

                                               NET INCOME (LOSS)      SHARES       PER SHARE
                                                  (NUMERATOR)      (DENOMINATOR)    AMOUNT
                                               -----------------   -------------   ---------
1999:
     Six months-ended June 30, 1999:
          Basic and Diluted:.................     $(3,516,765)        9,400,728     ($0.37)
1998:
     Six months-ended June 30, 1998:
          Basic:.............................     $   579,003         9,008,623      $0.06
               Effect of Dilutive Securities:
               Options.......................                         1,691,153
               Warrants......................                           213,174
                                                                    -----------
          Diluted............................     $   579,003        10,912,950      $0.05
                                                                    -----------
                                                                    -----------

     Options and warrants which have been excluded from the diluted per share amounts because their effect would have been antidilutive include the following:

                                                                          SIX MONTHS ENDED JUNE 30,
                                                             --------------------------------------------------
                                                                      1999                         1998
                                                             ----------------------       ---------------------
                                                                          WEIGHTED                     WEIGHTED
                                                              WEIGHTED    AVERAGE          WEIGHTED    AVERAGE
                                                               AVERAGE    EXERCISE          AVERAGE    EXERCISE
                                                               NUMBER      PRICE            NUMBER      PRICE
                                                              ---------   --------         --------    --------
Options and warrants with exercise prices below the average
  fair market value of the company's common stock for the
  respective periods........................................  3,045,487    $ 6.59
Options and warrants with exercise prices above the average
  fair market value of the company's common stock for the
  respective periods........................................     83,713    $14.88           3,729     $19.06

FORMATION OF PSMA DEVELOPMENT COMPANY LLC

     On June 15, 1999, the Company and CYTOGEN Corporation ('CYTOGEN') (collectively, the 'Members') formed a joint venture in the form of a limited liability company (the 'LLC') for the purposes of conducting research, development, manufacturing and marketing of products related to the prostate-specific membrane antigen ('PSMA'). In connection with the formation of the LLC, the Members entered into a series of agreements, including an LLC Agreement, a License Agreement and a Services Agreement (collectively, the 'Agreements'). Each Member made an initial capital contribution of $100,000. In general, each Member has equal representation on the LLC's management committee and equal voting rights and rights to profits and losses of the LLC.

     Under the LLC Agreement, as long as the Company is a Member, the Company is required to pay to the LLC $2 million in supplemental capital contributions at certain defined dates or upon the achievement of defined milestones by the LLC, $500,000 of which was paid during June 1999. Such payments will, in turn, by paid by the LLC to CYTOGEN in consideration for CYTOGEN granting to the LLC, under the License Agreement, an exclusive worldwide license under certain patents and patent applications to make, use, develop and sell products in the field. During the six months ended June 30, 1999, the Company recognized its allocated share of the LLC's loss of approximately $1.8 million, representing the present value of the $2 million payments in connection with the LLC Agreement. The discount on the investment in the LLC will be amortized as interest expense over the term of the remaining payments.

     The Company will engage in a research program on behalf of the LLC under the Services Agreement and will be compensated for its services based on agreed upon terms. The Company is

                        PROGENICS PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                          (INTERIM DATA IS UNAUDITED)

required to fund the cost of research up to $3 million. All inventions made by the Company in connection with the Services Agreement will be assigned to the LLC for its use and benefit.

     The Agreements generally terminate upon the last to expire of the patents granted by the Members to the LLC or upon breach by either party, which is not cured within 60 days of written notice.

     The Company accounts for its investment in the LLC in accordance with the equity method of accounting. Selected operating statement data of the LLC for the six months ended June 30, 1999 are as follows:

                                                      SIX MONTHS ENDED
                                                       JUNE 30, 1999
                                                       -------------
Total expenses......................................    $ 1,796,934
                                                        -----------
Net loss............................................    $(1,796,934)
                                                        -----------
                                                        -----------

DEVELOPMENT AND LICENSE AGREEMENT WITH PROTEIN DESIGN LABS, INC.

     Effective April 30, 1999, the Company and Protein Design Labs, Inc. ('PDL') entered into a Development and License Agreement (the 'License Agreement') under which PDL agreed to develop a humanized antibody (the 'Technology') on behalf of the Company and granted to the Company an exclusive worldwide license under certain patents and patent applications to develop, use and sell products arising from the Technology directed against the specific target of the antibody ('Products'). PDL also granted to the Company non-exclusive licenses to PDL technical information, as defined, and sublicenses to PDL licenses from third parties to the extent necessary to enable the Company to make, use and sell Products. In addition, in June 1999 the Company exercised its right under the License Agreement to acquire an option to obtain a sublicense to certain additional patents and paid PDL a fee in connection therewith.

     Upon the achievement by PDL of certain performance-based milestones, as defined, the Company is required to make non-refundable payments to PDL. The Company is also required to pay royalties based on a percentage of net sales, as defined, of all Products for a specified period and non-refundable annual maintenance fees under certain conditions. During the six months ended June 30, 1999, the Company recognized an expense of $667,000 in connection with the License Agreement.

     The Company has the ability to terminate the License Agreement upon 60 days prior written notice. If terminated prior to payment of the second milestone, the Company will reimburse PDL for costs and expenses to the date of termination. Either party may terminate the License Agreement upon 10 or 30 days written notice of default in making scheduled payments or other breach, respectively, that is not cured by the other party. Otherwise, the License Agreement will continue until expiration of the Company's obligation to pay royalties to PDL.

--------------------------------------------------------------------------------


                                                CIBC WORLD MARKETS



              [PROGENICS LOGO]                  ROBERTSON STEPHENS



                                          PRUDENTIAL VECTOR HEALTHCARE
                                         A UNIT OF PRUDENTIAL SECURITIES

             2,000,000 SHARES


              COMMON STOCK


                                        GERARD KLAUER MATTISON & CO., INC.


       ---------------------------
               PROSPECTUS
       ---------------------------


                                              PUNK, ZIEGEL & COMPANY


                   , 1999


--------------------------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS
IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE
OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS
IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF
THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock offered hereby, other than underwriting discounts and commissions:

Registration Fee -- Securities and Exchange Commission......  $ 13,827
NASD Filing Fee.............................................     5,474
Nasdaq Listing Fee..........................................    17,500
Blue Sky fees and expenses..................................     5,000
Accountants' fees and expenses..............................   100,000
Legal fees and expenses.....................................   200,000
Printing and engraving expenses.............................   100,000
Transfer agent and registrar fees...........................    10,000
Miscellaneous...............................................    48,199
                                                              --------
     Total..................................................  $500,000
                                                              --------
                                                              --------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145(a) of the General Corporation Law of the State of Delaware (the 'DGCL') provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

     Section 102(b)(7) of the DGCL provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for breach of a director's fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. Progenics' Restated Certificate of Incorporation contains such a provision.

     Progenics' Certificate of Incorporation and By-Laws provide that Progenics shall indemnify officers and directors, and to the extent authorized by the Board of Directors, employees and agents of Progenics, to the full extent permitted by and in the manner permissible under the laws of the State of Delaware. In addition, the By-Laws permit the Board of Directors to authorize Progenics to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of Progenics arising out of his capacity as such.

     Progenics has entered into Indemnification Agreements with each of its officers and directors, pursuant to which Progenics has agreed to indemnify and advance expenses to such officers and directors to the fullest extent permitted by applicable law.

     Progenics has obtained an insurance policy providing coverage for certain liabilities of its officers and directors.

ITEM 16. EXHIBITS

EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
-----------                      ----------------------
       1.1   -- Form of Underwriting Agreement
      *3.1   -- Certificate of Incorporation of the Registrant, as
                amended.
      *3.2   -- By-laws of the Registrant.
      *4.1   -- Specimen Certificate for Common Stock, $.0013 par value per share, of the Registrant
       5.1   -- Opinion of Dewey Ballantine LLP
     *10.1   -- Form of Registration Rights Agreement
     *10.2   -- 1989 Non-Qualified Stock Option Plan
     *10.3   -- 1993 Stock Option Plan as amended
     *10.4   -- 1993 Executive Stock Option Plan
     *10.5   -- Amended 1996 Stock Incentive Plan
     *10.6   -- Form of Indemnification Agreement
  ****10.7   -- Employment Agreement dated as of December 22, 1998
                between Registrant and Dr. Paul J. Maddon
     *10.8   -- Letter dated August 25, 1994 between the Registrant and
                Dr. Robert J. Israel
   ***10.9   -- Employment Agreement dated as of June 10, 1998 between
                Registrant and Ronald J. Prentki, as amended by Amendment
                No. 1 to Employment Agreement dated as of October 8, 1998
    *+10.10  -- gp120 Supply Agreement dated July 19, 1995 between the
                Registrant and E. I. DuPont DeNemours and Company, as
                amended, October 27, 1995
    *+10.11  -- sCD4 Supply Agreement dated June 27, 1995 between the
                Registrant and E. I. DuPont De Nemours and Company
    *+10.12  -- Supply Agreement dated February 8, 1996 between the
                Registrant and Intracel Corporation Stock Purchase
                Agreement dated February 11, 1994 between the Registrant
                and Christopher Ben (Exhibit 10.13 to the 1993 Form 10-K)
    *+10.13  -- License Agreement dated November 17, 1994 between the
                Registrant and Sloan-Kettering Institute for Cancer
                Research
    *+10.14  -- Clinical Trial Agreement dated December 12, 1994 between the Registrant and Sloan-Kettering Institute for Cancer
                Research
    *+10.15  -- QS-21 License and Supply Agreement dated August 31, 1995 between the Registrant and Cambridge Biotech Corporation
                (now known as Aquila Biopharmaceuticals, Inc.)
    *+10.16  -- gp120 Sublicense Agreement dated March 17, 1995 between the Registrant and Cambridge Biotech Corporation (now
                known as Aquila Biopharmaceuticals, Inc.)
    *+10.17  -- Cooperative Research and Development Agreement dated
                February 25, 1993 between the Registrant and the Centers
                for Disease Control and Prevention

EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
-----------                      ----------------------
    *+10.18  -- License Agreement dated March 1, 1989, as amended by a
                Letter Agreement dated March 1, 1989 and as amended by a
                Letter Agreement dated October 22, 1996 between the
                Registrant and the Trustees of Columbia University
    *+10.19  -- License Agreement dated June 25, 1996 between the
                Registrant and The Regents of the University of California
    *+10.20  -- KLH Supply Agreement dated July 1, 1996 between the
                Registrant and PerImmune, Inc.
    *+10.21  -- sCD4 Supply Agreement dated November 3, 1993 between the
                Registrant and E. I. DuPont DeNemours and Company
      10.22  -- Sublease dated January 27, 1998 between the Registrant and Witco Corporation
    *+10.23  -- Joint Development and Master License Agreement dated as of April 15, 1997 between Bristol-Myers Squibb Company and the Registrant
    *+10.24  -- Sublicense Agreement with respect to the Sloan-Kettering
                License Agreement dated as of April 15, 1997 between
                Bristol-Myers Squibb Company and the Registrant
    *+10.25  -- Sublicense Agreement with respect to The Regents' License
                Agreement dated April 15, 1997 between Bristol-Myers
                Squibb Company and the Registrant
    *+10.26  -- Sublicense Agreement with respect to Aquila
                Biopharmaceuticals, Inc. License and Supply Agreement
                dated April 15, 1997 between Bristol-Myers Squibb Company
                and the Registrant
    *+10.27  -- Letter agreement dated as of April 15, 1997 among
                Bristol-Myers Squibb Company, Registrant and the
                Sloan-Kettering Institute for Cancer Research
     *10.28  -- Letter agreement dated as of April 15, 1997 among
                Bristol-Myers Squibb Company, Registrant and The Regents
                of the University of California
    *+10.29  -- Letter agreement dated as of April 15, 1997 among
                Bristol-Myers Squibb Company, Registrant and Aquila
                Biopharmaceuticals, Inc.
     *10.30  -- Form of Warrant to purchase Series C Preferred Stock
     *10.31  -- Form of Warrant issued to Tudor BVI Futures, Ltd. and
                Tudor Global Trading LLC
   **+10.32  -- Heads of Agreement, effective as of December 23, 1997, among F. Hoffman-La Roche Ltd., Hoffmann-La Roche Inc. and
                Registrant
*****+10.33  -- Development and License Agreement effective as of April
                30, 1999, between Protein Design Labs, Inc. and Registrant
*****+10.34  -- PSMA/PSMP License Agreement, dated June 15, 1999, by and among Registrant, CYTOGEN Corporation and PSMA Development
                Company LLC
*****+10.35  -- Limited Liability Company Agreement of PSMA Development
                Company, dated June 15, 1999, by and among Registrant,
                CYTOGEN Corporation and PSMA Development Company LLC
      23.1   -- Consent of PricewaterhouseCoopers LLP
      23.2   -- Consent of Dewey Ballantine LLP (included in exhibit 5.1)
      24.1   -- Power of Attorney (included on the signature pages to
                this Registration Statement)
 *****27.1   -- Financial Data Schedule.

------------

    * Previously filed as an exhibit to the Company's Registration Statement on Form S-1, Commission File No. 333-13627, and incorporated by reference herein.

   ** Previously filed as an exhibit to the Company's Current Report on Form 8-K dated February 6, 1998, and incorporated by reference herein.

  *** Previously filed as an exhibit to the Company's Quarterly Report on Form
      10-Q for the quarterly period ended September 30, 1998, and incorporated by reference herein.

 **** Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated by reference herein.

***** Previously filed as an exhibit to the Company's Quarterly Report on Form
      10-Q for the quarter ended June 30, 1999, and incorporated by reference herein.

    + Confidential treatment granted as to certain portions, which portions are omitted and filed separately with the Commission.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report that pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tarrytown, State of New York, on October 13, 1999.

                                          PROGENICS PHARMACEUTICALS, INC.

                                          By:         /S/ PAUL J. MADDON
                                             ...................................
                                                PAUL J. MADDON, M.D., PH.D.
                                              CHAIRMAN OF THE BOARD AND CHIEF
                                                      EXECUTIVE OFFICER

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose names appear below constitute and appoint Paul J. Maddon, Ronald J. Prentki and Robert
A. McKinney, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, together with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and such other agencies, offices and persons as may be required by applicable law, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                 CAPACITY                       DATE
                ---------                                 --------                       ----
            /s/ PAUL J. MADDON              Chairman of the Board and Chief        October 13, 1999
 .........................................    Executive Officer (Principal
       PAUL J. MADDON, M.D., PH.D.            Executive Officer)

          /s/ ROBERT A. MCKINNEY            Vice President, Finance & Operations   October 13, 1999
 .........................................    and Treasurer (Principal Financial
            ROBERT A. MCKINNEY                and Accounting Officer)

           /s/ CHARLES A. BAKER             Director                               October 13, 1999
 .........................................
             CHARLES A. BAKER

            /s/ KURT W. BRINER              Director                               October 13, 1999
 .........................................
              KURT W. BRINER

            /s/ MARK F. DALTON              Director                               October 13, 1999
 .........................................
              MARK F. DALTON

           /s/ STEPHEN P. GOFF              Director                               October 13, 1999
 .........................................
          STEPHEN P. GOFF, PH.D.

           /s/ PAUL F. JACOBSON             Director                               October 13, 1999
 .........................................
             PAUL F. JACOBSON

          /s/ RONALD J. PRENTKI             Director                               October 13, 1999
 .........................................
            RONALD J. PRENTKI

         /s/ DAVID A. SCHEINBERG            Director                               October 13, 1999
 .........................................
     DAVID A. SCHEINBERG, M.D., PH.D.

                               INDEX TO EXHIBITS

EXHIBIT NO.              DESCRIPTION OF EXHIBIT
-----------              ----------------------
       1.1  -- Form of Underwriting Agreement
      *3.1  -- Certificate of Incorporation of the Registrant, as
               amended.
      *3.2  -- By-laws of the Registrant.
      *4.1  -- Specimen Certificate for Common Stock, $.0013 par value per share, of the Registrant
       5.1  -- Opinion of Dewey Ballantine LLP
     *10.1  -- Form of Registration Rights Agreement
     *10.2  -- 1989 Non-Qualified Stock Option Plan
     *10.3  -- 1993 Stock Option Plan as amended
     *10.4  -- 1993 Executive Stock Option Plan
     *10.5  -- Amended 1996 Stock Incentive Plan
     *10.6  -- Form of Indemnification Agreement
  ****10.7  -- Employment Agreement dated as of December 22, 1998 between Registrant and Dr. Paul J. Maddon
     *10.8  -- Letter dated August 25, 1994 between the Registrant and
               Dr. Robert J. Israel
   ***10.9  -- Employment Agreement dated as of June 10, 1998 between
               Registrant and Ronald J. Prentki, as amended by Amendment
               No. 1 to Employment Agreement dated as of October 8, 1998
    *+10.10 -- gp120 Supply Agreement dated July 19, 1995 between the
               Registrant and E. I. DuPont DeNemours and Company, as
               amended, October 27, 1995
    *+10.11 -- sCD4 Supply Agreement dated June 27, 1995 between the
               Registrant and E. I. DuPont De Nemours and Company
    *+10.12 -- Supply Agreement dated February 8, 1996 between the
               Registrant and Intracel Corporation Stock Purchase
               Agreement dated February 11, 1994 between the Registrant
               and Christopher Ben (Exhibit 10.13 to the 1993 Form 10-K)
    *+10.13 -- License Agreement dated November 17, 1994 between the
               Registrant and Sloan-Kettering Institute for Cancer
               Research
    *+10.14 -- Clinical Trial Agreement dated December 12, 1994 between the Registrant and Sloan-Kettering Institute for Cancer
               Research
    *+10.15 -- QS-21 License and Supply Agreement dated August 31, 1995 between the Registrant and Cambridge Biotech Corporation
               (now known as Aquila Biopharmaceuticals, Inc.)
    *+10.16 -- gp120 Sublicense Agreement dated March 17, 1995 between the Registrant and Cambridge Biotech Corporation (now
               known as Aquila Biopharmaceuticals, Inc.)
    *+10.17 -- Cooperative Research and Development Agreement dated
               February 25, 1993 between the Registrant and the Centers
               for Disease Control and Prevention
    *+10.18 -- License Agreement dated March 1, 1989, as amended by a
               Letter Agreement dated March 1, 1989 and as amended by a
               Letter Agreement dated October 22, 1996 between the
               Registrant and the Trustees of Columbia University
    *+10.19 -- License Agreement dated June 25, 1996 between the
               Registrant and The Regents of the University of California
    *+10.20 -- KLH Supply Agreement dated July 1, 1996 between the
               Registrant and PerImmune, Inc.
    *+10.21 -- sCD4 Supply Agreement dated November 3, 1993 between the
               Registrant and E. I. DuPont DeNemours and Company
      10.22 -- Sublease dated January 27, 1998 between the Registrant and Witco Corporation
    *+10.23 -- Joint Development and Master License Agreement dated as of April 15, 1997 between Bristol-Myers Squibb Company and the Registrant
    *+10.24 -- Sublicense Agreement with respect to the Sloan-Kettering
               License Agreement dated as of April 15, 1997 between
               Bristol-Myers Squibb Company and the Registrant
    *+10.25 -- Sublicense Agreement with respect to The Regents' License
               Agreement dated April 15, 1997 between Bristol-Myers
               Squibb Company and the Registrant
    *+10.26 -- Sublicense Agreement with respect to Aquila
               Biopharmaceuticals, Inc. License and Supply Agreement
               dated April 15, 1997 between Bristol-Myers Squibb Company
               and the Registrant
    *+10.27 -- Letter agreement dated as of April 15, 1997 among
               Bristol-Myers Squibb Company, Registrant and the
               Sloan-Kettering Institute for Cancer Research

EXHIBIT NO.                     DESCRIPTION OF EXHIBIT
-----------                     ----------------------
     *10.28 -- Letter agreement dated as of April 15, 1997 among
               Bristol-Myers Squibb Company, Registrant and The Regents
               of the University of California
    *+10.29 -- Letter agreement dated as of April 15, 1997 among
               Bristol-Myers Squibb Company, Registrant and Aquila
               Biopharmaceuticals, Inc.
     *10.30 -- Form of Warrant to purchase Series C Preferred Stock
     *10.31 -- Form of Warrant issued to Tudor BVI Futures, Ltd. and
               Tudor Global Trading LLC
   **+10.32 -- Heads of Agreement, effective as of December 23, 1997, among F. Hoffman-La Roche Ltd., Hoffmann-La Roche Inc. and
               Registrant
*****+10.33 -- Development and License Agreement effective as of April
               30, 1999, between Protein Design Labs, Inc. and Registrant
*****+10.34 -- PSMA/PSMP License Agreement, dated June 15, 1999, by and among Registrant, CYTOGEN Corporation and PSMA Development
               Company LLC
*****+10.35 -- Limited Liability Company Agreement of PSMA Development
               Company, dated June 15, 1999, by and among Registrant,
               CYTOGEN Corporation and PSMA Development Company LLC
      23.1  -- Consent of PricewaterhouseCoopers LLP
      23.2  -- Consent of Dewey Ballantine LLP (included in exhibit 5.1)
      24.1  -- Power of Attorney (included on the signature pages to this Registration Statement)
 *****27.1  -- Financial Data Schedule.

------------
* Previously filed as an exhibit to the Company's Registration Statement on Form S-1, Commission File No. 333-13627, and incorporated by reference herein.

** Previously filed as an exhibit to the Company's Current Report on Form 8-K dated February 6, 1998, and incorporated by reference herein.

*** Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, and incorporated by reference herein.

**** Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated by reference herein.

***** Previously filed as an exhibit to the Company's Quarterly Report on Form
      10-Q for the quarter ended June 30, 1999, and incorporated by reference herein.

+ Confidential treatment granted as to certain portions, which portions are omitted and filed separately with the Commission.